Exhibit 10.1

ASSET PURCHASE AGREEMENT

by and among

SCOUT INVESTMENT ADVISORS, INC.

as “Purchaser”

and

REAMS ASSET MANAGEMENT COMPANY, LLC

as “Seller”

and

MME INVESTMENTS, LLC, MARK M. EGAN, DAVID B. MCKINNEY,

HILLTOP CAPITAL, LLC, THOMAS M. FINK, STEPHEN T. VINCENT,

TODD C. THOMPSON, DEANNE B. OLSON, AND

DANIEL P. SPURGEON,

as the “Members”

and, solely with respect to Section 9.3,

UMB FINANCIAL CORPORATION

as “Parent”

September     , 2010

SCHEDULES
Schedule 1.1(c)	Assigned Contracts

Schedule 1.l(d)	Assignable Permits

Schedule 1.l(f)	Proprietary Rights

Schedule 2.2	Foreign Qualifications

Schedule 2.3	Subsidiaries

Schedule 2.5	Consents; Approvals

Schedule 2.6(a)(1)-(2)	Real Property

Schedule 2.6(b)(1)-(2)	Personal Property

Schedule 2.8	Financial Statements

Schedule 2.9	Taxes

Schedule 2.12	Absence of Certain Changes

Schedule 2.14	Contracts

Schedule 2.17(a)	Insurance

Schedule 2.20	Permits

Schedule 2.21	Transactions with Interested Persons

Schedule 2.22	Employee Benefit Programs

Schedule 2.25(a)	Employees; Labor Matters

Schedule 2.26(b)-(d),(g)	Proprietary Rights

Schedule 2.27	Indebtedness; Guarantees

Schedule 2.28	Non-Competition Restrictions

Schedule 5.3	Incentive Bonus Pool

Schedule 5.4	Post-Closing Operational Matters

Schedule 6.1(g)	Consents

Schedule 6.1(p)	Confidentiality Agreements

EXHIBITS

Exhibit 1.9	Subsequent Payments

Exhibit 6.1(j)	Form of Bill of Sale and Assignment and Assumption Agreement

Exhibit 6.1(k)	Form of Employment Agreement

Exhibit 6.1(l)	Form of Intellectual Property Assignment

Exhibit 6.1(p)	Form of Confidentiality and Non-Solicitation Agreement

i

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of September     , 2010, by and among SCOUT INVESTMENT ADVISORS, INC., a Missouri corporation (“Purchaser”), REAMS ASSET MANAGEMENT COMPANY, LLC, an Indiana limited liability company (“Seller”), MME INVESTMENTS, LLC, a Delaware limited liability company (“MME”), MARK M. EGAN (“Egan”), DAVID B. MCKINNEY (“McKinney”), HILLTOP CAPITAL, LLC, a Wisconsin limited liability company (“Hilltop”), THOMAS M. FINK (“Fink” and, collectively with MME, Egan, McKinney and Hilltop, the “Principal Members”), STEPHEN T. VINCENT (“Vincent”), TODD C. THOMPSON (“Thompson”), DEANNE B. OLSON (“Olson”), DANIEL P. SPURGEON (“Spurgeon” and, collectively with MME, Egan, McKinney, Hilltop, Fink, Vincent, Thompson and Olson, the “Members”), and solely with respect to Section 9.3 of this Agreement, UMB FINANCIAL CORPORATION, a Missouri corporation (“Parent”).

WITNESSETH

WHEREAS, Seller is in the business of providing investment management services to the institutional marketplace (the “Institutional Services”); and

WHEREAS, Seller is also in the business of providing sub-advisory services to the Frontegra Columbus Core Fund (“Frontegra Core Fund”) and the Frontegra Columbus Core Plus Fund (“Frontegra Core Plus Fund”) (each, a “Frontegra Fund” and together, the “Frontegra Funds”), each of which is a series of Frontegra Funds, Inc., a multi-series open-end management investment company registered under the Investment Company Act (as defined below) (the “Sub-Advisory Services” and, together with the Institutional Services, the “Business”); and

WHEREAS, MME, McKinney, Hilltop, Vincent, Thompson, Olson and Spurgeon collectively own of record and beneficially one hundred percent of the issued and outstanding membership interests of Seller; and

WHEREAS, Egan and Fink hold financial interests in MME and Hilltop, respectively, and will benefit from the transactions contemplated by this Agreement; and

WHEREAS, subject to the terms and conditions hereof, Seller desires to sell to Purchaser substantially all of Seller’s properties and assets used in the Business; and

WHEREAS, subject to the terms and conditions hereof, Purchaser desires to purchase substantially all of the assets and properties of Seller used in the Business for the consideration specified herein and the assumption by Purchaser of certain liabilities and obligations of Seller as set forth herein.

NOW, THEREFORE, in order to consummate said purchase and sale and in consideration of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

SECTION 1. PURCHASE AND SALE OF ASSETS.

1.1 Sale of Assets. Subject to the provisions of this Agreement, Purchaser agrees to purchase from Seller, and Seller agrees to sell, convey, transfer, assign, and deliver to Purchaser, on the Closing Date (as defined in Section 1.10 hereof), all of the properties, rights and assets of Seller (except for the Excluded Assets (as defined in Section 1.2 hereof)), of every kind and description, wherever located, used or useable in the Business, whether or not carried and reflected on the books of Seller (collectively, the “Purchased Assets”), free and clear of all Liens (as defined below), other than Liens imposed by Law for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves are being maintained in accordance with GAAP (as defined below) (“Permitted Liens”). The term “Purchased Assets” shall include, without limitation, the following assets of Seller:

(a) all automobiles, supplies, materials, office furniture and office equipment, computing and telecommunications equipment and other items of tangible personal property (collectively, “Personal Property”) that are owned by Seller and are used in connection with the Business, wherever located, and any leasehold interests held by Seller with respect to any Personal Property;

(b) the leasehold interests of Seller with respect to its office leases for space located at 227/231/235 Washington Street, Columbus, Indiana 47201, at 18500 W. Corporate Drive, Suite 200, Brookfield, Wisconsin 53045 and at 4507 Pine Ridge Drive, Columbus, Indiana 47201 (collectively, the “Leases”), together with all deposits with respect thereto, and all facilities, fixtures, and other improvements thereon owned by Seller and any transferable licenses and permits and other appurtenances thereto;

(c) the investment management agreements, contracts, commitments, licensing agreements, leases (including, without limitation, the Leases and any capital or operating leases related to office equipment), subleases, contracts for services and supplies, contracts to sell services set forth on Schedule 1.1(c) attached hereto, and all other agreements (whether written or oral) to which Seller is a party or under which Seller receives benefits arising out of or related to the Business set forth on Schedule 1.1(c) attached hereto, and all rights thereunder (collectively, the “Assigned Contracts”);

(d) all federal, state, local, foreign or other governmental permits (including, without limitation, occupancy permits), certificates, licenses, consents, and authorizations (collectively, the “Permits”) used or useable by Seller in connection with the conduct of the Business listed on Schedule 1.1(d) attached hereto;

(e) all logs, business and financial records (other than original Corporate Records (as defined in Section 1.2(a) hereof) and copies of Seller’s Tax Returns (as defined in Section 2.9(b) hereof) and related work papers as described in Section 1.2(g) hereof), employee files, data, and books of account (or true copies thereof), whether printed or computerized;

(f) all copyrightable works (whether or not published), all registered and unregistered copyrights and applications therefor (including renewals), registered and unregistered trademarks and applications therefor (including renewals), registered and unregistered service marks and applications therefor (including renewals), trade secrets and trade secret rights, patents, patent applications (including renewals, reexaminations, divisionals, and continuations), patent disclosures (together with all re-issuances, continuations, continuations-in-part, revisions and extensions), patent rights, inventions and discoveries (whether or not patentable and whether or not reduced to practice), trade names and trade name rights, trade dress and corporate names (including, without limitation, the trade name Reams Asset Management Company and the corporate name Reams Asset Management Company, LLC, together, in each instance, with all translations, adaptations, derivations and combinations thereof), websites including website code, content and graphics, domain names and URLs, e-mail addresses, computer software and all related source code and object code, and other similar rights used or useable in the Business, including, but not limited to, those listed on Schedule 1.l(f) attached hereto, as well as all goodwill of the Business as a going concern, including without limitation lists of customers and suppliers, correspondence, purchase orders, market surveys, and marketing know-how; general intangibles of the Business, including without limitation techniques, processes, inventions, designs, logos, data bases, formulae and know-how that pertain to the Business; and, to the extent assignable, all licenses, sublicenses, agreements and permissions to or from third parties with respect to the foregoing or rights related thereto (collectively, the “Proprietary Rights”);

(g) to the extent assignable, all memberships in trade associations;

(h) all mailing lists, subscriber and advertiser lists, subscriptions or processes of Seller used in or relating to the Business;

(i) all advertising, editorial, marketing, promotional and ancillary materials and sources, client information pertaining to persons and planned services (if any) and supplier information used in or related to the Business;

(j) all Accrued Revenues and all Pre-Paid Expenses (each as defined below);

(k) all other assets (including without limitation all causes of action, rights of action, contract rights and warranty (whether express or implied) and product liability claims against third parties, all telephone numbers and telecopier numbers) relating to the Purchased Assets or the Business, regardless of whether any value is ascribed thereto in the Seller’s financial statements; and

(l) all other assets of Seller used or useable in the Business.

Notwithstanding the foregoing provisions of this Section 1.1, the transfer of the Purchased Assets pursuant to this Agreement shall not include the assumption of any liability or obligation related to the Purchased Assets or the Business, unless such liability or obligation is expressly included in the Assumed Liabilities (as defined below). To the extent that any contract, lease or other agreement that would otherwise be an Assigned Contract is not capable of being transferred by Seller hereunder without the consent of another Person which has not been obtained as of the Closing (which contracts, leases or other agreements are listed on Schedule 1.1(c) attached hereto (the “Subject Contracts”)), neither this Agreement nor the Bill of Sale (as defined below) shall constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful. To the extent not already obtained by Seller prior to the Closing, on and after the Closing, Seller shall, at its expense, use commercially reasonable efforts to obtain each such required consent as promptly as possible, and Purchaser shall cooperate in such efforts. If any such consent is not obtained, Purchaser shall nevertheless pay and perform Seller’s going-forward obligations under each such Subject Contract subject to Seller providing to or otherwise obtaining for Purchaser the corresponding benefits thereunder, and the parties shall cooperate with one another in any reasonable arrangement proposed by either party to result in such effect, in each case to the extent permitted under applicable Law and the terms of any such Subject Contract. If and when the consent of the third party to a Subject Contract is obtained upon terms reasonably acceptable to Purchaser, such Subject Contract shall become an Assigned Contract hereunder.

1.2 Excluded Assets. Notwithstanding the foregoing, the Purchased Assets shall not include the following items (the “Excluded Assets”):

(a) Seller’s record books and limited liability company record books containing minutes of meetings of managers and members, and any other records that relate exclusively to Seller’s organization or capitalization (collectively, the “Corporate Records”), provided, however, that Seller shall provide Purchaser prior to the Closing with copies of each of the foregoing;

(b) subject to the last paragraph of Section 1.1 hereof, all contracts, commitments, licensing agreements, leases, subleases, contracts for services and supplies, contracts to sell services and all other agreements to which Seller is a party or under which Seller receives benefits other than the Assigned Contracts, and all rights thereunder;

(c) Seller’s rights under this Agreement and the agreements and instruments delivered to Purchaser pursuant hereto, and all monies to be received by Seller from Purchaser under this Agreement (without prejudice to Purchaser’s right to recoupment thereof as set forth elsewhere herein or as otherwise permitted by Law);

(d) Seller’s rights to any insurance refunds relating to portions of any premiums paid by Seller on or prior to the Closing that cover periods following the Closing Date;

(e) Seller’s rights to any refunds in respect of Taxes (as defined in Section 2.9 hereof) for periods or portions of periods ending on or prior to the Closing Date;

(f) all accounts receivable held by Seller as of the Closing Date;

(g) all cash and cash equivalents of Seller, marketable securities or certificates of deposit, or any collected funds or items in the process of collection through and including the Closing Date;

(h) all pre-paid expenses other than the Pre-Paid Expenses (as defined below);

(i) any claims, refunds, causes of action, choses in action, rights against any third party (including, without limitation, insurance carriers), rights of set-off and all other rights and assets of every kind and nature to the extent they relate to the Excluded Assets set forth above or otherwise relate to the Excluded Liabilities (except to the extent Purchaser shall have incurred costs and expenses with respect thereto); and

(j) Seller’s Tax Returns and all work papers related thereto; provided, however, that Seller shall provide Purchaser with copies of the foregoing as otherwise contemplated by this Agreement.

1.3 Assumption of Liabilities. Upon the sale and purchase of the Purchased Assets, Purchaser agrees to assume, pay, and perform in accordance with their respective terms only the following obligations and liabilities of Seller relating to the Business and only to the extent such obligations and liabilities are not overdue or delinquent on the Closing Date (the “Assumed Liabilities”):

(a) the contractual obligations of Seller under all Assigned Contracts assigned to and assumed by Purchaser and, subject to the last paragraph of Section 1.1 hereof, the contractual obligations of Seller under any Subject Contract, in each case to the extent such obligations pertain to periods after the Closing Date; and

(b) the Accrued Expenses.

The assumption of the Assumed Liabilities by Purchaser shall not enlarge any rights of third parties under contracts or arrangements with Purchaser or Seller and nothing herein shall prevent any party from contesting in good faith with any third party any of said liabilities.

1.4 Excluded Liabilities. Except for the Assumed Liabilities, Purchaser shall not assume or be bound by any obligations or liabilities of Seller of any kind or nature, known, unknown, accrued, absolute, fixed, contingent, or otherwise, whether or not existing or hereafter arising whatsoever (the “Excluded Liabilities”), including, without limitation, the following:

(a) all Taxes imposed on, collected by or withheld with respect to, or in any way related to the Business or the Purchased Assets for any periods prior to and including the Closing Date;

(b) all Taxes imposed on, collected by or withheld with respect to, or in any way related to Seller or the Members;

(c) liabilities or obligations of Seller in respect of indebtedness for borrowed money or any other notes payable;

(d) liabilities and obligations of Seller in connection with or relating to any of Seller’s existing or former employees, employee benefit plans or programs, including, without limitation, any “stay bonus,” severance or other termination obligations of Seller owed to any other existing or former employee;

(e) liabilities and obligations of Seller to third parties arising out of any breach by Seller on or prior to the Closing Date of any representation, warranty, or covenant of Seller under any Assigned Contract, Subject Contract or other agreement;

(f) liabilities in respect of amounts due to clients in connection with overpayments made by clients of the Business on or prior to the Closing Date;

(g) liabilities and obligations of Seller in respect of the redemption of membership interests from current or former members of Seller;

(h) any liens and encumbrances on the Purchased Assets, other than Permitted Liens;

(i) except as provided in Section 7.4(b), any liabilities and obligations of Seller arising from the transactions contemplated by this Agreement;

(j) all liabilities and obligations arising in respect of the Excluded Assets;

(k) all accounts payable of Seller and any accrued expenses other than the Accrued Expenses (as defined below);

(l) any success fees payable to Frontier Partners pursuant to Seller’s consulting agreement with such party; and

(m) any other liability, obligation, claim, action, complaint, debt, suit, cause of action, investigation, or proceeding of any kind whatsoever, against or relating to Seller, the Business, or the Purchased Assets, whether asserted, instituted, or commenced prior to or after the Closing Date, by any third party for damages suffered by such third party resulting from the use, ownership or lease of the Purchased Assets, the Owned Real Property or the Leased Real Property (as defined below) or operation of the Business on or prior to the Closing Date, or any actions taken or omitted to be taken by Seller on or prior to the Closing Date, or with respect to any continuing business activities of Seller after the Closing Date.

1.5 Purchase Price Calculation. Subject to the other terms and conditions of this Agreement, the consideration to be paid to Seller for the Purchased Assets and the Restrictive Covenants (as defined in Section 4.12) hereunder shall consist of the following (collectively, the “Purchase Price”):

(a) The Initial Cash Consideration (as defined below); plus

(b) The amount, if any, by which the Closing Date Accrual Amount, as finally determined in accordance with the provisions of Section 1.7, is greater than Zero Dollars ($0) (the “Target Amount”); or minus the amount, if any, by which such Closing Date Accrual Amount is less than the Target Amount (such adjustment is referred to herein as the “Accruals Adjustment”); plus

(c) The Retention Shares (as defined below), if applicable; plus

(d) The Subsequent Payments (as defined below).

1.6 Closing Date Purchase Price Payment. On the Closing Date:

(a) Purchaser shall deliver to Seller by wire transfer of immediately available funds an amount equal to:

(i) Forty-Two Million Dollars ($42,000,000) (the “Initial Cash Consideration”), plus or minus, as determined pursuant to Section 1.7,

(ii) the Estimated Accruals Surplus or the Estimated Accruals Deficiency, minus

(iii) the Pay-off Amounts (to the extent applicable).

(b) Purchaser shall pay, on behalf of Seller at its request hereby, the amounts necessary to satisfy any indebtedness of Seller disclosed on Schedule 2.27 directly to the related indebted parties (the “Pay-off Amounts”).

1.7 Post-Closing Adjustment to Purchase Price.

(a) Payment of the Amount of the Accruals Adjustment.

(i) Not later than three (3) business days prior to the anticipated Closing Date, Seller shall prepare in good faith a written estimate of the Closing Date Accrual Amount (the “Estimated Closing Date Accrual Amount”). If the Estimated Closing Date Accrual Amount is less than the Target Amount, the Initial Cash Consideration shall be decreased by the amount of any such difference (the “Estimated Accruals Deficiency”), as set forth in Section 1.6(a). If the Estimated Closing Date Accrual Amount is greater than the Target Amount, the Initial Cash Consideration shall be increased by the amount of any such difference (the “Estimated Accruals Surplus”), as set forth in Section 1.6(a).

(ii) Not later than ten (10) business days after the Closing Date Accrual Amount is finally determined pursuant to Section 1.7(b), (A) Seller shall pay to Purchaser the amount, if any, by which the Closing Date Accrual Amount, as finally determined in accordance with Section 1.7(b), is less than the Estimated Closing Date Accrual Amount, or (B) Purchaser shall pay to Seller the amount, if any, by which such Closing Date Accrual Amount is greater than the Estimated Closing Date Accrual Amount.

(b) Preparation of the Closing Date Balance Sheet.

(i) Not later than one hundred twenty (120) days after the Closing Date, Purchaser shall, at its sole cost, prepare and deliver to Seller (A) an unaudited balance sheet of Seller as of the close of business on the Closing Date (the “Closing Date Balance Sheet”) which shall be prepared in accordance with generally accepted accounting principles, consistently applied (“GAAP”); and (B) a schedule (the “Schedule of Adjustments”) setting forth in reasonable detail Purchaser’s good faith computation of the Accruals Adjustment based upon the Closing Date Balance Sheet and Closing Date Accrual Amount and reflecting any change from the Estimated Closing Date Accrual Amount.

(ii) Not later than thirty (30) days after the delivery of the Closing Date Balance Sheet and Schedule of Adjustments to Seller, Seller shall present any objections that Seller may have to any of the matters set forth therein, which objections shall be set forth in writing and in reasonable detail, and Seller shall present its own calculation of the Closing Date Accrual Amount. During such thirty (30) day review period, Purchaser agrees to provide, or cause to be provided, to Seller and the Members and their respective representatives reasonable access during normal business hours to the relevant records and working papers of Seller, and copies of such records and working papers, to aid in Seller’s review of the Closing Date Balance Sheet, Schedule of Adjustments and Accruals Adjustment. If Seller does not deliver any written objections to Purchaser within such 30-day period, Seller shall be deemed to have accepted the Closing Date Balance Sheet, Schedule of Adjustments and Accruals Adjustment and irrevocably waived any right to object thereto. Following the delivery to Purchaser of any objections to the Closing Date Balance Sheet, Schedule of Adjustments and/or Accruals Adjustment, Purchaser and Seller shall meet to discuss the objections raised by Seller with a good faith view toward resolving such objections. If Seller and Purchaser are able to resolve the objections raised by Seller, then they shall reduce such resolution to writing and such agreed upon Accruals Adjustment valuation shall be final and binding on Purchaser and Seller.

(iii) If Seller delivers such written objections to the Closing Date Balance Sheet, Schedule of Adjustments and/or Accruals Adjustment and all such objections are not resolved by Purchaser and Seller within thirty (30) calendar days after delivery to Purchaser of such objections, then such dispute shall be submitted not later than seven (7) calendar days thereafter to a nationally or regionally recognized firm of independent certified public accountants to be mutually agreed upon by Purchaser and Seller other than any firm which performs, or within the past three years has performed, audits or financial statement reviews or financial statement compilations for Seller or Purchaser (the “Independent Accountant”). The Independent Accountant shall be instructed to deliver a decision solely with respect to the amount of the Accruals Adjustment and the other matters referred to it for determination within thirty (30) calendar days after the submission of such matters to the Independent Accountant, and to only render a decision with respect to the matters submitted for determination. The Independent Accountant shall be instructed that its decision shall be in writing and shall include (A) a statement describing in reasonable detail the decision of the Independent Accountant with respect to each item in dispute submitted to the Independent Accountant; (B) a computation of the Accruals Adjustment using the amounts determined by the Independent Accountant and reflecting changes, if any, to the Schedule of Adjustments and the Closing Date Balance Sheet, it being understood that the amount of the Closing Date Accrual Amount shall not be (x) less than the amount shown in Purchaser’s Accruals Adjustment and Schedule of Adjustments, nor (y) more than the amount thereof set forth in Seller’s written objections delivered to Purchaser pursuant to Section 1.7(b)(ii). The decision of the Independent Accountant shall be final and binding and conclusive upon Purchaser and Seller for all purposes under this Agreement, absent manifest error. The fees and expenses of the Independent Accountant shall be shared equally by Purchaser on the one hand, and Seller on the other hand.

(c) For purposes of this Agreement, “Closing Date Accrual Amount” shall mean (i) any fee income of the Business which has been accrued but has not yet been invoiced (“Accrued Revenues”), plus (ii) any pre-paid expenses incurred in the ordinary course of Business excluding any pre-paid expenses relating to insurance or Marquis Jet or which otherwise relate to Excluded Assets or Excluded Liabilities (“Pre-Paid Expenses”), less (iii) the expenses incurred in the ordinary course of Business which have been accrued but not yet payable or invoiced but excluding any employee compensation and benefit-related expenses of the Business or which otherwise relate to Excluded Assets or Excluded Liabilities (“Accrued Expenses”), in each case determined as of the close of business on the Closing Date and in accordance with GAAP, less (iv) Four Hundred Sixty-Nine Thousand Dollars ($469,000).

1.8 Retention Shares. In the event that the Retention Percentage (as defined below) is at least ninety-five percent (95%), then within five (5) business days after the Determination Date (as defined below), Purchaser shall cause Parent to issue to Seller the Retention Shares (as defined below), which Seller agrees not to sell, offer, transfer, agree to transfer, assign, pledge, hypothecate or otherwise dispose of, directly or indirectly, for a period of one (1) year from issuance to Seller. “Determination Date” shall mean the date on which it is finally determined with respect to each Frontegra Fund: (i) that such Frontegra Fund has been reorganized as a Scout Fund in a Frontegra Fund Acquisition (as defined in Section 4.14); (ii) that a Frontegra Fund Sub-Advisory Arrangement (as defined in Section 4.14) has been established under which Purchaser serves as sub-adviser to such Frontegra Fund; or (iii) that no Frontegra Fund Acquisition or Frontegra Fund Sub-Advisory Arrangement (each as defined in Section 4.14) will occur with respect to that Frontegra Fund; provided, however, that in the event that as of the SMA Consent Date (as defined below), the Retention Percentage is at least ninety-five percent (95%), then the Determination Date shall be the same as the SMA Consent Due Date. “Retention Percentage” shall mean a fraction, expressed as a percentage, the numerator of which is the sum of: (i) the projected 12-month client revenue of the Business (with such projected 12-month revenue based on August 31, 2010 assets under management and fee rates) represented by clients consenting to the assignment of their respective investment management agreements (or similar client agreements) with Seller to Purchaser, as evidenced by the execution and delivery of Client Consents (as defined below) on or before the date which is thirty (30) days following the Closing Date (the “SMA Consent Due Date”), and provided that such clients do not terminate their respective investment management agreements (or similar client agreements) with Seller or Purchaser on or before the SMA Consent Due Date; and (ii) the projected 12-month revenue of the Business (with such projected 12-month revenue based on August 31, 2010 assets under management and fee rates) represented by the Frontegra Core Fund and the Frontegra Core Plus Fund, to the extent either such Frontegra Fund has been the subject of a Frontegra Fund Acquisition or Frontegra Fund Sub-Advisory Arrangement (each as defined in Section 4.14); and the denominator of which is the total projected 12-month revenue of the Business (with such projected 12-month revenue based on August 31, 2010 assets under management and fee rates). “Retention Shares” shall mean such number of shares of Parent unregistered common stock (rounded to the next whole share) as may be determined by dividing One Million Dollars ($1,000,000) by the UMBFC Market Price. “UMBFC Market Price” means the market price of common stock of Parent determined based upon the closing price of the common stock of Parent on the Determination Date. For the avoidance of doubt, the parties acknowledge and agree that Purchaser has no rights in the Retention Shares.

1.9 Subsequent Payments. Subject to the other provisions of this Agreement, following the end of each of the first five successive twelve month periods following the Closing Date (each such twelve month period, a “Subsequent Payment Period”), Seller may be entitled to a payment (each, a “Subsequent Payment”) based upon the Adjusted Pre-Tax Income for such Subsequent Payment Period, as detailed on Exhibit 1.9 attached hereto.

1.10 Time and Place of Closing. The closing of the purchase and sale of the Purchased Assets provided for in this Agreement (the “Closing”) shall be held at such location as may be mutually agreed to by the parties, on November 30, 2010 or such earlier date as Purchaser and Seller may otherwise mutually agree (the “Closing Date”); provided, however, that if any of the conditions set forth in Section 6 have not been satisfied or waived by or as of the Closing Date, then the party hereto for whose benefit such conditions have been imposed may postpone such Closing Date, by notice to the other parties hereto specifying the conditions(s) not so satisfied; provided, further, that in no event shall such Closing Date be later than the Termination Date (as defined in Section 10.1(b)) hereof. Notwithstanding any earlier time of the Closing, the Closing shall be deemed to have occurred for all purposes as of 11:59 P.M., Central time, on the Closing Date.

1.11 Delivery of Records and Contracts. Seller shall deliver to Purchaser at the premises of the Business on the Closing Date all business records, copies of Tax Returns, books, and other data relating to the Purchased Assets and the Business (other than the original Corporate Records as to which only copies need be delivered), and Seller shall take all reasonably requisite steps to put Purchaser in actual possession and operating control of the Purchased Assets and the Business.

1.12 Allocation of Purchase Price.

(a) The allocation of the Purchase Price and Assumed Liabilities shall be in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”). Purchaser’s third-party accountants shall calculate the allocation of the Purchase Price and Assumed Liabilities after the Closing. Seller and Purchaser shall use such allocation in satisfying any and all reporting requirements of the Internal Revenue Service (“IRS”) and any other Taxing Authority (as defined in Section 2.9); provided, however, in the event of a manifest error with respect to such allocation, or if Purchaser and Seller mutually disagree with such allocation, then the parties will work in good faith to resolve any differences with respect to such allocation. Purchaser and Seller also each agree to file IRS Form 8594 consistently with the foregoing.

(b) Purchaser and Seller agree that the Initial Cash Consideration and the Assumed Liabilities, to the extent thereof, shall be paid or assumed, as the case may be, as consideration for each of the following Purchased Assets in the following order, in each case only to the extent of the amount of the Purchase Price and Assumed Liabilities allocated to such asset pursuant to Section 1.12(a), prior to any other amounts of the Purchase Price or Assumed Liabilities being treated as consideration for such asset: Accrued Revenues, trademarks, or trade names, property and equipment, Restrictive Covenants, and any other Purchased Assets that Seller determines are not eligible to be reported under the installment method pursuant to Section 453 of the Code.

1.13 Further Assurances. The parties hereto shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated hereby and each party shall provide (at the requesting party’s cost and expense, except as provided in the next sentence) such further documents or instruments required by the requesting party as may be reasonably necessary or desirable to effect the purposes of this Agreement and carry out its provisions, both before and after Closing. Without limiting the generality of the foregoing, Seller from time to time after the Closing at the reasonable request of Purchaser and without further consideration shall execute and deliver further instruments of transfer and assignment and take such other action as Purchaser may reasonably require to more effectively transfer and assign to, and vest in, Purchaser each of the Purchased Assets. Nothing herein shall be deemed a waiver by Purchaser of its right to receive at the Closing an effective assignment of each of the leases, contracts, commitments, or rights of Seller as otherwise set forth in this Agreement, subject, however, to the consent of any third party whose consent is required.

SECTION 2. REPRESENTATIONS AND WARRANTIES OF SELLER AND THE MEMBERS.

2.1 Making of Representations and Warranties. As a material inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated hereby, Seller and the Members hereby make to Purchaser the representations and warranties contained in this Section 2 as of the date hereof and as of Closing (which representations and warranties shall survive the Closing (subject to Section 9 below) regardless of any examinations, inspections, audits and other investigations Purchaser has heretofore made, or may hereafter make, with respect to such representations and warranties).

For purposes of this Agreement, a “Material Adverse Effect” means any fact, circumstance, change or effect that has, or could reasonably be expected to have, a material adverse effect on (i) the business, assets, liabilities, capitalization, results of operation or condition (financial or otherwise) of the Business, taken as a whole, (ii) Seller’s or the Members’ ability to consummate the transactions contemplated hereby, or (iii) Purchaser’s ability to operate the Business immediately after Closing in the manner operated by Seller before Closing, except, in each instance, to the extent resulting from any of the following: (a) the announcement of the transactions contemplated by this Agreement or any Ancillary Document; (b) any changes generally affecting the industries in which the Business operates (including, without limitation, changes resulting from fluctuations in the capital markets); (c) acts of war, armed hostilities or acts of terrorism; (d) any changes in GAAP or any changes in applicable Law or the interpretation thereof, after the date hereof; (e) any other action required by the terms of this Agreement; (f) any failure of Seller to obtain any Client Consent (unless resulting from any fact, circumstance, change or effect otherwise constituting a Material Adverse Effect hereunder); (g) actions taken by Purchaser or any of its Affiliates, or facts, circumstances, changes or effects relating to Purchaser or any of its Affiliates, that caused, or are reasonably likely to cause, a

Material Adverse Effect on the Purchased Assets or financial condition of the Business, or the ability of Seller or any Member to consummate the transactions contemplated hereby; or (h) any diminution in assets under management by the Business for any client to the extent attributable to changes in asset valuation, market price fluctuations or client withdrawals (unless resulting from any fact, circumstance, change or effect otherwise constituting a Material Adverse Effect hereunder).

Any list or other financial information provided by Seller to Purchaser pursuant to this Section 2 shall be certified as true, accurate and complete by an officer of Seller.

2.2 Organization and Qualifications of Seller, MME and Hilltop.

(a) Seller is a limited liability company duly organized, validly existing and in good standing under the Laws (as defined in Section 2.5) of the State of Indiana with full limited liability company power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is currently conducted by Seller. Seller is duly licensed or qualified to conduct business or own property as a foreign limited liability company and is in good standing in each jurisdiction wherein the nature of its business makes such licensing or qualification necessary, except where the failure to be so qualified would not individually or in the aggregate be material to Seller. The states in which Seller is licensed or qualified to do business are listed on Schedule 2.2 attached hereto. Seller has not conducted business under or used any name (whether corporate or assumed) other than “Reams Asset Management Company”.

(b) MME is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware with full limited liability company power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is currently conducted by MME.

(c) Hilltop is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Wisconsin with full limited liability company power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is currently conducted by Hilltop.

2.3 Subsidiaries. Seller does not have any subsidiaries. Seller does not own or have the right, directly or indirectly, to acquire any securities issued by any other business organization or Governmental Authority (as defined in Section 2.9), except United States, state, and municipal government securities, bank certificates of deposit, or money market accounts acquired as investments in the ordinary course of its business. Seller does not own or have any direct or indirect ownership interest in (nor has otherwise contributed to the capital of nor has the right to receive the profits or the assets in dissolution of) any corporation, partnership, limited liability company, joint venture, or entity of any kind, including, without limitation, the Columbus Extended Market Fund, LLC, a Delaware limited liability company. Except as set forth on Schedule 2.3, Seller does not act as a manager or otherwise have any non-equity control of any corporation, partnership, limited liability company, joint venture, or entity of any kind.

2.4 Ownership of Seller.

(a) The sole members of Seller are the Persons (as defined in Section 11.19) set forth on Schedule 2.4 attached hereto and each such Person is the registered and beneficial owner of the number and class of membership interests set forth opposite such person’s name on the list provided by Seller to Purchaser on the date hereof, free and clear all liens, mortgages, claims, encumbrances, voting agreements, voting trusts, proxies, puts, calls, security interests, restrictions, prior assignments, easements, covenants, conditions or claims of any kind or nature whatsoever (collectively, the “Liens”), other than transfer restrictions under federal and state securities laws; and each such Person has the sole right to vote the membership interests owned by such Person. There are no outstanding equity interests in Seller except as set forth on the list provided by Seller to Purchaser on the date hereof.

(b) Except as disclosed on Schedule 2.4, there are no outstanding warrants, subscriptions, options, agreements, convertible or exchangeable securities, phantom equity, or other commitments pursuant to which Seller is or may become obligated to issue, sell, purchase, return or redeem any membership interests or other securities of Seller and no equity securities of Seller are reserved for issuance for such purposes.

2.5 Authority of Seller and the Members; Non-Contravention. Seller and each Member has full right, authority, and power to enter into this Agreement and each agreement, document, certificate and instrument to be executed and delivered pursuant to this Agreement to which it or he is a party (collectively, the “Ancillary Documents”), and to carry out the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller and each Member of this Agreement and each such Ancillary Document to which it or he is a party have been duly authorized by all necessary limited liability company or other action of Seller and each Member and no other action on the part of Seller or any Member is required in connection therewith. This Agreement and each Ancillary Document executed and delivered by Seller and each Member pursuant to this Agreement to which it or he is a party constitutes, or when executed and delivered will constitute, valid and binding obligations of Seller or each Member, as the case may be, enforceable against such party or parties in accordance with their terms (assuming due authorization, execution and delivery by the other parties to this Agreement and the Ancillary Documents, as the case may be), except to the extent that their enforceability are subject to applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and subject to general equitable principles. Except as set forth on Schedule 2.5 hereto, the execution, delivery, and performance by Seller and each Member of this Agreement and each such other Ancillary Document to which it or he is a party:

(a) do not and will not violate any provision of the Articles of Organization or Operating Agreement of Seller, nor the governing documents (including, without limitation, operating agreement, trust agreement, articles of formation or bylaws) of any Member which is not an individual;

(b) do not and will not violate any (i) constitutions, treaties, statutes, laws (including common law), codes, rules, regulations, ordinances, orders or other requirements of any Governmental Authority, or (ii) orders, decisions, injunctions, judgments, awards and decrees of or agreements with any Governmental Authority (the foregoing subsections (i) and (ii), collectively, “Laws”), or require Seller or any Member to obtain any approval, consent or waiver of, or make any registration, declaration or filing with, any Person; and

(c) do not and will not result in a breach of, constitute a default under, accelerate any obligation under, or give rise to a right of termination of any indenture or loan or credit agreement or any other agreement, contract, instrument, mortgage, lien, lease (including, without limitation, the Lease), Permit, order, writ, judgment, injunction, decree, determination, or arbitration award to which Seller or any Member is a party or by which the property of Seller or any Member is bound or affected, or result in the creation or imposition of any Liens on any of the Purchased Assets (other than Permitted Liens).

2.6 Real Property and Personal Property.

(a) Real Property

(i) Seller currently owns no real property or real property interests. Schedule 2.6(a)(1) contains an accurate and complete list of all real property previously owned in whole or in part by Seller (the “Owned Real Property”).

(ii) The Leases constitute the only leases of real property used in the operation of the Business. The premises leased by Seller pursuant to the terms of the Leases (the “Leased Premises”) are located on certain real property (the “Leased Real Property”) on which the Business is presently conducted by Seller. Seller does not sublease or license all or any portion of the Leased Premises to any third party.

(iii) Schedule 2.6(a)(2) provides a brief description of each Lease, together with any amendments, schedules, or exhibits thereto. Seller has provided a true, correct, and complete copy of each Lease, together with any amendments, schedules, or exhibits thereto. Except as otherwise set forth on Schedule 2.6(a)(2):

(A) each Lease is valid and binding upon Seller, and to Seller’s Knowledge, the other parties thereto, and is in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and subject to general equitable principles;

(B) no Lease has been or will be modified, amended, or altered, in writing or otherwise;

(C) to Seller’s Knowledge, all obligations of the landlord or lessor under each Lease which have accrued have been performed and the landlord or lessor is not in material default under such Lease; and

(D) all obligations of Seller, and to Seller’s Knowledge, any other tenant, lessee or sublessee under each Lease which have accrued have been performed, and neither Seller nor, to Seller’s Knowledge, any other tenant, lessee or sublessee is in material default under any Lease, and to Seller’s Knowledge, no circumstance presently exists which, with notice or the passage of time, or both, would give rise to a material default by Seller or any other tenant, lessee or sublessee.

(iv) Except as set forth on Schedule 2.6(a)(2), Seller holds a good and marketable leasehold interest in the Leased Real Property pursuant to each applicable Lease free and clear of all liens, judgments, easements, restrictions and encumbrances of any kind or nature, other than Permitted Liens.

(v) Other than the Leases and the matters listed on Schedule 2.6(a)(2), there are no leases, subleases, occupancy agreements, licenses or any other agreements, whether written or verbal, relating to Seller’s use, occupancy or operation of all or any portion of the Leased Premises.

(vi) To Seller’s Knowledge, there are no material defects in the physical condition of any improvements constituting a part of the Leased Real Property, including, without limitation, structural elements, mechanical systems, roofs, or parking and loading areas, and to Seller’s Knowledge all of such improvements are in good operating condition and repair, have been well maintained, and are free from infestation by rodents or insects. To Seller’s Knowledge, all water, sewer, gas, electric, telephone, drainage, and other utilities required by Law or necessary for the current or planned operation of the Leased Real Property have been installed and connected pursuant to valid Permits and such utilities have been sufficient to service the Leased Real Property. Seller has not experienced during the three (3) years preceding the date hereof any material interruption in the delivery of utilities or other public services. The Leased Real Property has direct access to a public street or road without, to Seller’s Knowledge, the need for any easement or other private agreement for vehicular and pedestrian ingress and egress.

(vii) Except as set forth on Schedule 2.6(a)(2), Seller and, to Seller’s Knowledge (as defined in Section 11.18), the landlords (under the Leases) have not received a written notice from any Governmental Authority of any violation of any Law or Permit issued with respect to the Leased Real Property and/or the Leased Premises that has not been corrected heretofore, and to Seller’s Knowledge, no such violation now exists. To Seller’s Knowledge, all improvements constituting a part of the Leased Premises are in compliance in all material respects with all applicable Laws and Permits, and there are presently in effect all material Permits required by Law to own and operate the Leased Premises.

(viii) There is no pending or, to Seller’s Knowledge, threatened condemnation, eminent domain, taking or similar proceeding affecting all or any portion of the Leased Premises and/or the Leased Real Property.

(ix) All Taxes, charges, impositions, levies and assessments imposed or assessed by any Governmental Authority on or with respect to each of the Leased Premises, including without limitation all use and occupancy Tax, which are required to be paid by Seller, have been or will be paid by Seller to the extent pertaining to periods ending on or prior to the Closing Date.

(x) All construction, erection and installation of any improvements on the Leased Real Property and/or in the Leased Premises as may be required under the terms of the Leases have been completed and all payment obligations of the landlords and/or the Seller with respect thereto have been fully satisfied.

(xi) There is no Proceeding (as defined in Section 2.15) pending, or to Seller’s Knowledge, threatened against or affecting all or any portion of the Leased Premises and/or the Leased Real Property, or relating to, or arising out of, the ownership, occupancy, use or operation of all or any portion of the Leased Premises and/or the Leased Real Property in any court or before any Governmental Authority.

(b) Personal Property.

(i) Schedule 2.6(b)(1) is a true, accurate and complete list of tangible personal property owned by Seller, except for certain assets with a value of less than $500 each. Seller has good and marketable title to all of the tangible personal property set forth on Schedule 2.6(b)(1), free and clear of all Liens, other than Permitted Liens.

(ii) Schedule 2.6(b)(2) sets forth a true, complete and accurate list of all tangible personal property that is leased by Seller, except for certain assets with a value of less than $500 each, and the location of the same. All such leased tangible personal property is leased pursuant to a valid lease agreement disclosed on Schedule 2.14.

(iii) Each item of tangible personal property listed on Schedule 2.6(b)(1) and Schedule 2.6(b)(2) is in good operating condition and repair (ordinary wear and tear excepted).

2.7 Purchased Assets. The Purchased Assets constitute all of the assets of Seller necessary to conduct the Business as currently conducted by Seller.

2.8 Financial Statements.

(a) On the date hereof, Seller has provided Purchaser with the (i) audited balance sheets of Seller for the fiscal years ended December 31, 2007, 2008 and 2009 and the related audited income statements, statements of cash flows and changes in Members’ equity for each of the fiscal years ended December 31, 2007, 2008 and 2009 and (ii) the unaudited balance sheet of Seller at July 31, 2010 and the related income statements, statements of cash flows and changes in Members’ equity for the period then ended (collectively, the “Financial Statements”). Except as explicitly identified on Schedule 2.8, the Financial Statements have been prepared in accordance with GAAP, are complete and correct in all material respects, and present fairly in all material respects the financial condition of Seller at the dates of said statements and the results of Seller’s operations for the periods covered thereby, subject, in the case of the financial statements of Seller at and for the period ending July 31, 2010, to normal and recurring year-end adjustments not material in nature, the need to combine any bifurcated income statements, and the absence of footnotes thereto. References in this Agreement to the “Balance Sheet” shall mean the balance sheet of the Business as of July 31, 2010 referred to above and reference in this Agreement to the “Balance Sheet Date” shall be deemed to refer to July 31, 2010. Except as noted on Schedule 2.8 hereto, the Financial Statements have been prepared from books and records maintained by Seller in accordance with GAAP.

(b) As of the respective dates of the Balance Sheet and the Closing Date, Seller has not had and will not have any liabilities of any nature, whether accrued, absolute, contingent or otherwise (including, without limitation, liabilities as guarantor or otherwise with respect to obligations of others, liabilities for Taxes due or then accrued or to become due, or contingent or potential liabilities relating to activities of Seller or the conduct of the Business prior to the Closing Date regardless of whether claims in respect thereof had been asserted as of the Closing Date), except liabilities (i) stated or adequately reserved against on the Balance Sheet, (ii) reflected in Schedules furnished to Purchaser hereunder on the date hereof, or (iii) incurred after the date of the Balance Sheet in the ordinary course of business of Seller consistent with the terms of this Agreement and disclosed to Purchaser.

(c) Seller maintains internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and (v) related party transactions are fully recorded and corresponding values are determined at fair values as if they were “arms-length transactions.”

(d) The books and records of Seller are complete, accurate and correct in all material respects and represent bona fide transactions.

2.9 Taxes.

(a) Seller has paid or caused to be paid all Taxes required to be paid by Seller through the Closing Date, except for Taxes which are the subject of a good faith dispute currently being pursued by Seller against the appropriate Taxing Authority (as defined below), and the nature of such dispute is set forth on Schedule 2.9. For purposes of this Agreement the term “Tax” or “Taxes” means any (i) federal, foreign, state, county, local and other tax (including, without limitation, net income, gross income, gross receipts, excise, property, franchise, profits, license, lease, sales, transfer, excise, use, data processing, ad valorem, premium, goods and/or services, value added, net worth, capital stock, capital gains, documentary, filing, recapture, alternative or add on minimum, disability, withholding, estimated, registration, unclaimed property or escheat, recordation, occupancy, capital, employment, unemployment compensation, insurance, payroll, social security, severance, stamp, customs, duties, and other taxes of any kind whatsoever imposed by the United States of America or any state, local or foreign government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions, whether or not measured in whole or in part by net income, and including deficiencies, interest, additions to tax or interest, and penalties with respect thereto, (ii) any joint and several liability in respect of any such Tax as a result of being a member of any affiliated, consolidated, unitary or similar group or as a result of transferor or successor liability, and (iii) any liability for the payments of any amounts as a result of being a party to any Tax sharing agreement or as a result of any express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clauses (i) or (ii), but excluding in all cases any Transfer Taxes (as defined in Section 7.4).

(b) Seller has, in accordance with applicable Law, duly and timely filed all Tax Returns required to be filed by Seller through the Closing Date taking into account permissible extensions, and all such Tax Returns correctly and accurately set forth the amount of any Taxes relating to the applicable period. A list of all Tax Returns filed with respect to Seller for taxable periods ended on or after December 31, 2007 is set forth in Schedule 2.9 attached hereto, and said Schedule indicates those Tax Returns that have been audited or currently are the subject of an audit. Except as set forth on Schedule 2.9, Seller is not required to file a Tax Return in any jurisdiction outside the United States of America, or to pay any Taxes to any Taxing Authority outside the United States of America, in connection with the Business. For purposes of this Agreement the term: (i) “Tax Returns” means any returns, reports, estimates, declarations, information returns or other statements or documents (including any schedules or attachments thereto or any amendments thereof) filed or required to be filed with any federal, state, local, or foreign Taxing Authority in connection with the determination, assessment, collection, administration or imposition of, or otherwise relating to, any Taxes and (ii) “Taxing Authority” means, with respect to any Taxes, any government, governmental, regulatory or administrative authority, agency, commission or department or any court or judicial body, whether federal, national, supranational, state, provincial, local or foreign.

(c) Seller has (i) withheld from all employees, clients, independent contractors, creditors, members and any other applicable payees proper and accurate amounts of Taxes for all taxable periods in compliance with all Tax withholding provisions of applicable Law, (ii) remitted, or will remit on a timely basis, such amounts to the appropriate Taxing Authority, and (iii) furnished, or been furnished, properly completed exemption certificates for all exempt transactions to the extent required by applicable Law.

(d) No Taxing Authority is now asserting or, to Seller’s Knowledge, threatening to assert against Seller any deficiency or claim for additional Taxes. No claim has ever been made by a Taxing Authority in a jurisdiction where Seller does not file Tax Returns that Seller is, or may be subject to, Tax by that jurisdiction. There are no security interests on any of the assets of Seller that arose in connection with any failure (or alleged failure) to pay any Taxes. Seller has never entered into a closing agreement pursuant to Section 7121 of the Code.

(e) No audit of any Tax Return of Seller is in progress, and Seller has not been notified by any Taxing Authority that any such audit is contemplated or pending. Except as set forth on Schedule 2.9: (i) no extension of time with respect to any date on which a Tax Return was or is to be filed by Seller is in force; (ii) no waiver or agreement by Seller is in force for the extension of time for the assessment or payment of any Taxes and (iii) no power of attorney with respect to any Taxes of the Seller has been filed with the IRS or any other Governmental Authority. For purposes of this Agreement, “Governmental Authority” means the government of the United States, any state or political subdivision thereof, any foreign country and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and includes any Taxing Authority.

(f) There is no Proceeding pending or, to Seller’s Knowledge, threatened against or relating to Seller in connection with Taxes. Schedule 2.9 identifies any liens for Taxes (other than current Taxes not yet due and payable) which are being contested in good faith and by appropriate proceedings, and the reserves with respect thereto maintained on Seller’s books, which reserves are maintained in accordance with GAAP.

(g) Except as set forth on Schedule 2.9, Seller (i) is not (nor does it have any liability for unpaid Taxes because it once was) a member of an “affiliated group” (as defined in Section 1504(a) of the Code), (ii) has not filed, nor is it required to file, a consolidated, combined, or unitary Tax return with any entity, (iii) does not own a direct or indirect interest in any trust, partnership, corporation, or other entity whether or not such interest is necessary to conduct the Business, and (iv) is not party to any Tax allocation or sharing agreement.

(h) Neither Seller nor any Member nor any Person having an ownership interest in a Member that is not a natural person, is a “foreign person” within the meaning of Section 1445 of the Code and Treasury Regulations Section 1.1445-2.

(i) Except as set forth on Schedule 2.9, none of the Purchased Assets: (i) are subject to any Lien arising in connection with any failure or alleged failure to pay any Tax, other than Permitted Liens; (ii) are property that the Seller or any Member is required to treat as being owned by any other Person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Code; (iii) secure any debt the interest on which is tax-exempt under Section 103(a) of the Code; (iv) are “tax-exempt use property” within the meaning of Section 168(h) of the Code; or (v) are “tax exempt bond financed property” within the meaning of Section 168(g)(5) of the Code.

(j) To Seller’s Knowledge, neither Seller nor any Member (nor with respect to any Member which is not a natural Person, any member of such Member) is subject to backup withholding for federal income Tax purposes with respect to any payments to be made by Purchaser hereunder.

2.10 Accrued Revenues.

(a) All Accrued Revenues arose from services provided in the ordinary course of business and, to Seller’s Knowledge, are not subject to any set off or counterclaim.

(b) All Accrued Revenues will be collectible in full within one hundred twenty (120) days after invoice by Purchaser following the Closing.

2.11 Accrued Revenues from Affiliates. Seller does not have any Accrued Revenues or amounts otherwise due from any Person which is an Affiliate (as defined in Section 11.19) of Seller.

2.12 Absence of Certain Changes. Except for (i) the execution and delivery of this Agreement and the Ancillary Documents, as applicable, and the transactions contemplated hereby and thereby, and (ii) as set forth on Schedule 2.12, since the date of the Balance Sheet there has not been:

(a) any contingent liability in excess of $10,000 incurred by Seller as guarantor or otherwise with respect to the obligations of others or any cancellation of any debt or claim owing to, or waiver of any right of, Seller with a value in excess of $10,000;

(b) any mortgage, encumbrance, or lien placed on any of properties of Seller, other than Permitted Liens;

(c) any known obligation or liability in excess of $10,000 of any nature incurred by Seller, other than obligations and liabilities incurred in the ordinary course of business (it being understood that product or service liability claims shall not be deemed to be incurred in the ordinary course of business);

(d) any purchase, sale, or other disposition, or any agreement or other arrangement for the purchase, sale, or other disposition, of any of the properties or assets of Seller with a value in excess of $10,000 in the aggregate, other than in the ordinary course of business;

(e) any damage, destruction, or loss, whether or not covered by insurance, affecting the properties, assets, or business of Seller in excess of $10,000;

(f) any claim of unfair labor practices involving Seller;

(g) any declaration, setting aside, or payment of any dividend, or the making of any other distribution in respect of the membership interests of Seller, or any direct or indirect redemption, purchase, or other acquisition by Seller of its own membership interests;

(h) any change in the compensation payable or to become payable by Seller to any of its officers, employees, agents, or independent contractors, including any payment or arrangement in the nature of a “stay bonus” made to or with any of such officers, employees, agents, or independent contractors in connection with this Agreement;

(i) any change in the employment status of the officers or management of Seller;

(j) any payment or discharge of a material lien or liability of Seller which was not shown on the Balance Sheet or incurred in the ordinary course of business thereafter;

(k) any obligation or liability incurred by Seller to any of its officers, directors, Members, managers or employees, or any loans or advances made by Seller to any of its officers, directors, Members, managers or employees, except normal expense allowances payable to officers or employees and advances to employees which are consistent with past practice;

(l) any change in accounting methods or practices (including, without limitation, any change in depreciation or amortization policies or rates), credit practices, or collection policies used by Seller;

(m) any entry into any supply, vendor or purchasing contracts creating an obligation of Seller of $10,000 or more per year;

(n) any other transaction entered into by Seller other than transactions in the ordinary course of business;

(o) any Material Adverse Effect; or

(p) any agreement or understanding, whether in writing or otherwise, for Seller to take any of the actions specified in paragraphs (a) through (o) above.

2.13 Ordinary Course. Since the date of the Balance Sheet, Seller has conducted its business in the ordinary course and consistently with its prior practices.

2.14 Contracts. Except for contracts, commitments, plans, agreements, and licenses described in Schedule 2.14, Seller is not a party to or subject to:

(a) any plan or contract providing for bonuses, pensions, options, membership interest purchases, deferred compensation, retirement payments, consulting payments, payments to independent contractors, profit sharing, collective bargaining, or the like, or any contract or agreement with any labor union;

(b) any employment contract with any current employees (or former employees to the extent such employees or Seller remain subject to such contract);

(c) any contract or agreement relating to capital expenditures in excess of $10,000;

(d) any contracts or agreements creating any obligations of Seller of $10,000 or more with respect to any such contract or agreement;

(e) any purchasing contracts or other contracts with suppliers or vendors creating any obligations of Seller of $10,000 or more;

(f) any contract or agreement not terminable by Seller or any successor or assign on sixty (60) days’ or less notice without penalties;

(g) any investment management agreement (or similar client agreement) or sub-advisory agreement;

(h) any contract or agreement for the purchase of any fixed asset for a price in excess of $10,000 whether or not such purchase is made in the ordinary course of business;

(i) any contract providing for any earn-out or contingent purchase price payments in the future;

(j) any license agreement (as licensor or licensee) with respect to the Business;

(k) any indenture, mortgage, promissory note, loan agreement, guaranty, or other agreement or commitment for the borrowing of money;

(l) any contract or agreement with any officer, employee, director, manager or Member of Seller or with any persons or organizations controlled by or affiliated with any of them;

(m) any open purchase order for goods or services in excess of $10,000;

(n) any lease for tangible personal property;

(o) any contract containing any non-competition, non-solicitation, exclusive dealing or other covenants which limit or restrict the ability of Seller or the Members to solicit customers or other Persons or the manner in which all or any portion of the Business may be conducted; or

(p) any contract entered into outside the ordinary course of business or otherwise material to Seller.

Neither Seller, nor, to Seller’s Knowledge, any other party thereto, is in material default under any Assigned Contract, nor to Seller’s Knowledge are there any conditions or facts which with notice or passage of time, or both, would constitute a material default by any party to any Assigned Contract. Copies of the written contracts and written descriptions of oral contracts listed in Schedule 1.1(c) have been provided to Purchaser or its counsel. Identified with an asterisk on Schedule 1.1(c) are those contracts which require consent to, or contain a prohibition on, assignment. All the contracts listed in Schedule 1.1(c) are valid and binding upon Seller and, to Seller’s Knowledge, the other parties thereto and are in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and subject to general equitable principles. Seller has not received written notice that any party to any Assigned Contract intends to cancel or terminate any such Assigned Contract or to exercise or not exercise any options under any such Assigned Contract. With respect to any investment management agreements (or similar client agreements) included within the Assigned Contracts, Seller has provided its investment management services in compliance with the investment objectives, principal policies and strategies of such agreement in all material respects.

2.15 Litigation. There is no litigation, arbitration, hearing, audit, suit or governmental or administrative proceeding or investigation (each of the foregoing, a “Proceeding”) pending or, to Seller’s Knowledge, threatened against Seller. There is no Proceeding by Seller currently pending or which Seller intends to initiate. No judgment or court order involving or related to Seller, the Members, the Business or the Purchased Assets is currently outstanding. There is no Proceeding pending or, to Seller’s Knowledge, threatened against any Member which, if adversely decided against such Member, could be reasonably anticipated to have a material adverse effect on such Member’s ability to carry out its obligations hereunder.

2.16 Compliance with Laws. Seller has complied and is in compliance in all material respects with all Laws promulgated by any federal, state, municipal, foreign or other Governmental Authority which apply to Seller or to the conduct of its Business, and within the past five (5) years, Seller has not received written notice of a violation or alleged violation of any Law. Neither Seller, nor, to Seller’s Knowledge, any of Seller’s officers, directors, managers, members, employees or independent contractors, has at any time made or received any bribe, kickback or other illegal payment or engaged in any other illegal conduct related to the Business. Seller has not been the subject of any Proceeding involving the Securities and Exchange Commission or any other Governmental Authority having jurisdiction over the business activities of any employee or Seller. Seller has not been the subject of any order, judgment, or decree of any court of competent jurisdiction, permanently or temporarily enjoining Seller from, or otherwise limiting, the following activities: (i) acting as an investment adviser, underwriter, broker or dealer in securities, or engaging in or continuing any conduct or practice in connection with such activity, (ii) engaging in any type of business practice, or (iii) engaging in any activity in connection with the purchase or sale of any security.

2.17 Insurance.

(a) The physical properties, Business and employees of Seller are insured and all insurance policies and arrangements of Seller (which include general liability, directors and officers, professional liability, property, casualty, fire and workers’ compensation insurance policies and arrangements) are in full force and effect, all premiums with respect thereto have been paid to the extent due, and Seller is in compliance in all material respects with the terms thereof. A list of all such policies and arrangements is set forth on Schedule 2.17(a). Said insurance is adequate and customary for the business engaged in by Seller and is sufficient for compliance by Seller with all requirements of Law and all agreements and leases to which Seller is a party set forth on Schedule 2.6(a)(2) or Schedule 2.14. Each such insurance policy shall continue to be in full force and effect immediately prior to Purchaser’s purchase of the Purchased Assets. Except as set forth on Schedule 2.17(a), all such insurance is on an occurrence basis and will continue to provide coverage to Seller after the Closing Date for occurrences prior to the Closing Date.

(b) On the date hereof, Seller has provided Purchaser with a true, accurate and complete list of all claims submitted under the insurance policies set forth on Schedule 2.17(a) within three (3) years prior to the Closing Date. To Seller’s Knowledge, no circumstance presently exists which could be reasonably expected to give rise to a claim being filed under the insurance policies set forth on Schedule 2.17(a).

2.18 Powers of Attorney. Seller has not granted powers of attorney which are presently outstanding.

2.19 Finder’s Fee. Neither Seller or any Member has incurred any broker’s commission or finder’s fee relating to or in connection with the transactions contemplated by this Agreement, the sole responsibility for which does not belong to Seller or such Member.

2.20 Permits.

(a) Schedule 2.20 lists all Permits held by Seller which are used or useable by Seller in connection with the Business. There are no Permits required from Governmental Authorities in order for Seller to conduct its Business lawfully in all material respects and in the manner currently conducted, which are not held by Seller. All Permits listed on Schedule 1.1(d) are transferable to Purchaser without the consent of any party and shall be assigned to Purchaser at Closing.

(b) All Permits listed on Schedule 1.1(d) are in full force and effect, no violations are or have been recorded in respect of any such Permits, and no Proceeding is pending or, to Seller’s Knowledge, threatened to enforce, revoke, terminate or limit any such Permit. Seller is operating in compliance in all material respects with, and has not received any written notice of any claim of default, with respect to any such Permit or of any written notice of any other claim or Proceeding (or threatened Proceeding) relating to any such Permit.

(c) No Permits are required to be held by any of the officers, managers or other employees of the Business in order for Seller to conduct its Business lawfully in all material respects and in the manner currently conducted.

2.21 Transactions with Interested Persons. Except as set forth on Schedule 2.21 attached hereto, neither Seller nor any Member or any director, manager or officer of Seller nor any of their respective spouses, parents, children, siblings, grandchildren and grandparents owns directly or indirectly on an individual or joint basis any material interest in, or serves as a director, manager or officer or in another similar capacity of, any competitor or supplier of Seller, or any organization which has a material contract or arrangement with Seller or to Seller’s Knowledge, any organization which has current plans to become a competitor of the Business.

2.22 Employee Benefit Programs.

(a) Schedule 2.22 lists every Employee Program (as defined below) that has been maintained (as defined below) by Seller at any time during the prior three (3) years.

(b) Seller has complied in all material respects with all Laws applicable to the Employee Programs that have been maintained by Seller. With respect to any Employee Program ever maintained by Seller, there has occurred no “prohibited transaction,” as defined in Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code, or breach of any duty under ERISA or other applicable Law (including, without limitation, any health care continuation requirements or any other Tax Law requirements, or conditions to favorable Tax treatment, applicable to such plan), which would result, directly or indirectly, in any Taxes, penalties, or other liability to Purchaser. No Proceeding (other than those relating to routine claims for benefits) is pending or, to Seller’s Knowledge, threatened with respect to any such Employee Program.

(c) Seller (i) has not maintained any Employee Program which has been subject to Title IV of ERISA (including, but not limited to, any Multiemployer Plan (as defined below)) and (ii) has not provided health care or any other non-pension benefits to any employees after their employment was terminated (other than as required by part 6 of subtitle B of title I of ERISA) or has ever promised to provide such post-termination benefits, except as set forth on Schedule 2.22.

(d) With respect to each Employee Program maintained by Seller within the three years preceding the Closing, complete and correct copies of the following documents (if applicable to such Employee Program) have previously been delivered or made available to Purchaser or its counsel to the extent applicable or available: (i) all documents embodying or governing such Employee Program, and any funding medium for the Employee Program (including, without limitation, trust agreements) as they may have been amended; (ii) the most recent IRS determination or approval letter with respect to such Employee Program under Code Section 401 or 501(c)(9), and any applications for determination or approval subsequently filed with the IRS; (iii) the three most recently filed IRS Forms 5500, with all applicable schedules and accountants’ opinions attached thereto; (iv) the summary plan description for such Employee Program (or other descriptions of such Employee Program provided to employees) and all modifications thereto; and (v) any insurance policy (including without limitation any fiduciary liability insurance policy) related to such Employee Program.

(e) For purposes of this Section:

(i) “Employee Program” means (A) all employee benefit plans within the meaning of ERISA Section 3(3), including, but not limited to, multiple employer welfare arrangements (within the meaning of ERISA Section 3(40)), plans to which more than one unaffiliated employer contributes and employee benefit plans (such as foreign or excess benefit plans) which are not subject to ERISA; and (B) all membership interest or cash option plans, restricted membership interest plans, bonus, or incentive award plans, severance pay policies or agreements, deferred compensation agreements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements not described in (A) above. In the case of an Employee Program funded through an organization described in Code Section 501(c)(9), each reference to such Employee Program shall include a reference to such organization.

(ii) An entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides (or has promised to provide) benefits under such Employee Program, or has any obligation (by agreement or under applicable Law) to contribute to or provide benefits under such Employee Program, or if such Employee Program provides benefits to or otherwise covers employees of such entity, or their spouses, dependents, or beneficiaries.

(iii) “Multiemployer Plan” means a (pension or non-pension) employee benefit plan to which more than one employer contributes and which is maintained pursuant to one or more collective bargaining agreements.

2.23 Environmental Matters.

(a) Seller is and has been in compliance in all material respects with all statutes, ordinances, regulations, codes, orders, or permits relating or pertaining to pollution or pollution control, protection of human health from exposure to hazardous or regulated substances, pollutants, pollution, contaminants, or toxic substances, toxic waste, hazardous waste, or similar substance, protection of the environment and/or natural resources or the manufacture, processing, distribution, use, treatment, storage, disposal, release threatened release, or transport of such hazardous or regulated material (collectively, “Environmental Laws”).

(b) Seller has not received written notice of any claim, action, suit, proceeding, hearing or investigation against Seller based on or related to any violation of or liability under Environmental Laws.

(c) Seller is not in violation of or liable under any Environmental Laws that has resulted or could reasonably be expected to result in a liability or loss to Seller.

(d) Seller has not received any written notice of any current, pending or outstanding violation of and/or liability under any Environmental Laws relating to its operations, the Owned Real Property or the Leased Real Property.

(e) Seller is and has been in compliance in all material respects with the Occupational Safety and Health Act, 29 U.S.C. §651 et seq., as amended, and any regulations promulgated thereunder and any other Laws or orders of a Governmental Authority, pertaining or related to the protection of the health and safety of employees in the workplace (but excluding worker’s compensation and wage and hour Laws) (collectively, “Safety Laws”). Seller has not received written notice of any alleged violation or liability under any Safety Laws.

(f) To Seller’s Knowledge, there is not currently and in the past there has been no release or threat of release of hazardous or regulated materials, contaminants, pollutants, toxic substances, toxic waste, hazardous waste or similar substance at or under the Leased Real Property or the Owned Real Property or in immediate proximity thereof.

(g) This Section 2.23 contains the sole and exclusive representations and warranties of Seller and the Members relating to Environmental Laws and/or Safety Laws.

2.24 Directors, Officers, Employees, Consultants and Contractors. Seller has provided to Purchaser on the date hereof (and shall provide again one (1) business day prior to the Closing Date) a list of all current directors, officers, managers, employees, and consultants or independent contractors of Seller, together with a list setting forth the current job title (in the case of employees), most recent date of hire or re-hire (in the case of employees), a description of job responsibilities (in the case of independent contractors) and aggregate annual compensation (including bonuses) of each such individual. Seller has delivered prior to the date hereof true, correct and complete copies of any agreements (including but not limited to non-compete agreements, non-solicitation, confidentiality or the like agreements) with all such individuals, as well as for any former employees who are still bound by such agreements.

2.25 Employees; Labor Matters.

(a) Seller is not delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses, or other direct compensation for any services performed for it to the Closing Date or any material amounts required to be reimbursed to such employees. Except as set forth on Schedule 2.25(a), and provided that Purchaser complies with Section 5.2(a), upon termination of the employment with Seller of any of said employees, Seller will not by reason of the acquisition transaction or anything done prior to the Closing be liable to any of said employees for so-called “severance pay” or any other payments (other than salaries, wages, bonuses, vacations, and sick days accrued in the ordinary course of business). Except as set forth on Schedule 2.25(a), Seller does not have any policy, practice, plan, or program of paying severance pay or any form of severance compensation in connection with the termination of employment.

(b) Seller is and has been in compliance in all material respects with all applicable federal, state and local Laws and regulations respecting labor, employment, fair employment practices, work place safety and health, terms and conditions of employment, and wages and hours. Seller has obtained a completed Form I-9 from each of its employees and to Seller’s Knowledge, none of its employees are unauthorized to work in the United States. There are no charges of employment discrimination or unfair labor practices, nor are there any strikes, slowdowns, stoppages of work, or any other concerted interference with normal operations existing, pending, or, to Seller’s Knowledge, threatened against or involving Seller. To Seller’s Knowledge, no question concerning representation exists respecting any group of employees of Seller. There are no grievances, complaints, or charges that have been filed against Seller under any dispute resolution procedure (including, but not limited to, any proceedings under any dispute resolution procedure under any collective bargaining agreement) and no arbitration or similar Proceeding is pending and no claim therefor has been asserted. No collective bargaining agreement is in effect or is currently being or is about to be negotiated by Seller. Seller has not received written, and to Seller’s Knowledge, other information to indicate that any of its employment policies or practices is currently being audited or investigated by any federal, state, or local government agency. Seller has properly classified its employees as exempt or non-exempt under the Federal Fair Labor Standards Act and under any other similar employment Laws.

(c) Provided that Purchaser complies with Section 5.2(a), the termination of all of Seller’s employees that shall occur at the Closing in connection with the transactions contemplated by this Agreement does not require the delivery or obtainment of any notices, consents or approvals under the Workers Adjustment and Retraining and Notification Act or any similar state or local Law.

(d) Seller has provided to Purchaser on the date hereof (and shall provide again one (1) business day prior to the Closing Date) a list of the accrued but unused personal leave, personal time off, sick or vacation leave held by the employees of Seller. Except as otherwise agreed in writing by Purchaser hereafter, as of the Closing, there shall be no accrued but unused personal leave, personal time off, sick or vacation leave held by the employees of Seller for which such employees shall not have been paid for by Seller.

(e) While employed by Seller, no employee has been, and prior to being employed by Seller, to Seller’s Knowledge, no employee has been, the subject of any Proceeding involving the Securities and Exchange Commission or any other Governmental Authority having jurisdiction over the business activities of any employee or Seller. To Seller’s Knowledge, no employee has been the subject of any order, judgment, or decree of any court of competent jurisdiction, permanently or temporarily enjoining any employee from, or otherwise limiting, the following activities: (i) acting as an investment adviser, underwriter, broker or dealer in securities, or engaging in or continuing any conduct or practice in connection with such activity, (ii) engaging in any type of business practice, or (iii) engaging in any activity in connection with the purchase or sale of any security. For purposes of this Section, the term “employee” shall include all officers and portfolio managers of Seller.

2.26 Proprietary Rights.

(a) Schedule 1.1(f) specifically lists all of the Proprietary Rights which are used or are useful in the Business and such listed Proprietary Rights constitute all of the Proprietary Rights necessary to enable Seller to conduct the Business as it is currently conducted.

(b) Schedule 2.26(b) lists all Proprietary Rights that are owned or registered in the name of Seller (the “Owned IP”). Seller is the sole and exclusive owner of the Owned IP and has good title to the Owned IP, free and clear of all Liens (other than Permitted Liens), and the use thereof does not require the consent of, or payment to, any other Person. The Owned IP is valid, in good standing and subsisting. To Seller’s Knowledge, all computer software included within the Owned IP is substantially free from any software defect, performs in substantial accordance with its documentation, and does not contain any bugs or viruses created by Seller or any code or mechanism that could be used to interfere with the operation of such computer software.

(c) Schedule 2.26(c) lists all Proprietary Rights that Seller uses pursuant to a license, sub-license or other agreements. All such licenses, sub-licenses and agreements are in full force and effect, and Seller is not in material default thereunder, nor to Seller’s Knowledge, is any other party to any such license, sub-license or agreement in default thereunder, nor to Seller’s Knowledge is there any condition or basis for any claim of a default by any party thereto or event which, with notice, lapse of time or both, would constitute a default thereunder. All such licenses, sub-licenses and agreements are enforceable in accordance with their terms and have not been terminated, and no third party has delivered written notice to Seller that it has or intends to terminate any such license, sub-license or agreement.

(d) Except as set forth on Schedule 2.26(d), Seller has not granted any options, licenses, sub-licenses or other agreements of any kind to any Person relating to any Proprietary Rights or the use, marketing and distribution thereof.

(e) No current or former officer, director, manager, member, independent contractor, or employee of Seller has any right, claim or interest in or with respect to any of the Proprietary Rights that are used or are useful in the Business.

(f) Seller is not, in any respect, infringing, violating, interfering with, misappropriating or making unlawful use of, nor has Seller received any notice or other communication of any actual, alleged, possible or potential infringement, violation, interference, misappropriation or unlawful use of, any Proprietary Rights owned or used by any Person. To Seller’s Knowledge, no Person is infringing, violating, interfering with, misappropriating or making unlawful use of, in any respect, any Proprietary Rights owned or used by Seller.

(g) Except as set forth on Schedule 2.26(g), the Proprietary Rights are freely transferable to Purchaser without any third party consent.

(h) Seller has taken all reasonably necessary and desirable action to maintain and protect its Proprietary Rights.

2.27 Indebtedness; Guarantees. Schedule 2.27 sets forth a true, complete and accurate listing of all indebtedness of Seller for borrowed money, whether or not evidenced by notes, debentures, bonds or similar instruments. Except as set forth on Schedule 2.27, Seller is not a guarantor with respect to the indebtedness of any other Person.

2.28 Non-Competition Restrictions. Except as set forth on Schedule 2.28, neither Seller, the Members, nor, to Seller’s Knowledge, any of the officers, directors, managers or other employees of Seller are subject to any restrictions on their ability to compete with any Person or to solicit the clients, suppliers or employees of any Person.

2.29 Investment Adviser Registration.

(a) Seller is duly registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”). Seller has delivered to Purchaser a true, correct and complete copy of Seller’s currently effective Form ADV. The information contained in such Form ADV was true and complete in all material respects as of the time of filing and, except as indicated on any subsequent form or report filed with the Securities and Exchange Commission, continues to be true and complete in all material respects.

(b) Seller has adopted and implemented written policies and procedures required by Rule 206(4)-7 of the Investment Advisers Act.

(c) Neither Seller nor, to Seller’s Knowledge, any “affiliated person” as defined in the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (collectively, the “Investment Company Act”) of Seller is (taking into account any applicable exemption) ineligible pursuant, to Section 9(a) or 9(b) of the Investment Company Act to serve as an investment adviser (or in any other capacity contemplated in the Investment Company Act) to any registered investment company under the Investment Company Act, and there is no proceeding pending or, to Seller’s Knowledge, threatened by any Governmental Authority, which would result in the ineligibility of Seller or any “affiliated persons” of Seller to serve in any such capacities. Neither Seller nor, to Seller’s Knowledge, any “affiliated person” (as defined in the Investment Advisers Act) of Seller is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as a registered investment adviser or “associated person” (as defined in the Investment Advisers Act) of a registered investment adviser, and there is no proceeding pending or, to Seller’s Knowledge, threatened by any Governmental Authority, which would result in the ineligibility of such Seller or any “affiliated person” (as defined in the Investment Advisers Act) to serve in any such capacities.

(d) Seller has not performed any services that would require Seller to be regulated by or registered under the broker-dealer rules or regulations of any Governmental Authority.

2.30 Inventory. Seller has no inventory of goods held for sale or lease.

2.31 Clients. Seller has provided to Purchaser on the date hereof a list of the clients of Seller measured by amounts of revenue to Seller during the quarters ending September 30, 2009, December 31, 2009, March 31, 2010 and June 30, 2010. To Seller’s Knowledge, except as specifically described as part of such list, none of the clients of Seller has, at any time during the prior twelve months, threatened to (a) cancel or otherwise to terminate such client’s relationship with Seller, or (b) decrease materially such client’s usage of the services of Seller.

2.32 Investment.

(a) The Retention Shares, to the extent acquired hereunder, will be acquired for investment for Seller’s own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).

(b) Seller has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the Retention Shares. Seller further has had an opportunity to ask questions and receive answers from Purchaser regarding the Retention Shares and to obtain additional information (to the extent Purchaser possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to Seller or to which Seller had access.

(c) Seller understands that the obtainment of the Retention Shares involves substantial risk. Seller has experience as an investor in securities of companies and acknowledges that Seller is able to fend for itself, can bear the economic risk of investment in the Retention Shares and has such knowledge and experience in financial or business matters that Seller is capable of evaluating the merits and risks of an investment in the Retention Shares and protecting its own interests in connection with said investment.

(d) Seller is an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act.

(e) Seller understands that the shares representing the Retention Shares, to the extent acquired hereunder, shall be characterized as “restricted securities” under the Securities Act inasmuch as they are being acquired from Purchaser in a transaction not involving a public offering and that under the Securities Act and applicable regulations thereunder such securities may be resold without registration under the Securities Act only in certain limited circumstances. In this connection, Seller represents that Seller is familiar with Rule 144 of the Securities and Exchange Commission, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act. Seller understands that neither Purchaser nor Parent shall be under any obligation to cause the registration of any of the Retention Shares.

2.33 Benefit Plan Investors. Seller has provided services to each client that is a “benefit plan investor” (as that term is defined in ERISA Section 3(42)) in compliance with Seller’s obligations, if any, under ERISA. Neither Seller, nor any Member, has engaged in a transaction with respect to any “benefit plan investor” (as that term is defined in ERISA Section 3(42)) that (i) assuming the taxable period of such transaction expired as of the date hereof, could subject either Seller, or any Member, to Taxes or penalties imposed by either the Code or Title I of ERISA, including, without limitation, Section 4975 of the Code or Section 502(l) of ERISA, or (ii) was a breach of fiduciary duty under Title I of ERISA.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF PURCHASER.

3.1 Making of Representations and Warranties. As a material inducement to Seller to enter into this Agreement and consummate the transactions contemplated hereby, Purchaser hereby makes the representations and warranties to Seller contained in this Section 3 as of the date hereof and as of Closing (which representations and warranties shall survive the Closing (subject to Section 9 below) regardless of any examinations, inspections, audits and other investigations Seller has heretofore made, or may hereafter make, with respect to such representations and warranties).

3.2 Organization of Purchaser. Purchaser is a corporation duly formed, validly existing, and in good standing under the Laws of the State of Missouri with full power to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is conducted by it.

3.3 Authority of Purchaser; Non-Contravention. Purchaser has full right, authority, and power to enter into this Agreement and each Ancillary Document to be executed and delivered by Purchaser pursuant to this Agreement and to carry out the transactions contemplated hereby and thereby. The execution, delivery, and performance by Purchaser of this Agreement, and each such other Ancillary Document have been duly authorized by all necessary corporate action of Purchaser and no other action on the part of Purchaser is required in connection therewith. This Agreement and each other Ancillary Document executed and delivered by Purchaser pursuant to this Agreement constitute, or when executed and delivered will constitute, valid and binding obligations of Purchaser enforceable in accordance with their terms (assuming due authorization, execution and delivery by the other parties to this Agreement and the Ancillary Documents, as the case may be), except to the extent that their enforceability are subject to applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and subject to general equitable principles. The execution, delivery, and performance by Purchaser of this Agreement, and each such Ancillary Document:

(a) do not and will not violate any provision of the Articles of Incorporation or Bylaws of Purchaser;

(b) do not and will not violate any Laws of the United States or of any state or any other jurisdiction applicable to Purchaser, or, assuming the accuracy of the representations and warranties set forth in Section 2.3 and Section 2.8, and except as may be required pursuant to 12 CFR 225.87 after Closing, or the Securities and Exchange Act of 1934, as amended, require Purchaser to obtain any approval, consent or waiver of, or make any registration, declaration or filing with, any Person; provided, however, that consent may be required of the Federal Reserve if it determines that Seller’s activities are not limited to investment advisory services permitted for financial holding companies and their subsidiaries; and

(c) do not and will not result in a breach of, constitute a default under, accelerate any obligation under, or give rise to a right of termination of any indenture or loan or credit agreement or any other agreement, contract, instrument, mortgage, lien, lease, permit, order, writ, judgment, injunction, decree, determination, or arbitration award to which Purchaser is a party or by which the property of Purchaser is bound or affected.

3.4 Litigation. There is no Proceeding pending or, to Purchaser’s Knowledge, threatened against Purchaser which would prevent or hinder the consummation of the transactions contemplated by this Agreement or which would have any material adverse effect on Purchaser’s assets, operations, or financial condition.

3.5 Finder’s Fee. Purchaser has not incurred any broker’s commission or finder’s fee relating to or in connection with the transactions contemplated by this Agreement, the sole responsibility for which does not belong to Purchaser.

3.6 Investment Adviser Registration.

(a) Purchaser is duly registered as an investment adviser under the Investment Advisers Act. Purchaser has made available to Seller a true, correct and complete copy of Purchaser’s Form ADV in effect as of the date of this Agreement. The information contained in such Form ADV was true and complete in all material respects as of the time of filing and, except as indicated on any subsequent form or report filed with the Securities and Exchange Commission, continues to be true and complete in all material respects.

(b) Purchaser has adopted and implemented written policies and procedures required by Rule 206(4)-7 of the Investment Advisers Act.

(c) Neither Purchaser nor, to Purchaser’s Knowledge, any “affiliated person” as defined in the Investment Company Act of Purchaser is (taking into account any applicable exemption) ineligible pursuant, to Section 9(a) or 9(b) of the Investment Company Act to serve as an investment adviser (or in any other capacity contemplated in the Investment Company Act) to any registered investment company under the Investment Company Act, and there is no proceeding pending or, to Purchaser’s Knowledge, threatened by any Governmental Authority, which would result in the ineligibility of Purchaser or any “affiliated persons” of Purchaser to serve in any such capacities. Neither Purchaser nor, to Purchaser’s Knowledge, any “affiliated person” (as defined in the Investment Advisers Act) of Purchaser is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as a registered investment adviser or “associated person” (as defined in the Investment Advisers Act) of a registered investment adviser, and there is no proceeding pending or, to Purchaser’s Knowledge, threatened by any Governmental Authority, which would result in the ineligibility of Purchaser or any “affiliated person” (as defined in the Investment Advisers Act) to serve in any such capacities.

3.7 Financial Capacity. Purchaser shall have sufficient funds available for it to pay each portion of the Purchase Price when due and payable.

3.8 Ownership. Purchaser is a wholly-owned subsidiary of Parent.

SECTION 4. COVENANTS OF SELLER AND THE MEMBERS.

4.1 Making of Covenants and Agreements. Seller and each of the Members hereby make the covenants and agreements set forth in this Section 4.

4.2 General. Seller and the Members shall use commercially reasonable efforts to take all actions and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement.

4.3 Conduct of Business. Except as otherwise contemplated by this Agreement, prior to the Closing Date, Seller shall use commercially reasonable efforts to: (a) conduct the Business in the ordinary course of business; (b) preserve intact its present business organization and relationships in accordance with past practice and custom; (c) preserve the rights, franchises, goodwill, and relations of its clients, suppliers, and others with whom business relationships exist in accordance with past practice and custom; (d) not (i) permit any of the Purchased Assets to be subject to a Lien, except for Permitted Liens; or (ii) increase the wages, salaries, compensation, pension, or other benefits payable to any of Seller’s employees; (e) not sell, transfer, convey or otherwise dispose of any of the Purchased Assets, except in the ordinary course of business; and (f) not enter into any material transaction with respect to the Business which creates an obligation of Seller of $10,000 or more per year.

4.4 Notice of Developments. Prior to the Closing Date, Seller shall promptly give written notice to Purchaser of any material development which causes or is reasonably likely to cause a breach of any of its own representations and warranties; provided, however, that Seller agrees that this Section 4.4 shall in no way limit or waive the remedies available to Purchaser, except as otherwise provided herein. During the time period between the date of this Agreement and the Closing, Seller shall have the right to supplement and/or amend the Schedules to this Agreement; provided, however, that the right to supplement and/or amend the Schedules shall apply only to facts, circumstances or events that occurred after the date of this Agreement. Notwithstanding any language to the contrary contained in this Agreement, in the event that any such permitted supplement or amendment (a) would constitute a Material Adverse Effect, and (b) is made at least fifteen (15) days prior to the Closing Date (as may be postponed pursuant to Section 1.10) but in any event not later than December 16, 2010, and Purchaser nonetheless proceeds to Closing, then Purchaser shall not be entitled to seek indemnification with respect to such supplement or amendment after the Closing.

4.5 Exclusivity. Prior to the earlier of (i) the termination of this Agreement in accordance with Section 10 hereof and (ii) the Closing Date, Seller shall not, nor shall it authorize any officer, director or employee of or any investment banker, broker, attorney, accountant, or other representative retained by Seller to: (a) solicit, initiate, or encourage (including by way of furnishing information) the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities of Seller, or any portion of the Purchased Assets (including any acquisition structured as a merger, consolidation or share exchange); or (b) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing.

4.6 Access to Information. From and after the date of this Agreement until the Closing Date, Seller shall afford to Purchaser and its accountants, counsel and other representatives reasonable access, upon reasonable notice during normal business hours, to all personnel, properties, books, contracts, documents, commitments, Tax Returns and records relating to the conduct of the Business and during such period shall furnish to Purchaser copies of any information concerning the Business as Purchaser may reasonably request (except for information protected by attorney-client privilege).

4.7 Consents.

(a) Consistent with applicable provisions of the Investment Advisers Act, between the date of this Agreement and the Closing Date, Seller shall use commercially reasonable efforts to obtain the consents of the respective clients (each, a “Client Consent”) under the investment management agreements (or similar client agreements) listed on Schedule 1.1(c) to assign such agreements to Purchaser, in form reasonably satisfactory to Purchaser.

(b) Seller shall also use commercially reasonable efforts to obtain the consents of the counterparties to the contracts, commitments, licensing agreements, leases marked with an asterisk on Schedule 1.1(c) to assign such agreements to Purchaser, in form reasonably satisfactory to Purchaser.

(c) Seller shall also use commercially reasonable efforts to obtain the consents, amendments and landlord estoppel certificates set forth on Schedule 6.1(g), in form reasonably satisfactory to Purchaser. Prior to the Closing Date, Seller shall be permitted to negotiate with its current landlords to extend through the five (5) year anniversary of the Closing Date Seller’s leases for office space at 227/231/235 Washington Street, Columbus, Indiana 47201 and at 18500 W. Corporate Drive, Suite 200, Brookfield, Wisconsin 53045, but Seller shall not execute and deliver any such extensions without the prior written approval of Purchaser.

4.8 Tax Returns. Seller, in accordance with applicable Law, shall (a) prepare and file on or before the due date or any extension thereof all Tax Returns required to be filed by Seller for taxable periods of Seller that include any period ending on or before the Closing Date, and (b) pay all of its Taxes due for taxable periods of Seller that include any period ending on or before the Closing Date.

4.9 Tail Coverage. At the Closing, Seller shall obtain, at its expense, an extended reporting endorsement or similar-type endorsement with respect to all of its insurance policies set forth on Schedule 2.17(a) that are claims-made policies.

4.10 Confidentiality. Following the Closing, neither Seller nor the Members shall, directly or indirectly, use or disclose or divulge any trade secrets or other Proprietary Rights of Seller, including information of others that such parties have agreed to keep confidential, nor any information relating to the financial terms of this transaction; provided that the foregoing restriction shall not apply to information (a) which is lawfully and independently obtained by Seller or the Members from a third party without restriction as to disclosure by Seller or the Members, (b) which is in the public domain or enters into the public domain through no fault of Seller or the Members, and (c) Seller or the Members are required by Law or legal process to disclose; provided, however, that Seller or the Members have provided prior written notice to Purchaser of such requirement and reasonably cooperate with Purchaser, at Purchaser’s cost and expense, if it seeks to obtain a protective order.

4.11 Non-Disparagement. Seller shall not, at any time following the Closing, knowingly disparage Purchaser or any of its Affiliates or any of their respective shareholders, directors, officers, employees or agents.

4.12 Restrictive Covenants.

(a) As a material inducement to Purchaser’s willingness to enter into this Agreement, Seller and each Member agrees that for a period of five (5) years following the Closing Date (the “Restricted Period”), that it shall not, directly or indirectly (except in the performance of any such Member’s employment duties on behalf of Purchaser):

(i) become employed by or affiliated with any Past Client, Present Client or Prospective Client of Purchaser or its Affiliates in a role which provides Investment Management Services;

(ii) provide Investment Management Services to any person or entity that is a Past Client, Present Client or Prospective Client of Purchaser or its Affiliates;

(iii) solicit or induce any Person with the effect or for the purpose (which need not be the sole or primary effect or purpose) of: (A) causing any funds with respect to which Purchaser or its Affiliates provides Investment Management Services to be withdrawn from such management, (B) causing any Present Client or Prospective Client of Purchaser or its Affiliates to refrain from engaging Purchaser or any of its Affiliates to provide Investment Management Services for any funds or any additional funds, or (C) causing any Present Client to terminate or diminish its relationship involving Investment Management Services with Purchaser or its Affiliates;

(iii) on behalf of itself, or on behalf of a competitive Investment Management Services business, contact, solicit, canvas, provide services to, contract with, or accept Investment Management Services business from any entity or individual which (A) is a Past Client, Present Client or Prospective Client, or (B) has received an outstanding proposal or offer from Purchaser or its Affiliates;

(iv) induce, offer, assist, solicit, encourage or suggest, in any manner whatsoever, (A) that it or another business or enterprise offer employment to or enter into a business affiliation with any employee, agent or representative of Purchaser or its Affiliates, or (B) that any employee, agent or representative of Purchaser or its Affiliates terminate his or her employment or business affiliation with Purchaser or its Affiliates; or hire, employ or contract with any employee, agent or representative of Purchaser or its Affiliates; or

(v) render services to, become affiliated with or employed by, own, or have a financial or other interest in (either as an individual, partner, joint venturer, owner, manager, stockholder, employee, partner, officer, director, independent contractor, or other such role) any business which is engaged in Investment Management Services (except nothing herein shall prohibit owning less than 5% of the outstanding shares in a publicly traded corporation).

For purposes of this Section 4.12, the following terms shall have the following meanings:

“Investment Management Services” means any services which involve (i) the management of an investment account or fund (or portions thereof or a group of investment accounts for funds), or (ii) the giving of advice with respect to the investment and/or reinvestment of assets or funds (or any group of assets or funds).

“Past Client” shall mean at any particular time, any person or entity who at any point within two years prior to such time (i) had been a client of Seller, Purchaser or its Affiliates receiving Investment Management Services, (ii) had been an advisee or investment advisory customer of, or recipient of Investment Management Services from, Seller, Purchaser or its Affiliates or (iii) had been an intermediary with respect to Investment Management Services between Seller, Purchaser or its Affiliates and any such person or entity but at such time is not an advisee or investment advisory customer or client of, or recipient of Investment Management Services from, Seller, Purchaser or its Affiliates or an intermediary with respect to Investment Management Services between Seller, Purchaser or its Affiliates and any such person or entity.

“Present Client” shall mean, at any particular time, any person or entity which is at such time (i) a current client of Purchaser or its Affiliates with respect to Investment Management Services, (ii) an advisee or investment advisory customer of, or recipient of Investment Management Services from, Purchaser or its Affiliates or (ii) an intermediary with respect to Investment Management Services between Purchaser or its Affiliates and any such person or entity.

“Prospective Client” shall mean, at any particular time, any person or entity to whom Purchaser or its Affiliates, through any of their officers, employees, agents or consultants (or persons acting in any similar capacity), has, within twelve (12) months prior to such time, offered (by means of a personal meeting, telephone call, letter, written proposal or otherwise) (i) to provide Investment Management Services, (ii) to serve as investment adviser or otherwise provide Investment Management Services including, without limitation, any intermediaries between Purchaser or its Affiliates and any such person or entity, but who is not at such time an advisee or investment advisory customer of, or recipient of, Investment Management Services from Purchaser or its Affiliates or an intermediary with respect to

Investment Management Services between Purchaser or its Affiliates and any such person or entity. The preceding sentence is meant to exclude blanket mailings and advertising, if any, through mass media in which the offer, if any, is available to the general public, such as magazines, newspapers or sponsorships of public events, in each case to the extent such efforts do not result in a request by the recipient for further information or a presentation.

The covenants in this Section 4.12 and the covenants set forth in Section 4.10 and Section 4.11 are herein referred to as the “Restrictive Covenants.”

(b) Material Inducement; Severability of Covenants. Seller and each Member acknowledges and agrees that their willingness to be bound by the Restrictive Covenants was a material inducement to Purchaser’s willingness to enter into this Agreement, and that Purchaser would not have entered into this Agreement but for Seller’s and each such Member’s willingness to be bound by the Restrictive Covenants. Seller and each Member acknowledges and agrees that each Restrictive Covenant is reasonable and valid in geographical and temporal scope, subject matter and in all other respects, and is necessary to protect the legitimate business interests of Purchaser and its Affiliates. If any court determines the Restrictive Covenants, or any part thereof, are invalid or unenforceable, the remainder of the Restrictive Covenants shall not thereby be affected and shall be given full effect, without regard to the invalid portions, to the maximum extent permitted by applicable Law. If any court determines that any Restrictive Covenant, or any part thereof, is unenforceable because of the duration or geographic scope or subject matter of such provision (or for any other reason), it is the parties’ intention that such court shall have the power to reduce the duration or scope or subject matter of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable to the maximum extent permitted by applicable Law.

(c) Relief for Violation. Seller and each Member acknowledges that an irreparable injury will result to Purchaser and its Affiliates in the event of a breach of a Restrictive Covenant. Seller and each Member also acknowledges and agrees that the damages or injuries which Purchaser and its Affiliates may sustain as a result of a breach of the Restrictive Covenants are difficult to ascertain and money damages alone will not be an adequate remedy to Purchaser and its Affiliates. Seller and each Member agrees that in the event of such breach or threatened breach of a Restrictive Covenant, Purchaser and its Affiliates shall also be entitled to obtain any equitable remedy, including any injunctive relief, necessary to prevent or restrain any violation or threatened violation of a Restrictive Covenant, without the necessity of posting a bond. Such relief, however, shall be cumulative and non-exclusive and shall be in addition to any other remedy to which the parties may be entitled.

4.13 Employee Matters.

(a) Any employees who accept Purchaser’s offer of employment pursuant to Section 5.2 below shall be referred to herein as “Transferred Employees.”

(b) Seller shall retain the liability for all claims which are incurred under any employee benefit program, plan or other agreement maintained by the Seller prior to the Closing Date and Purchaser shall have no responsibility or liability for the payment of any benefits relating thereto. More specifically, Seller shall retain liability for (i) all benefits of any kind for former or current employees of Seller, including those who are not Transferred Employees, and their dependents, spouses and beneficiaries, except as provided under Treasury Regulation Section 54.4980B-9, Q&A 8; (ii) incurred but unpaid life insurance claims; (iii) long term disability claims incurred before the Closing Date and not yet reported or claims made and not paid; and (iv) medical and dental claims incurred before the Closing Date and not yet reported or claims made and not yet paid.

(c) Seller and Purchaser shall mutually agree on the timing and content of any notification or discussions with Seller’s employees or any other parties and/or representatives of the employees with respect to the transactions contemplated by this Agreement.

4.14 Fund Acquisitions/Sub-Advisory Arrangements. Following the date hereof, Seller shall use commercially reasonable efforts to help Purchaser achieve, as Purchaser so requests, either: (1) the reorganization of the Frontegra Core Fund and the Frontegra Core Plus Fund into one or more series of Scout Funds, a Delaware statutory trust which is a multi-series open-end management investment company registered under the Investment Company Act (each such reorganization a “Frontegra Fund Acquisition” and, together the “Frontegra Fund Acquisitions”); or (2) the approval by the Frontegra Funds’ board of directors and by shareholders of each Frontegra Fund of a sub-advisory agreement under which Purchaser would continue to serve as sub-advisor for such Frontegra Fund (each such approval a “Frontegra Fund Sub-Advisory Arrangement” and, together, the “Frontegra Fund Sub-Advisory Arrangements”). In connection therewith, Seller shall use commercially reasonable efforts: (1) with regard to the Frontegra Fund Acquisitions, to assist Purchaser in negotiating an agreement with the investment adviser to the Frontegra Funds, Frontegra Asset Management, Inc. (“FAM”), relating to the acquisition by Purchaser of FAM’s advisory business relating to the Frontegra Funds and the completion of the related Frontegra Fund Acquisitions; and/or (2) with regard to the Frontegra Fund Sub-Advisory Arrangements, to assist Purchaser in negotiating appropriate sub-advisory agreements with FAM for each Frontegra Fund, and in seeking the related Frontegra Funds board and shareholder approvals necessary to establish the Frontegra Fund Sub-Advisory Arrangements.

4.15 Private Fund. Subject to the terms of Schedule 5.4, Seller agrees that nothing in this Agreement shall prevent Purchaser from segregating any private fund advised by the Transferred Employees into separately managed accounts, or converting such fund to a fund registered under the Investment Company Act.

4.16 Post-Closing Operational Matters. Seller and the Members acknowledge and agree to the terms of Schedule 5.4 attached hereto, and agree to perform their respective obligations thereunder.

4.17 Year-End Bonuses. In December, 2010, Seller shall pay the employees of the Business a bonus for the period of January 1, 2010 through the Closing Date (consistent with the historical practices of the Business for prior years and pursuant to Seller’s normal payroll practices).

SECTION 5. COVENANTS OF PURCHASER.

5.1 Making of Covenants and Agreements. Purchaser hereby makes the covenants and agreements set forth in this Section 5.

5.2 Employees.

(a) Purchaser shall offer employment to all of the employees of Seller, subject to Purchaser’s standard hiring practices (which shall include, among other things, successful completion of a drug screening and FBI background check). However, nothing contained in this Agreement shall constitute a guaranty of continued employment of any kind for any current or former employee of Seller, whether or not such employee is ultimately hired by Purchaser.

(b) Purchaser shall recognize the existing seniority for benefits purposes of all of Seller’s employees who are hired by Purchaser in connection with the Closing, and shall provide credit under Purchaser’s benefits plans for purposes of determining eligibility and vesting and the rate of benefit accrual (but not actual benefit accrual) for such employees’ past service with Seller from their most recent date of hire or rehire, as the case may be.

(c) Purchaser agrees that each employee of Seller who continues employment with Purchaser as a Transferred Employee shall be employed at the same rate of salary provided by Seller immediately prior to the Closing Date and shall be considered for a reasonable salary increase in the normal course of business at the time that all employees of Purchaser are so considered. Except for those Transferred Employees who are participants in the Incentive Bonus Plan (who shall not be eligible to participate in any other incentive plan of Purchaser or its Affiliates), the Transferred Employees shall be eligible for participation in the incentive programs of Purchaser or its Affiliates which are offered to similarly situated employees of Purchaser. Effective as of the day following the Closing, the Transferred Employees shall also be entitled to immediate participation in all of Purchaser’s employee benefit plans for which they are eligible to participate (including, without limitation, Purchaser’s health care plans), other than the profit sharing plan and the employee stock ownership plan, in which participation shall be entitled at the next available entry dates under such plans.

(d) Any amounts paid by the Transferred Employees towards annual deductibles or out-of-pocket limits under Seller’s health care plans during calendar year 2010 shall be credited towards satisfaction of any corresponding deductibles or out-of-pocket amounts under Purchaser’s health care plans for calendar year 2010.

(e) Transferred Employees shall accrue paid time off under the terms and conditions of Purchaser’s paid time off program (as the same may be modified from time to time); provided, however, that for the portion of the calendar year 2010 on and after the Closing, in no event shall any Transferred Employee receive fewer days of paid time off (on an annualized basis) under such program than the number of days of paid time off such individual would have been entitled to under Seller’s vacation policies as in effect immediately prior to Closing.

(f) Purchaser shall make available COBRA continuation coverage for former employees of Seller who do not become Transferred Employees covered under Purchaser’s plans in accordance with Treasury Regulation Section 54.4980B-9, Q&A 8(c).

(g) Except as explicitly provided otherwise herein, nothing in this Agreement shall alter or limit Purchaser’s ability to amend, modify, or terminate any benefit plan, program, agreement, or arrangement to the extent permitted under such plan, program, agreement or arrangement.

5.3 Incentive Bonus Pool. Purchaser shall establish an incentive bonus plan substantially in the form set forth on Schedule 5.3 (the “Incentive Bonus Plan”). Purchaser shall set aside the Incentive Bonus Pool Amount from each Subsequent Payment Period to pay bonuses to key management employees and investment professionals pursuant to the Incentive Bonus Plan and as further detailed on Schedule 5.3.

5.4 Post-Closing Operational Matters. Purchaser acknowledges and agrees to the terms of Schedule 5.4 attached hereto, and agrees to perform its obligations thereunder.

5.5 Notice of Developments. Prior to the Closing Date, Purchaser shall promptly give written notice to Seller of any material development which causes or is reasonably likely to cause a breach of any of its own representations and warranties; provided, however, that Purchaser agrees that this Section 5.5 shall in no way limit or waive the remedies available to Seller or any Member, except as otherwise provided herein.

5.6 Amendment of Articles and Bylaws. Prior to the Closing Date, Purchaser shall amend its Articles of Incorporation and/or Bylaws as necessary to provide the same indemnity to Purchaser’s officers and directors as is afforded the directors and officers of Parent under Parent’s Articles of Incorporation and/or Bylaws.

5.7 General. Purchaser shall use commercially reasonable efforts to take all actions necessary in order to consummate and make effective the transactions contemplated by this Agreement.

SECTION 6. CONDITIONS.

6.1 Conditions to the Obligations of Purchaser. The obligation of Purchaser to consummate this Agreement and the transactions contemplated hereby are subject to the fulfillment, as of the Closing, of the following conditions precedent:

(a) Accuracy of Representations and Warranties. The representations and warranties made by Seller and the Members herein shall be true and correct in all respects on and as of the date hereof and true and correct in all respects on and as of the Closing Date, except for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, do not constitute and could not reasonably be expected to have a Material

Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications or similar qualifications contained in such representations and warranties shall be disregarded).

(b) Performance by Seller and Members. All of the covenants, terms and conditions of this Agreement to be complied with and performed by Seller and the Members on or before the Closing Date shall have been complied with and performed in all material respects.

(c) Certificate of Compliance. Seller and the Members shall have delivered to Purchaser a Certificate of Seller and Members, dated as of the Closing Date, certifying as to compliance with Section 6.1(a) and Section 6.1(b).

(d) Legal Challenge.

(i) No Proceeding shall be pending or threatened (A) involving any challenge to, or seeking other damages, penalties or other relief in connection with, the transactions contemplated by this Agreement, or (B) that has or may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the transactions contemplated by this Agreement.

(ii) No written communication from any Governmental Authority shall have been received by any party hereto which seeks to prevent, delay, make illegal, or otherwise interfere with the transactions contemplated by this Agreement, or which seeks damages, penalties or other relief in connection with the consummation of such transactions or would impose any material burden on any party hereto, in any case which has not been resolved.

(e) Approvals. All governmental and regulatory approvals and registrations necessary for the consummation of the transactions contemplated hereby shall have been obtained.

(f) No Material Adverse Effect. Between the date hereof and the Closing Date, there shall not have occurred any Material Adverse Effect.

(g) Consents. Seller shall have delivered the consents, amendments and landlord estoppel certificates set forth on Schedule 6.1(g).

(h) Tail Coverage. Seller shall have delivered evidence that it has obtained the extended reporting endorsements or similar-type endorsements contemplated by Section 4.9 hereof.

(i) Payoff Letters. Purchaser shall have received from each party to whom Seller is indebted for borrowed money (each, a “Creditor”) a payoff letter indicating the outstanding principal amount due, and all accrued and unpaid interest thereon, under Seller’s existing indebtedness with such Creditor.

(j) Bill of Sale and Assignment and Assumption Agreement. Seller shall have executed and delivered a Bill of Sale and Assignment and Assumption Agreement regarding the Assumed Liabilities in substantially the form attached hereto as Exhibit 6.1(j) (the “Bill of Sale”).

(k) Employment Agreement. Seller shall have caused each Member who is employed by Seller immediately prior to the Closing to execute and deliver an Employment Agreement in substantially the form attached hereto as Exhibit 6.1(k).

(l) Intellectual Property Assignments. Seller shall have executed and delivered the Domain Name Transfer and Assignment Agreement in substantially the form attached hereto as Exhibit 6.1(l) (the “IP Assignment”).

(m) Secretary’s Certificate. Seller shall have executed and delivered a certificate of the secretary of Seller, certifying (i) that attached thereto are true and correct copies of Seller’s Articles of Organization, Operating Agreement and any amendments thereto, and the resolutions duly adopted by Seller’s board of managers and members authorizing Seller’s execution, delivery and performance of this Agreement and the Ancillary Documents to which it is a party, and (ii) the names, titles and signatures of all of Seller’s officers who sign documents on behalf of Seller in connection with this Agreement, certifying the authority of such persons to do so.

(n) Good Standing Certificate. Seller shall have delivered a certificate of good standing for Seller issued by the Secretary of State of Indiana, dated within ten (10) business days prior to the Closing Date.

(o) FIRPTA Affidavit. Seller and the Members and any Person having an ownership interest in a Member that is not a natural person shall have executed and delivered a certification of such Person’s non-foreign status, as set forth in Treasury Regulation §1.1445-2(b).

(p) Confidentiality and Non-Solicitation Agreements. Seller shall have caused the employees listed on Schedule 6.1(p) to sign Confidentiality and Non-Solicitation Agreements, in the form attached hereto as Exhibit 6.1(p).

(q) Operating Agreement Amendment. The Members shall have amended the Operating Agreement of Seller to remove any non-solicitation or non-competition restrictions which would otherwise be applicable to the Members following the Closing.

(r) Employment Agreements. Seller shall have terminated its employment agreements with McKinney, Egan and Fink, and such individuals shall have been released from any non-solicitation or non-competition restrictions which would otherwise be applicable to such individuals following the terminations of their respective employment agreements.

6.2 Conditions to Obligations of Seller. The obligations of Seller and the Members to consummate this Agreement and the transactions contemplated hereby are subject to the fulfillment, as of the Closing, of the following conditions precedent:

(a) Accuracy of Representations and Warranties. The representations and warranties made by Purchaser shall be true and correct in all respects on and as of the date hereof and true and correct in all respects on and as of the Closing Date, except for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, do not constitute and could not reasonably be expected to have a material adverse effect on Purchaser’s assets, operations or financial condition (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality qualifications or similar qualifications contained in such representations and warranties shall be disregarded).

(b) Performance by Purchaser. All of the covenants, terms and conditions of this Agreement to be complied with and performed by Purchaser on or before the Closing Date shall have been complied with and performed in all material respects.

(c) Certificate of Compliance. Purchaser shall have delivered to Seller a certificate of Purchaser dated as of the Closing Date, executed by Purchaser, certifying as to compliance with Section 6.2(a) and Section 6.2(b).

(d) Legal Challenge.

(i) No Proceeding shall be pending or threatened (A) involving any challenge to, or seeking other damages, penalties or other relief in connection with, the transactions contemplated by this Agreement, or (B) that has or may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the transactions contemplated by this Agreement.

(ii) No written communication from any Governmental Authority shall have been received by any party hereto which seeks to prevent, delay, make illegal, or otherwise interfere with the transactions contemplated by this Agreement, or which seeks damages, penalties or other relief in connection with the consummation of such transactions or would impose any material burden on any party hereto, in any case which has not been resolved.

(e) Approvals. All governmental and regulatory approvals and registrations necessary for the consummation of the transactions contemplated hereby shall have been obtained.

(f) Purchase Price. Purchaser shall have delivered the amounts set forth in Section 1.6 hereof.

(g) Bill of Sale and Assignment and Assumption Agreement. Purchaser shall have executed and delivered the Bill of Sale.

(h) Employment Agreements. Purchaser shall have executed and delivered the Employment Agreements contemplated in Section 6.1(k).

(i) Secretary’s Certificate. Purchaser shall have executed and delivered a certificate of the corporate secretary of Purchaser, certifying (i) that attached thereto are true and correct copies of Purchaser’s Articles of Incorporation and Bylaws, and the resolutions duly adopted by Purchaser’s Board of Directors authorizing Purchaser’s execution, delivery and performance of this Agreement and the Ancillary Documents to which it is a party, and (ii) the names, titles and signatures of all of Purchaser’s officers who sign documents on behalf of Purchaser in connection with this Agreement, certifying the authority of such persons to do so.

(j) Good Standing Certificate. Purchaser shall have delivered a certificate of good standing for Purchaser issued by the Secretary of State of Missouri, dated within ten (10) business days prior to the Closing Date.

(k) Intellectual Property Assignment. Purchaser shall have executed and delivered the Domain Name Transfer and Assignment Agreement in substantially the form attached hereto as Exhibit 6.1(l).

(l) No Material Adverse Effect. Between the date hereof and the Closing Date, there shall not have occurred any material adverse effect on (i) Purchaser’s and Parent’s business, assets, liabilities, capitalization or results of operations (financial or otherwise), taken as a whole, and (ii) Purchaser’s or Parent’s ability to consummate the transactions contemplated hereby, except, in each instance, to the extent arising from any of the following: (a) the announcement of the transactions contemplated by this Agreement or any Ancillary Document; (b) any changes generally affecting the industries in which Purchaser or Parent operates (including, without limitation, changes resulting from fluctuations in the capital markets); (c) acts of war, armed hostilities or acts of terrorism; (d) any changes in GAAP or any changes in applicable Law or the interpretation thereof, after the date hereof; (e) any other action required by the terms of this Agreement; (f) actions taken by Seller or the Members, or facts, circumstances, changes or effects relating to Seller or the Members that caused, or are reasonably likely to cause, a material adverse effect on Purchaser’s or Parent’s assets or financial condition, or the ability of Purchaser or Parent to consummate the transactions contemplated hereby; or (g) any diminution in assets under management by Purchaser or Parent for any client to the extent attributable to changes in asset valuation, market price fluctuations or client withdrawals (unless resulting from any fact, circumstance, change or effect otherwise constituting a material adverse effect under this Section 6.2(l).

(m) Amendments to Articles of Incorporation and Bylaws. Purchaser shall have delivered the amendments contemplated by Section 5.6 hereof.

SECTION 7. POST-CLOSING RIGHTS AND OBLIGATIONS.

7.1 Collection of Assets. Subsequent to the Closing, Seller agrees that it shall promptly transfer or deliver to Purchaser any property that Seller may receive which is included in the Purchased Assets.

7.2 Payment of Obligations. Seller shall duly and timely pay and perform all of the Excluded Liabilities in the ordinary course of business as they become due.

7.3 Assumed Liabilities. After the Closing, Purchaser shall duly and timely pay and perform all of the Assumed Liabilities in the ordinary course of business as they become due.

7.4 Other Tax Matters.

(a) After the Closing Date, Purchaser and Seller shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return, amended Tax Return, determining a liability for Taxes or Transfer Taxes or participating in or conducting any audit or other proceeding in respect of Taxes or Transfer Taxes. Without limiting the scope of the foregoing, Purchaser and Seller shall each make available to the other, as reasonably requested, all information, records or documents relating to Tax matters of the Seller for all taxable periods prior to or including the Closing Date and shall preserve all such information, records and documents until the expiration of any applicable Tax statute of limitations or extensions thereof.

(b) Subject to the terms of Section 9.2(a)(vi) hereof, any Transfer Taxes (as defined below) shall be borne one-half by Seller and one-half by Purchaser. In the event any Taxing Authority shall assess any Transfer Taxes or Taxes for which Seller is liable hereunder, Seller and the Members shall have no recourse against, and shall not seek reimbursement from, the clients of the Business with respect to which such Transfer Taxes or Taxes shall have been assessed. For purposes of this Agreement the term “Transfer Taxes” means all excise, sales, use, transfer, stamp, documentary, filing, recordation and other similar taxes, if any, and any interest, fines, penalties, assessments and additions thereto arising out of, in connection with, or attributable to, the transactions effected pursuant to this Agreement.

(c) Any Tax Return that must be filed in connection with Transfer Taxes shall be prepared and filed when due by the party primarily or customarily responsible under the applicable local Law for filing such Tax Returns, and such party shall use its reasonable efforts to provide such Tax Returns to the other party at least ten (10) days prior to the date such Tax Returns are due to be filed (taking into account any valid extension). The party providing such Tax Returns to the other party hereby agrees that it will act in good faith to consider and incorporate any comments that the other party might have on or relating to such Tax Returns.

7.5 Name Change. Within five (5) business days after the Closing Date, Seller shall change each of its corporate and trade names, in all jurisdictions in which it is qualified to do business, to a name that does not include the words “Reams Asset Management”.

SECTION 8. RESERVED.

SECTION 9. SURVIVAL; INDEMNIFICATION.

9.1. Survival.

(a) The representations and warranties made by Seller, the Members and Purchaser herein shall survive Closing and continue in full force and effect for a period of three

(3) years from the Closing Date; provided, however, that the representations and warranties (each of the following, a “Fundamental Representation”) set forth herein in Section 2.2 (first sentence only), Section 2.4, Section 2.5 (first three sentences only), Section 2.19, Section 2.26(b), Section 2.26(c), Section 2.26(f), Section 3.2, Section 3.3 (first three sentences only) and Section 3.5 shall survive indefinitely, the representations and warranties set forth in Section 2.9, Section 2.22 and Section 2.23 shall survive until the ninetieth (90th) day after the expiration of the applicable statute of limitations, and the representations and warranties set forth in Section 2.6(a)(iv) and Section 2.6(b) shall survive until the fifth (5th) anniversary of the Closing Date.

(b) For the avoidance of doubt, any claim made pursuant to a Third Party Claim Notice or Direct Claim Notice (as defined in Sections 9.4(a) and (e), respectively) properly delivered in accordance with Section 9.4 prior to the expiration of the applicable survival period shall survive the expiration of such survival period until such claim has been finally resolved in accordance with the terms of this Section 9. The covenants and agreements of the parties shall survive the Closing Date in accordance with their terms.

(c) Solely for the purposes of determining the amount of Losses (as defined below) under this Section 9, any representation, warranty, covenant, or agreement of any party in this Agreement that is qualified by Material Adverse Effect, materiality or words of similar import (collectively, “Materiality Conditions”) shall be considered without regard to such Materiality Conditions, but such Materiality Conditions shall not be disregarded for any other purpose, including without limitation determining whether an indemnification obligation exists.

9.2 Indemnification by Seller and the Members.

(a) Subject to the limitations set forth in Section 9.5, from and after the Closing, Seller and the Principal Members, jointly and severally, and the other Members, severally and not jointly, agree to indemnify, and hold Purchaser and its respective Affiliates and Persons serving as officers, directors, members, managers, employees, agents or representatives thereof (individually a “Purchaser Indemnified Party” and collectively the “Purchaser Indemnified Parties”) harmless from and against any claims, damages, liabilities, losses, Taxes, fines, penalties, proceedings, suits, lost profits, diminution in value, judgments, deficiencies, costs, and expenses (including, without limitation, reasonable fees of counsel) of any kind or nature whatsoever (whether or not arising out of third-party claims and including all amounts paid in investigation, defense or settlement of the foregoing) (collectively, “Losses”), which may be sustained or suffered by any of them arising out of or in connection with any of the following matters:

(i) a breach by Seller or any Member of any representation or warranty made by Seller or any Member and contained in this Agreement, the Bill of Sale, the IP Assignment, or any certificate delivered pursuant to this Agreement;

(ii) a breach or non-fulfillment by Seller of any covenant, restriction or agreement made by or applicable to Seller and contained in this Agreement, the Bill of Sale, or the IP Assignment;

(iii) any failure by Seller to pay, perform and discharge any liability, obligation, claim, action, complaint, debt, suit, cause of action, investigation, or proceeding of any kind whatsoever, against or relating to Seller, the Business, or the Purchased Assets, whether asserted, instituted, or commenced prior to or after the Closing Date, by any third party for damages suffered by such third party resulting from the use, ownership or lease of the Purchased Assets, the Owned Real Property or the Leased Real Property (as defined below) or operation of the Business on or prior to the Closing Date, or any actions taken or omitted to be taken by Seller on or prior to the Closing Date, or with respect to any continuing business activities of Seller after the Closing Date;

(iv) any failure by Seller to pay, perform and discharge any of the Excluded Liabilities as set forth in this Agreement;

(v) any liability for Taxes which (A) is imposed on Seller for any tax period ending on or prior to the Closing Date or otherwise results from the ownership, possession, use or operation of the Assets or the Business on or prior to the Closing Date, (B) results by reason of a failure of Seller to file any Tax Return that is required to be filed for any tax period ending on or prior to the Closing Date, or (C) is attributable to any distribution from Seller to any Member; and

(vi) any liability for Taxes or Transfer Taxes arising from Seller’s failure to comply with the provisions of any so-called bulk transfer or bulk sale law of any jurisdiction in connection with the transactions contemplated by this Agreement.

(b) From and after the Closing, each Member shall indemnify the Purchaser Indemnified Parties, and hold each of them harmless from and against any and all Losses which may be sustained or suffered by any of them arising out of or in connection with any breach or non-fulfillment by such Member of any covenant, restriction or agreement made by or applicable to such Member and contained in this Agreement.

9.3 Indemnification by Purchaser. Subject to the limitations set forth in Section 9.5, from and after the Closing, Purchaser and Parent, jointly and severally, agree to indemnify and hold Seller, its Members, and Persons serving as officers, directors, managers, employees, agents or representatives thereof (individually, a “Seller Indemnified Party” and, collectively, the “Seller Indemnified Parties”) harmless from and against any Losses which may be sustained or suffered by any of them arising out of or based upon any of the following matters:

(a) a breach by Purchaser of any representation or warranty made by Purchaser and contained in this Agreement, the Bill of Sale, or the IP Assignment;

(b) a breach or non-fulfillment by Purchaser of any covenant or agreement made by or applicable to Purchaser and contained in this Agreement, the Bill of Sale, or the IP Assignment;

(c) any failure by Purchaser to pay, perform and discharge any of the Assumed Liabilities as set forth in this Agreement; and

(d) any claims or demands by third parties against Seller arising out of or resulting from Purchaser’s operation of the Business after the Closing, excluding any claims or demands which are indemnifable under Section 9.2.

9.4 Defense of Claims.

(a) If an indemnification claim involves a claim by a third party (a “Third Party Claim”), the party or parties seeking indemnification hereunder (each, an “Indemnified Party”) shall give the party or parties from whom indemnification is sought or to be sought (each, an “Indemnifying Party”) prompt written notice of the Third Party Claim (a “Third Party Claim Notice”), and shall provide the Indemnifying Party with all information delivered to the Indemnified Party in connection with such Third Party Claim, together with such information with respect thereto as the Indemnifying Party may reasonably request; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is materially prejudiced thereby.

(b) The Indemnifying Party will have the right and obligation to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within twenty (20) days after the Indemnified Party’s delivery of the Third Party Claim Notice that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Losses the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief; and (iv) the Indemnifying Party conducts the defense of the Third Party Claim reasonably and diligently. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall, at the Indemnifying Party’s expense, cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party.

(c) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 9.4(b) above, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (ii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably), and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably). Notwithstanding the foregoing, in the event that an Indemnified Party withholds consent to a judgment or settlement with respect to a Third Party Claim that (A) would not involve a finding or admission of wrongdoing, (B) includes an unconditional written release by the claimant or plaintiff of the Indemnified Party from all liability in respect of such Third Party

Claim and (C) does not impose equitable remedies or any obligation on the Indemnified Party other than solely the payment of money damages for which the Indemnified Party will be indemnified hereunder, then the Indemnifying Party shall have no further obligation to defend such Third Party Claim and will not be liable for any amount in excess of the amount it would have owed pursuant to such judgment or settlement.

(d) In the event any of the conditions in Section 9.4(b) above is or becomes unsatisfied, however, (i) the Indemnified Party may defend against the Third Party Claim in any manner it reasonably may deem appropriate, (ii) the Indemnifying Party will reimburse the Indemnified Party promptly and periodically (at least monthly) for the costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses), and (iii) the Indemnifying Party will remain responsible for any Losses the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this Section 9; provided, however, that if the Indemnified Party defends any Third Party Claim, the Indemnified Party without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld, shall not enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim.

(e) In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver prompt notice of such claim (a “Direct Claim Notice”) to the Indemnifying Party, but in no event after the expiration of the applicable time period for such claim under Section 9.1. Subject to the time limitations set forth in Section 9.1, the failure to promptly provide such Direct Claim Notice, however, shall not release the Indemnifying Party from any of its obligations under this Section 9, except to the extent that the Indemnifying Party is materially prejudiced by such failure and shall not relieve the Indemnifying Party from any other obligation or liability that it may have to the Indemnified Party, except as specifically provided in this Section 9. If the Indemnifying Party notifies the Indemnified Party in writing within thirty (30) days following its receipt of such Direct Claim Notice that the Indemnifying Party does not dispute its liability to the Indemnified Party hereunder, such claim specified by the Indemnified Party in such Direct Claim Notice shall be conclusively deemed a liability of the Indemnifying Party hereunder and the Indemnifying Party shall pay the amount of such liability to the Indemnified Party on demand. If the Indemnifying Party agrees in writing that it has an indemnification obligation but asserts that it is obligated to pay a lesser amount than that claimed by the Indemnified Party, the Indemnifying Party shall pay such lesser amount promptly to the Indemnified Party, without prejudice to or waiver of the Indemnified Party’s claim for the difference. If the Indemnifying Party notifies the Indemnified Party in writing within thirty (30) days following its receipt of such Direct Claim Notice that it disputes such indemnification obligation, the Indemnified Party shall be entitled to pursue its indemnification rights hereunder and whatever other legal remedies may be available to enforce its rights under this Section 9.

(f) Upon determination of the amount due with respect any matter which is subject to indemnification under this Section 9 pursuant to either (i) a written agreement between the Indemnifying Party and the Indemnified Party or (ii) a final judgment or order of a court of competent jurisdiction, the Indemnifying Party shall, subject to the other terms hereof, pay to the Indemnified Party or the Person entitled thereto, as applicable, the amount owing by the Indemnifying Party with respect to such matter within ten (10) business days thereafter.

(g) To the extent that the Indemnifying Party makes or is required to make any indemnification payment to the Indemnified Party, the Indemnifying Party shall be entitled to exercise at its expense, and shall be subrogated to, any rights and remedies (including rights of indemnity, rights of contribution and other rights of recovery) that the Indemnified Party may have against any other Person with respect to any Losses to which such indemnification payment is related; provided, however, in the case where the Indemnified Party is a Purchaser Indemnified Party, such right shall not apply with respect to any rights or remedies against such Indemnified Party’s clients or any Member without the prior consent of such Indemnified Party. The Indemnified Party shall permit the Indemnifying Party to use the name of the Indemnified Party and the names of the Indemnified Party’s representatives in any transaction or in any Proceeding or other matter involving any such rights or remedies in such manner as may be approved by the Indemnified Party, such consent not to be unreasonably withheld or delayed.

9.5 Limitations on Indemnification.

(a) Notwithstanding anything to the contrary contained in this Agreement, the Purchaser Indemnified Parties shall only be entitled to indemnification under Section 9.2(a)(i) above if the aggregate amount of Losses incurred by the Purchaser Indemnified Parties as a result of such breaches exceed Five Hundred Thousand Dollars ($500,000) (the “Threshold”), and then only for such aggregate Losses that exceed Two Hundred Fifty Thousand Dollars ($250,000) (the “Basket”); provided, however, that any Losses resulting from (i) any actual fraud on the part of Seller or any Member or (ii) any breach of the Fundamental Representations of Seller and the Members, or Section 2.10(b), shall not be subject to the Threshold or the Basket. Notwithstanding anything to the contrary in this Agreement, the Seller Indemnified Parties shall only be entitled to indemnification under Section 9.3(a) above if the aggregate amount of Losses incurred by the Seller Indemnified Parties as a result of such breaches exceed the Threshold, and then only for such aggregate Losses that exceed the Basket; provided, however, that any Losses resulting from (i) any actual fraud on the part of Purchaser or (ii) any breach of the Fundamental Representations of Purchaser shall not be subject to the Threshold or the Basket.

(b) The maximum amount for which the Purchaser Indemnified Parties may be entitled to indemnification under Section 9.2(a)(i) shall be Fifteen Million Dollars ($15,000,000) (the “Cap”); provided, however, that the foregoing limitation shall not apply to (i) claims for indemnification for breaches of the Fundamental Representations, or (ii) claims made as a result of actual fraud on the part of Seller or any Member. The maximum amount for which the Seller Indemnified Parties may be entitled to indemnification under Section 9.3(a) shall be the amount of the Cap; provided, however, that the foregoing limitation shall not apply to (i) claims for indemnification for breaches of the Fundamental Representations, or (ii) claims made as a result of actual fraud on the part of Purchaser.

(c) The Principal Members’ joint and several liability for any Losses relating to a claim for indemnification pursuant to Section 9.2(a) shall not exceed the percentage of such Losses which is equal to the aggregate percentage of the Principal Members’ ownership percentages set forth on the list provided by Seller pursuant to Section 2.4(a), and each other Member’s several liability for any Losses relating to a claim for indemnification pursuant to Section 9.2(a) shall not exceed such Member’s pro-rata percentage set forth on such list.

(d) Payments to an Indemnified Party pursuant to this Section 9 shall be limited to the amount of any Losses that remain after deducting therefrom any insurance proceeds received by such Indemnified Party, it being understood that an Indemnified Party will make commercially reasonable efforts to make an insurance claim, if available.

(e) Notwithstanding anything herein to the contrary, following the recovery of any Losses by Purchaser for a breach of the representation and warranty contained in Section 2.10(b), and Purchaser subsequently collects on the invoice at issue from the defaulting account debtor, then Purchaser shall promptly reimburse Seller for the amount collected.

(f) Any indemnification payments paid under this Section 9 will be considered an adjustment to the Purchase Price.

SECTION 10. TERMINATION.

10.1 Termination of Agreement. The parties may terminate this Agreement prior to the Closing as provided below:

(a) The parties may terminate this Agreement by mutual written consent at any time prior to the Closing;

(b) Purchaser may terminate this Agreement by giving written notice to Seller at any time prior to the Closing: (i) in the event Seller or any Member has breached any representation, warranty, or covenant contained in this Agreement if such breach would give rise to a failure to satisfy a condition to the obligations of Purchaser contained in Section 6.1, Purchaser has notified Seller of the breach in writing, and the breach has continued without cure for a period of thirty (30) days after the notice of breach, or (ii) if the Closing shall not have occurred on or before January 31, 2011 (the “Termination Date”), by reason of the failure of any condition precedent contained in Section 6.1;

(c) Seller may terminate this Agreement by giving written notice to Purchaser at any time prior to the Closing: (i) in the event Purchaser has breached any representation, warranty, or covenant contained in this Agreement if such breach would give rise to a failure to satisfy a condition to the obligations of Seller and the Members contained in Section 6.2, Seller has notified Purchaser of the breach in writing, and the breach has continued without cure for a period of thirty (30) days after the notice of breach, or (ii) if the Closing shall not have occurred on or before the Termination Date, by reason of the failure of any condition precedent contained in Section 6.2; and

(d) By either Purchaser or Seller if consummation of the transactions contemplated by this Agreement would violate any provision of applicable Law, or any non-appealable final order, decree or judgment of any court of competent jurisdiction; provided, in the latter case, the party seeking termination under this subsection shall have used commercially reasonable efforts to have such order, decree or judgment vacated.

(e) Effect of Termination. If this Agreement is terminated as permitted by Section 10.1, such termination shall be effective as against all parties hereto and without liability of any party (or any stockholder, member, director, manager, officer, employee, agent, consultant or representative of such party) to the other parties of this Agreement and this Agreement shall become null and void except that the parties agree that each shall party remain responsible for its own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement; provided that any such termination shall not relieve any party from liability for damages for any willful breach of this Agreement.

(f) Effect of Delay. In the event that the Closing has not earlier occurred or this Agreement has not been earlier terminated as permitted by Section 10.1, and on December 31, 2010, (i) all of the conditions set forth in Section 6.1 have been fulfilled, (ii) Seller and the Members are willing and able to proceed to Closing, and (iii) Purchaser is nonetheless unwilling or unable to proceed to Closing on such date, then upon any later consummation of the Closing, the amount of the Initial Cash Consideration shall be increased by an amount equal to the Make Whole Amount (or if not then finally determinable, the Make Whole Amount shall be reimbursed to Seller promptly after such amount can be finally determined). The “Make Whole Amount” shall be an amount that will result in Seller and the Members being in the same position after paying Taxes on the Make Whole Amount and the Initial Cash Consideration, respectively, as Seller and the Members would have been after paying Taxes on the Initial Cash Consideration had the Closing occurred on December 31, 2010. In the event that Seller and Purchaser cannot agree on the amount of the Make Whole Amount after good faith efforts to resolve such dispute, then such dispute shall be resolved by the Independent Accountant and such accounting firm’s determination shall be conclusive and binding on both parties.

SECTION 11. MISCELLANEOUS.

11.1 Fees and Expenses. Except as otherwise provided in this Agreement, each of the parties shall bear its own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement. No expenses of Seller or the Members relating in any way to the purchase and sale of the Purchased Assets hereunder and the transactions contemplated hereby, including, without limitation, legal, accounting, or other professional expenses of Seller or the Members, shall be charged to or paid by Purchaser or included in any of the Assumed Liabilities. The foregoing shall not limit, however, any party’s right to include expenses in any claim for damages against any other party who breaches any legally binding provision of this Agreement.

11.2 Governing Law; Forum. This Agreement shall be construed under and governed by the internal laws of the State of Missouri without regard to its conflict of laws provisions. The parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the state and federal courts of the State of Missouri in connection with any action arising out of or relating to this Agreement, and irrevocably and unconditionally waive the defense of an inconvenient forum. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT.

11.3 Notices. Any notice, request, demand, or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given (a) if personally delivered, upon receipt, (b) if sent via overnight delivery by a nationally recognized delivery service, upon the next business day, or (c) if sent by registered or certified mail, upon the sooner of the date on which receipt is acknowledged or the expiration of three days after deposit in United States post office facilities properly addressed with postage prepaid. All notices to a party shall be sent to the addresses set forth below or to such other address or person as such party may designate by notice to each other party hereunder:

TO SELLER OR THE MEMBERS:	Reams Asset Management Company, LLC 227 Washington Street Columbus, Indiana 47201 Attention: Mark M. Egan and David M. McKinney
With a mandatory copy to:	Vedder Price P.C. 222 North LaSalle Street Chicago, Illinois 60601 Attention: Renee M. Hardt, Esq.
TO PURCHASER:	Scout Investment Advisors, Inc. c/o UMB Financial Corporation 1010 Grand Blvd. Kansas City, Missouri 64106 Attention: C. Warren Green
With a mandatory copy to:	Stradley Ronon Stevens & Young, LLP 2600 One Commerce Square Philadelphia, Pennsylvania A 19103 Attention: Michael P. O’Hare, Esq.

Any notice given hereunder may be given on behalf of any party by his counsel or other authorized representatives.

11.4 Entire Agreement. This Agreement, including the Schedules, Exhibits, and Ancillary Documents referred to herein, is complete, reflects the entire agreement of the parties with respect to the subject matter of this Agreement, and supersedes all previous written or oral negotiations, commitments, and writings with respect to the subject matter hereof; provided, however, that the Mutual Confidentiality and Non-Disclosure Agreement between Parent and Seller dated as of October 14, 2009 shall remain in full force and effect. No promises, representations, understandings, warranties, and agreements have been made by any of the parties hereto except as referred to herein or in the Ancillary Documents; and all inducements to the making of this Agreement relied upon by either party hereto have been expressed herein or in the Ancillary Documents.

11.5 Assignability; Binding Effect. No party hereto may assign or transfer any or all of its rights or obligations under this Agreement without the prior written consent of the other parties.

11.6 Captions. The captions in this Agreement are for convenience only and shall not affect the construction or interpretation of any term or provision hereof.

11.7 Execution in Counterparts. For the convenience of the parties and to facilitate execution, this Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same document. Signatures of the parties transmitted by facsimile or electronic mail shall be deemed to be original signatures for all purposes.

11.8 Amendments. This Agreement may not be amended or modified, nor may compliance with any condition or covenant set forth herein be waived, except by a writing duly and validly executed by each party hereto, or in the case of a waiver, the party waiving compliance.

11.9 Schedules and Exhibits. This Agreement shall be deemed to have incorporated by reference all Schedules and Exhibits referred to herein to the same extent as if such Schedules and Exhibits were fully set forth herein. The information in the Schedules constitutes (i) exceptions to particular representations, warranties, covenants and obligations of Seller and the Members as set forth in this Agreement or (ii) descriptions or lists of assets and liabilities and other items referred to in this Agreement. If there is any inconsistency between the statements in this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules with respect to a specifically identified representation or warranty), the statements in this Agreement will control.

11.10 No Third Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement shall not benefit or create any right, remedy or cause of action in or on behalf of any Person other than the parties hereto and their respective permitted successors and assigns.

11.11 Legal Representation of the Parties. This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.

11.12 Interpretation. In this Agreement, unless a clear contrary intention appears: (a) the singular number includes the plural number and vice versa; (b) reference to any gender includes each other gender; (c) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (d) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof; and (e) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto.

11.13 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

11.14 Severability. If any provision of this Agreement is construed to be invalid, illegal or unenforceable, then the remaining provisions hereof shall not be affected thereby and shall be enforceable without regard thereto, and the parties agree that this Agreement shall be reformed to replace such unenforceable provisions with a valid and enforceable provision that comes as close as possible to expressing the intent of the unenforceable provision.

11.15 Set-off. If Purchaser has delivered a valid Direct Claim Notice or Third Party Claim Notice to Seller, and any such claims have not been fully resolved prior to the time scheduled for any payment owed to Seller pursuant to the terms of this Agreement, Purchaser shall have the right to withhold from the amount otherwise due to Seller the amount or estimated amount of Purchaser’s indemnifiable claim(s) as set forth in the Direct Claim Notice or Third Party Claim Notice; provided, however, in the event that Purchaser withholds any amounts pursuant to this Section 11.15, any amounts disputed by Seller must be deposited by Purchaser no later than ten (10) days after the receipt of Seller’s objections in an escrow account with a party mutually approved by Seller and Purchaser until any such dispute is finally resolved by mutual agreement of Seller and Purchaser or by order of a court of competent jurisdiction. For the avoidance of doubt, Purchaser shall continue to own all funds while held in the escrow account referred to above.

11.16 Press Releases. Purchaser shall be authorized to issue one or more press releases related to this Agreement or the transactions contemplated hereby, with the content thereof subject to the approval by Seller (such approval not to be unreasonably withheld or delayed). Neither Seller nor the Members shall issue any press release or other public disclosure related to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained herein shall prohibit any party from making any disclosure required by any applicable Law or court order or the applicable rules of any stock exchange.

11.17 No Waiver. No failure to exercise, delay in exercising or single or partial exercise of any right, power or remedy by any party, and no course of dealing between or among any of the parties, shall constitute a waiver of, or shall preclude any other or further exercise of, the same or any other right, power or remedy.

11.18 Knowledge. The parties agree that the meaning of the words (a) “to Seller’s Knowledge” or words of similar import in this Agreement, which are used to qualify a representation or warranty in this Agreement, shall in all cases be understood as comprising the actual knowledge of the Members, and (b) “to Purchaser’s Knowledge” or words of similar import in this Agreement, which are used to qualify a representation or warranty in this Agreement, shall in all cases be understood as comprising the actual knowledge of Clyde F. Wendel; provided, that for purposes of the definition of Seller’s Knowledge, actual knowledge shall be deemed to include knowledge of any information that would have been known to McKinney after a reasonable inquiry by McKinney of the officers, directors, managers and employees of Seller who should reasonably be expected to have knowledge about the subject matter of the representation or warranty at issue.

11.19 Person; Affiliates. The word “Person” as used in this Agreement, means any individual, sole proprietorship, joint venture, partnership, corporation, limited liability company, association, cooperative, trust, estate, governmental body, administrative agency, regulatory authority, or other entity of any nature whatsoever. The word “Affiliate” as used in this Agreement means: (a) any Person directly or indirectly controlling, controlled by or under common control with another Person; (b) a Person owning or controlling ten (10) percent or more of the outstanding voting securities of such other Person; (c) any officer, director, member, manager or partner of such Person; or (d) a Person who is an officer, director, member, manager or partner or holder of ten (10) percent or more of any of the voting interests of any Person described in clauses (a) through (c) of this sentence. For purposes of the foregoing definition, “control” (including “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

[Signature Pages Follow]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the date set forth above.

SCOUT INVESTMENT ADVISORS, INC.
By:
Name:
Title:
UMB FINANCIAL CORPORATION, solely with respect to Section 9.3
By:
Name:
Title:
REAMS ASSET MANAGEMENT COMPANY, LLC
By:
Name:
Title:
MME INVESTMENTS, LLC
By:
Name:
Title:

MARK M. EGAN

DAVID B. MCKINNEY
HILLTOP CAPITAL, LLC
By:
Name:
Title:

Signature Pages to Asset Purchase Agreement

THOMAS M. FINK

STEPHEN T. VINCENT

TODD C. THOMPSON

DEANNE B. OLSON

DANIEL P. SPURGEON

Signature Pages to Asset Purchase Agreement

EXHIBIT 1.9

Subsequent Payments

The parties agree that the Subsequent Payments shall be calculated and paid in accordance with this Exhibit 1.9 as set forth below.

(a) Definitions. For purposes of the Agreement and this Exhibit 1.9, the following terms shall have the following meanings ascribed to them below:

“Adjusted Pre-Bonus Pre-Tax Income” shall mean, with respect to any Subsequent Payment Period, the Pre-Bonus Pre-Tax Income, adjusted as follows (unless Pre-Bonus Pre-Tax Income already reflects such exclusions):

(i) Exclude any extraordinary gains included in the calculation of Pre-Bonus Pre-Tax Income, including from gains from the disposition of assets not in the ordinary course of business; and

(ii) Exclude any extraordinary losses taken in the calculation of Pre-Bonus Pre-Tax Income, including any losses from the disposition of assets not in the ordinary course of business.

“Adjusted Pre-Tax Income” shall mean, with respect to any Subsequent Payment Period, the Adjusted Pre-Bonus Pre-Tax Income, minus the Incentive Bonus Pool Amount.

“Allocated Purchaser Expenses” shall mean the following amounts expensed by the Purchaser (and not otherwise included in Expenses) in connection with efforts to generate Revenue or support the Reams Division; provided, however, that the parties agree in advance that the aggregate amount of Allocated Purchaser Expenses described in clauses (ii) through (vi) below that may be expensed in any one Subsequent Payment Period shall, notwithstanding the actual amounts thereof, be deemed to equal the Aggregate Cost Savings (as defined below) for such Subsequent Payment Period plus the Allocated Purchaser Expenses Cap (as defined below):

(i) Any organizational, set-up, registration or offering costs (including, without limitation any legal or regulatory costs, but excluding any acquisition or similar costs paid to third parties) relating to any registered investment company or series thereof which is formed after the Closing Date (other than any investment company or series thereof into which the Frontegra Funds may be reorganized or merged) and advised by the Reams Division; provided, however, that such costs shall be amortized over three consecutive years from the date of formation and in no event shall more than one third of such costs be expensed in any one Subsequent Payment Period;

(ii) Twenty-five percent (25%) of the fixed salary and travel and entertainment costs of Purchaser’s sales team for asset management services (i.e., for funds and

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separately managed accounts), which for purposes hereof shall include Transferred Employee Mike Hoover (whose fixed salary and travel and entertainment costs shall not otherwise be included as an expense);

(iii) Marketing costs (comprised of quarterly fund fact sheets, public relations support, sales presentations encompassing quarterly designing of presentation graphics and printing/fulfillment of 500 presentations annually, and pass-through mailer) incurred to develop and prepare collateral and other materials to support the Business;

(iv) Not more than 10% to 25% of the annual salary costs of Purchaser’s senior leadership (CEO, CFO, CCO);

(v) Insurance, tax/audit and ADP/payroll services incurred by Purchaser in connection with the Reams Division;

(vi) Fifty percent (50%) of the compensation expense attributable to the management information services full-time employee who is shared with other divisions of Purchaser; and

(vii) Variable commissions expense of Purchaser’s sales team (i.e., for funds and separately managed accounts managed by the Reams Division) which for purposes hereof shall include Transferred Employee Mike Hoover.

“Allocated Purchaser Expenses Cap” shall be $250,000, reduced by the amount of any Expenses incurred by or on behalf of the Reams Division for services rendered to any Currently Existing Account (as defined below) during the applicable Subsequent Payment Period.

“Expenses” shall mean amounts expensed for the direct costs incurred by or on behalf of the Reams Division (including, without limitation, salaries, wages and other compensation for present or future employees, insurance, utilities, rent, depreciation and amortization expense, GIPS compliance and audit costs, and research costs such as that of Bloomberg, etc.), plus the Allocated Purchaser Expenses. For avoidance of doubt, the following amounts shall not constitute Expenses or Allocated Purchaser Expenses:

(i) Any interest which has been expensed and which has been paid or accrued on indebtedness incurred to acquire all or part of the ownership interests or assets of any business, or to engage in any transaction not in the ordinary course of business;

(ii) Other than as expressly provided in the definition of Allocated Purchaser Expenses above, any overhead attributable to the general operation of Purchaser and which is not related to the services provided by Reams Division;

(iii) Any amortization, except for amortization of software used in the Reams Division business or of similar intangibles acquired for use by the Reams Division in the ordinary course of business;

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(iv) Any charges against income which have resulted from changes in accounting practices not required by GAAP or International Financial Reporting Standards;

(v) Any expenses incurred or realized to adjust the fair market value of the Subsequent Payment liability related to the transactions contemplated by this Agreement;

(vi) Any legal, accounting and other professional fees, insurance premiums, amortization, depreciation (solely to the extent attributable to an increase in the tax basis of the assets purchased) and other costs and expenses of any type which have arisen out of or relate to the transactions contemplated by the Agreement;

(vii) Any indemnity Losses paid or payable by Purchaser to any Seller Indemnified Party; and

(viii) Any Losses which have been incurred by Purchaser and which are otherwise Expenses or Allocated Purchaser Expenses and for which payments have been made by Seller to any Purchaser Indemnified Party to indemnify such Purchaser Indemnified Party for such Losses.

“Aggregate Cost Savings” shall mean, with respect to each Subsequent Payment Period, the aggregate cost savings in the Expense categories set forth below realized by the Reams Division as a result of cost synergies after the Closing, as compared to the baseline amounts set forth opposite such categories (which reflect Seller’s pre-Closing costs on an approximate basis), expressed as a positive number; provided, however, that the parties agree that in making such comparison, the baseline amounts shall be normalized for changes in employees and other appropriate factors after Closing (e.g., changes in the number of employees using Bloomberg terminals or increased costs in the ordinary course of Business for research services, etc.), such that comparable comparisons for measuring cost synergies can be made.

Category	Baseline Amount
Bloomberg	$500,000
Moody’s	$94,000
Credit Sights (S&P)	$50,000
Insurance – Company	$160,000
Ashland (GIPS)	$45,000
Tax & Accounting Audit	$27,000
ADP (Payroll Services)	$11,000
Mike Hoover (Salary, Benefits and T&E costs)	$250,000

“Incentive Bonus Pool Amount” shall mean, with respect to each Subsequent Payment Period, an amount equal to twenty-five percent (25%) of Adjusted Pre-Bonus Pre-Tax Income.

“Pre-Bonus Pre-Tax Income” shall mean the Revenue less the Expenses, but calculated before deduction of (i) any amounts payable on account of any Taxes based on or measured by income, all as determined in accordance with GAAP, and (ii) the Incentive Bonus Pool Amount.

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“Reams Division” shall have the meaning set forth on Schedule 5.4.

“Revenue” shall mean the revenue of Purchaser generated from the accounts directly advised or sub-advised by the Reams Division, excluding the following amounts:

(i) Revenue from Purchaser’s services rendered to any series of Scout Funds which is in existence as of the Closing Date (“Currently Existing Fund”);

(ii) Revenue from Purchaser’s services rendered to any separately managed accounts which were already advised by Purchaser as of the Closing Date, or to any other customers who as of the Closing Date were invested in fixed income products of Purchaser (a “Currently Existing Account”);

(iii) Revenue from advisory or sub-advisory services rendered to the Frontegra Core Fund or the Frontegra Core Plus Fund (or any successor funds), to the extent in excess of the revenue that would have been payable to Seller with respect to the sub-advisory services provided to such funds using the fee schedules in effect as of the date of this Agreement; and

(iv) If after the Closing Date, either the Frontegra Core Fund or the Frontegra Core Plus Fund is combined with a Currently Existing Fund, any Revenue attributable to the management of the amount of net assets within the Currently Existing Fund at the time of such combination.

(b) Calculation of Subsequent Payment. (i) Not later than sixty (60) days following the end of each Subsequent Payment Period, Purchaser shall prepare and deliver to Seller (A) an unaudited income statement of the Business for such period prepared in accordance with GAAP, and (B) a statement setting forth Purchaser’s calculation of Adjusted Pre-Tax Income for such period.

(ii) Not later than thirty (30) days after delivery of the items to Seller set forth in Subparagraph (b)(i) above, Seller shall present any objections that Seller may have to any of the matters set forth therein, which objections shall be set forth in writing and in reasonable detail, and Seller shall present its own calculation of Adjusted Pre-Tax Income for the Subsequent Payment Period in question. Following the delivery to Purchaser of any objections, Purchaser and Seller shall meet to discuss the objections raised by Seller with a view toward resolving such objections. If Seller does not deliver any written objections to Purchaser within such 30-day period, Seller shall be deemed to have accepted Purchaser’s calculation of Adjusted Pre-Tax Income for such Subsequent Payment Period and irrevocably waived any right to object thereto.

(iii) If Seller delivers such written objections and all such objections are not resolved by Purchaser and Seller within thirty (30) calendar days after delivery to Purchaser of such objections, then such dispute shall be submitted to the Independent Accountant for resolution. The Independent Accountant shall be instructed to deliver a decision within thirty (30) calendar days after the submission of such matters to the Independent Accountant, and to only render a decision with respect to the matters submitted for resolution. The Independent Accountant shall be instructed that its decision shall be in writing and shall include (A) a

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statement describing in reasonable detail the decision of the Independent Accountant with respect to each item in dispute submitted to the Independent Accountant, and (B) the Independent Accountant’s computation of Adjusted Pre-Tax Income for the Subsequent Payment Period in question, it being understood that the amount of such Adjusted Pre-Tax Income shall not be (x) less than the amount set forth in the statement delivered by Purchaser pursuant to Paragraph (b)(i), nor (y) more than the amount set forth in Seller’s written objections delivered to Purchaser pursuant to Paragraph (b)(ii). The decision of the Independent Accountant shall be final and binding and conclusive upon Purchaser and Seller for all purposes under this Agreement, absent manifest error. The fees and expenses of the Independent Accountant shall be shared equally by Purchaser on the one hand, and Seller on the other hand.

(iv) Within ten (10) business days after the final determination of Adjusted Pre-Tax Income for a given Subsequent Payment Period has been made, Purchaser shall pay to Seller a Subsequent Payment equal to the product of (A) the finally determined Adjusted Pre-Tax Income for such Subsequent Payment Period, (B) the Applicable Percentage (as determined below) for such Subsequent Payment Period, and (C) the number ten (10).

(v) For purposes of this Agreement, the “Applicable Percentage” shall be determined as follows:

(A) For the first Subsequent Payment Period, the Applicable Percentage shall be Six Percent (6%).

(B) For the second Subsequent Payment Period, the Applicable Percentage shall be Seven Percent (7%).

(C) For the third Subsequent Payment Period, the Applicable Percentage shall be Eight Percent (8%).

(D) For the fourth Subsequent Payment Period, the Applicable Percentage shall be Nine Percent (9%).

(E) For the fifth Subsequent Payment Period, the Applicable Percentage shall be Ten Percent (10%).

Notwithstanding the foregoing, in the event that the Retention Percentage (as determined pursuant to Section 1.8 of the Agreement) is less than Eighty-Five Percent (85%), then the Applicable Percentages set forth above shall be reduced by the Discount Percentage (as defined below) in the following sequential manner:

(I) First, the Applicable Percentage for the first Subsequent Payment Period shall be subtracted by up to four percent (4%), and then

(II) Second, the Applicable Percentage for the second Subsequent Payment Period shall be subtracted by up to five percent (5%), and then

(III) Third, the Applicable Percentage for the third Subsequent Payment Period shall be subtracted by up to six percent (6%), and then

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(IV) Fourth, the Applicable Percentage for the fourth Subsequent Payment Period shall be subtracted by up to seven percent (7%), and then

(V) Fifth, the Applicable Percentage for the fifth Subsequent Payment Period shall be subtracted by up to eight percent (8%), until the sum of the subtractions set forth in subparagraphs (I) through (V) equal the Discount Percentage. For the avoidance of doubt, in no event shall the Applicable Percentage for any Subsequent Payment Period ever be less than two percent (2%).

By way of example, if the Discount Percentage (as determined below) were to equal twenty percent (20%), then: the Applicable Percentage for the first Subsequent Payment Period would be subtracted by four percent (4%) (resulting in an Applicable Percentage for the first Subsequent Payment Period of two percent (2%)), and then the Applicable Percentage for the second Subsequent Payment Period would be subtracted by five percent (5%) (resulting in an Applicable Percentage for the second Subsequent Payment Period of two percent (2%)), and then the Applicable Percentage Period for the third Subsequent Payment Period would be subtracted by six percent (6%) (resulting in an Applicable Percentage for the third Subsequent Payment Period of two percent (2%)), and then the Applicable Percentage for the fourth Subsequent Payment Period would be subtracted by five percent (5%) (resulting in an Applicable Percentage for the fourth Subsequent Payment Period of four percent (4%)). In such example, the aggregate subtractions of 4% + 5% + 6% + 5% would equal the Discount Percentage of twenty percent (20%). For purposes of this Agreement, “Discount Percentage” shall mean the difference by which the Retention Percentage is less than Eighty-Five Percent (85%), multiplied by two (2), but in no event shall the Discount Percentage be more than thirty percent (30%).

(c) Limitation. Notwithstanding any language to the contrary contained herein, in the event that the Retention Percentage is less than Sixty Percent (60%), Seller shall not be entitled to receive any Subsequent Payment for any Subsequent Payment Period unless the finally determined Adjusted Pre-Tax Income for such Subsequent Payment Period is equal to or greater than Four Million Two Hundred Thousand Dollars ($4,200,000).

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BILL OF SALE, ASSIGNMENT AND ASSUMPTION AGREEMENT

This BILL OF SALE, ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”) is made as of this              day of                     , 2010 by and between SCOUT INVESTMENT ADVISORS, INC., a Missouri corporation (“Purchaser”), and REAMS ASSET MANAGEMENT COMPANY, LLC, an Indiana limited liability company (“Seller”).

RECITALS:

WHEREAS, Purchaser, Seller and certain other parties have entered into an Asset Purchase Agreement (the “APA”) dated as of                     , 2010, whereby Purchaser agreed, subject to the terms thereof, to acquire substantially all of the assets of the Business of Seller.

WHEREAS, pursuant to the terms of the APA, Seller is executing and delivering this Agreement for the purpose of selling, conveying, transferring, assigning and delivering to and vesting in Purchaser all of Seller’s right, title and interest in and to the Purchased Assets and Purchaser is executing and delivering this Agreement in order to evidence Purchaser’s assumption of the Assumed Liabilities.

WHEREAS, this Agreement is made, executed and delivered pursuant to and in accordance with the APA, the terms of which shall not be merged hereinto but shall survive the execution hereof as and to the extent provided therein.

NOW, THEREFORE, in consideration of the premises and the covenants set forth herein and in the APA and for good and valid consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings ascribed to such terms in the APA. In the event of a conflict between this Agreement and the APA, the terms of the APA shall take precedence and control.

2. Seller hereby sells, assigns, transfers, conveys and delivers to Purchaser all of Seller’s right, title and interest, legal and equitable, in and to the Purchased Assets, subject to the terms and conditions of the APA, including, without limitation, Section 1.1 of the APA.

3. Seller hereby constitutes and appoints Purchaser, its successors and assigns the true and lawful attorney of Seller, with full power of substitution in the name and stead of Seller on behalf and for the benefit of Purchaser, its successors and assigns to demand and receive any and all of the Purchased Assets, to give receipts and releases for and in respect of the same, or any part thereof, and to do all acts and things in relation to the Purchased Assets which Purchaser, its successors and assigns shall deem desirable; Seller hereby declaring that the foregoing powers are coupled with an interest and are and shall be irrevocable by Seller.

4. Seller from time to time after the Closing at the reasonable request of Purchaser and without further consideration shall execute and deliver further instruments of transfer and assignment and take such other action as Purchaser may reasonably require to more effectively transfer and assign to, and vest in, Purchaser each of the Purchased Assets.

5. Purchaser hereby accepts the foregoing sale, transfer and assignment of all of Seller’s right, title and interest in and to the Purchased Assets. Seller hereby assigns, transfers and delivers to Purchaser, and Purchaser hereby assumes and agrees to pay, discharge and perform the Assumed Liabilities in accordance with the APA. The assumption by Purchaser of the Assumed Liabilities shall not be construed, as between Purchaser on the one hand and the obligees of such Assumed Liabilities on the other hand, to defeat, impair or limit in any way any rights or remedies of Purchaser to contest or dispute the validity or amount thereof.

6. Purchaser hereby covenants with Seller, its successors and assigns that from time to time and at the reasonable request of Seller, its successors and assigns and without further consideration, Purchaser will do, execute, acknowledge and deliver or will cause to be done, executed, acknowledged and delivered any and all such further acts and instruments of assumption as may reasonably be required for the effective assumption by the Purchaser of the Assumed Liabilities.

7. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, no party hereto may assign or transfer any or all of its rights or obligations under this Agreement without the prior written consent of the other party.

8. This Agreement shall be construed and enforced in accordance with the laws of the State of Missouri (other than the choice of law principles thereof). The parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the state and federal courts of the State of Missouri in connection with any action arising out of or relating to this Agreement, and irrevocably and unconditionally waive the defense of an inconvenient forum. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT.

9. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

10. This Agreement, together with the APA and the other Ancillary Documents, reflects the entire agreement of the parties with respect to the subject matter hereof.

[signatures follow]

IN WITNESS WHEREOF, the undersigned have duly executed this Bill of Sale, Assignment and Assumption Agreement on the day and year first above written.

SCOUT INVESTMENT ADVISORS, INC.

By:
Name:
Title:

REAMS ASSET MANAGEMENT COMPANY, LLC

By:
Name:
Title:

EMPLOYMENT, NON-COMPETITION AND NON-SOLICITATION AGREEMENT

This Employment, Non-Competition and Non-Solicitation Agreement (this “Agreement”) dated as of                     , 2010, is entered into by and among Scout Investment Advisors, Inc., a Missouri corporation (the “Company”),                     , an individual (“Employee”), and solely with respect to Paragraph 30 of this Agreement, UMB Financial Corporation, a Missouri corporation (“Parent”).

WHEREAS, the execution and delivery of this Agreement is a condition precedent to closing (the “Closing”) under that certain Asset Purchase Agreement (the “Purchase Agreement”) dated as of                     , 2010 by and among the Company, Reams Asset Management Company, LLC, an Indiana limited liability company (“Reams LLC”), and certain other parties thereto; and

WHEREAS, the parties hereto desire that Employee be employed by the Company upon the terms and conditions provided for herein.

NOW, THEREFORE, in consideration of the premises and the mutual promises and conditions contained herein, and intending to be legally bound hereby, the parties agree as follows:

1. Employment. Upon the terms and conditions of this Agreement, effective as of the Closing and thereafter during the Term (as defined in Paragraph 12 below), the Company agrees to employ Employee and Employee agrees to be employed by the Company in the position(s) set forth on the Key Employment Terms Schedule which is attached hereto as Exhibit A and incorporated herein by reference (“Key Employment Terms Schedule”).

2. Compensation. The Company will pay Employee an annual base salary in an amount not less than the amount set forth on the Key Employment Terms Schedule, as such amount may be increased (but not decreased) from time to time. Employee shall be considered for a reasonable increase in annual base salary in the normal course of business at the time that all employees of the Reams Division (as defined in the Purchase Agreement) of the Company are so considered. The annual base salary will accrue and be payable in arrears in accordance with the Company’s general payroll practices. All payments made and benefits provided by the Company to Employee under this Agreement are subject to any applicable withholding and other applicable taxes.

3. Employee Benefits; Expenses; Incentive Bonus Plan.

(a) Employee will be eligible for additional benefits, if any, by way of health insurance, life insurance, 401(k) plan and vacations normally provided to employees of the Company generally, pursuant to the terms of those plans, programs and policies of the Company in effect during Employee’s employment by the Company, and such additional benefits as may be from time to time agreed upon in writing between Employee and the Company. The Company will reimburse Employee for all ordinary and necessary out-of-pocket expenses incurred and paid by Employee in the course of the performance of Employee’s duties pursuant to this Agreement that conform to the Company’s policies (or amended policies) with respect to travel, entertainment and other business expenses, and subject to the Company’s procedures regarding approval and reporting of those expenses.

(b) During the Term, Employee shall be eligible to participate in the Scout Investment Advisors, Inc. (Reams) Incentive Bonus Plan (the “Incentive Bonus Plan”), a copy of which is attached hereto as Exhibit B and incorporated herein by reference. Notwithstanding any language to the contrary contained herein, Employee shall not be eligible to participate in any other incentive bonus plan of the Company, Parent or their respective affiliates, including, without limitation, the UMB Long-Term Incentive Compensation Plan or the UMB Short-Term Incentive Plan.

4. Duties. Throughout the Term, Employee shall have duties, authority, responsibilities and reporting relationship(s) no less favorable to Employee than those set forth on the Key Employment Terms Schedule. So long as Employee is employed under this Agreement, Employee will (i) devote all of Employee’s business time to perform such duties set forth on the Key Employment Terms Schedule, (ii) perform Employee’s responsibilities in a manner satisfactory to and subject to the direction and control of the person to whom Employee is reporting as set forth on the Key Employment Terms Schedule, (iii) comply with all lawful rules, orders, regulations, policies and practices, including, without limitation, all codes of ethics and codes of conduct and policies of UMB Financial Corporation, the Company, or any of their respective affiliates, as are applicable to Employee and similarly situated employees (collectively, the “Policies and Procedures”), and (iv) truthfully and accurately maintain and preserve the Company’s records consistent with the Company’s practices and procedures (as they may be reasonably updated or amended) and make all reports reasonably required by the Company. Notwithstanding the foregoing, Employee may manage his personal investments, act or continue to act as a member of civic, charitable or corporate boards set forth on Exhibit C, act as a manager or member of Reams LLC, in each case to the extent such activities do not violate Employee’s other obligations under this Agreement, the Policies and Procedures, the Purchase Agreement, or raise conflicts of interest. During the Term, the Company shall use commercially reasonable efforts to avoid the relocation of Employee from his present job location set forth on the Key Employment Terms Schedule, without the prior approval of Reams Senior Management (as such term is defined in the Purchase Agreement).

5. Clients and Business of the Company.

(a) Employee agrees that any and all presently existing investment advisory businesses of the Company and its affiliates, and all businesses developed by the Company and its affiliates (including by Employee or any other employee or agent of the Company or its affiliates), including, without limitation, all investment methodologies, all investment advisory contracts, fees and fee schedules, commissions, records, data, client lists, agreements, trade secrets, and any other incident of any business developed by the Company or its affiliates or handled or carried on by Employee for the Company or its affiliates, and all trade names, service marks and logos under which the Company or its affiliates do business, and any combinations or variations thereof and all related logos, are and shall be the exclusive property of the Company or such affiliate, as applicable, for its or their sole use. In addition, Employee acknowledges and agrees that the investment performance of the accounts managed by the Company is attributable to the efforts of the team of professionals at the Company and not to the efforts of any single individual, and that therefore, the performance records of the accounts managed by the Company are and shall be the exclusive property of the Company and not of the team or of any single professional.

(b) Employee agrees that all clients for whom Employee or others at the Company perform services while at the Company shall be considered clients of the Company, and shall not be

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considered clients of Employee. All prospective clients with whom Employee has business dealings during Employee’s employment with the Company shall be considered prospective clients of the Company, and shall not be considered prospective clients of Employee.

6. Disclosure and Assignment of Intellectual Property.

(a) All patents, trademarks, service marks, copyrights, trade secrets and other intellectual property rights (“Intellectual Property”) relating in any way to the business of the Company or its affiliates that Employee (either alone or in conjunction with others) conceived, made, obtained or developed during the term of Employee’s employment with the Company or conceive, make or obtain during the term of Employee’s employment (whether during or outside of working hours) with the Company (collectively, “the Company IP”) is the sole and exclusive property of the Company and shall be considered a “work made for hire.” The Company IP belongs to the Company whether or not patent, trademark, copyright and/or other intellectual property right applications are or can be filed thereon. Notwithstanding the foregoing, to the extent that the Company IP does not constitute a work made for hire under applicable law, Employee hereby assigns and transfers to the Company all right, title and interest in and to the Company IP, including, without limitation, any and all copyright, trademark, service mark, patent or other intellectual property rights and goodwill inherent therein or related thereto.

(b) Employee will make full and prompt disclosure to the Company of all Intellectual Property and Company IP, and at the Company’s request and expense (but without additional compensation to Employee), will at any time and from time to time during and after Employee’s employment with the Company execute and deliver to the Company such applications, assignments and other papers and take such other actions (including, but not limited to, testifying in any legal proceedings) as the Company, in its sole discretion, considers necessary to vest, perfect, defend or maintain the Company’s rights in and to the Company IP. Employee has attached to this Agreement a complete list of Intellectual Property, if any, conceived, made, obtained or developed by Employee (either alone or in conjunction with others) on or prior to the date hereof, and to the extent that such Intellectual Property does not also constitute the Company IP, such Intellectual Property is excluded from the undertakings in this Agreement.

7. Covenant Not to Disclose Confidential Information.

(a) The Company, in the course of performing its business activities, (i) acquires and develops trade secrets and confidential and proprietary information which is not generally known in the industry, and (ii) acquires trade secrets and confidential and proprietary information of or about the Company’s affiliates, customers, vendors, business partners, licensors, suppliers and other companies, persons or entities with which the Company maintains or has maintained a business relationship (hereinafter collectively, “the Company Business Relationships”).

(b) Employee recognizes that the knowledge and information acquired by Employee concerning the following information of the Company and of the Company Business Relationships: corporate information, including, but not limited to, business plans and methods, trade secrets, products, services, financial affairs, formulae, technology, know-how, contracts, pricing lists, costs, policies, sales methods, financial information, profits, expenses, operations, operating methods and procedures, blueprints, drawings, processes, statistics, suppliers, marketing data, strategic information,

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sales and plans for future developments, methods, reports, plans, strategies and efforts, customers, customer lists, customer requirements and information, prospective customers, customer files, proposals and communications with customers and prospective customers, fees, information regarding meeting attendees, employee lists and information, financial and other record systems, records, applications, computers, computer programs, system documentation, hardware, software and information contained therein, marketing and expansion plans, technologies, development, projects, forms and other trade secrets, inventions designs, know-how, any facts concerning the systems, methods, procedures or plans developed or used by the Company or the Company Business Relationships or other private, confidential or proprietary information of or about the Company or the Company Business Relationships which is not already available to the public (collectively, “Confidential Information”) are valuable, special and unique aspects of the business of the Company and the Company Business Relationships. Employee recognizes that such Confidential Information would not be provided to Employee by the Company in the absence of this signed Agreement because of the risks that valuable Confidential Information might otherwise be divulged and thereby damage the Company’s competitive position in the marketplace, damage the Company’s relationship with the Company Business Relationships, or otherwise cause damage to the Company Business Relationships.

(c) Employee agrees that Employee will not, during or after Employee’s employment or other affiliation with the Company, (i) disclose, in whole or in part, any Confidential Information to any person, firm, corporation, association or other entity for any reason or purpose whatsoever unless authorized in writing to do so by the Company, or (ii) use any Confidential Information for Employee’s own purpose or for the benefit of any person, firm, corporation, association or other entity other than the Company, except in the proper performance of Employee’s duties as instructed by the Company. Upon the cessation of Employee’s employment with the Company, the restrictions set forth in this paragraph will not apply to Confidential Information which is then in the public domain (unless Employee is responsible, directly or indirectly, for such Confidential Information entering the public domain without the Company’s consent).

(d) If Employee is requested, pursuant to, or required by applicable law or regulation, or by legal process, to disclose any Confidential Information or Company Intellectual Property, Employee will use Employee’s best efforts to promptly notify the Company of this request and enable the Company or any subsidiary, parent or affiliate of the Company to seek an appropriate protective order at the Company’s sole cost and expense. If a protective order or other protective remedy is not obtained, Employee may furnish only that portion of the Confidential Information or Company Intellectual Property that is legally required, in the opinion of Employee’s counsel, and will exercise Employee’s best efforts to obtain reliable assurances that confidential treatment will be accorded the Confidential Information or Company Intellectual Property; provided, however, that the Company shall bear the cost and expense of obtaining such confidential treatment.

8. Non-Disparagement. So long as Employee is an employee of the Company and thereafter (including after the termination of Employee’s employment), Employee will not make any disparaging comment in any format, whether written, electronic or oral, to any client, customer, account, supplier, service provider, agency, employee or the media regarding the Company (or any subsidiary, parent or affiliate of the Company) or otherwise relating to the business of the Company (or any subsidiary or affiliate of the Company). Similarly, the Company will not, and will cause its subsidiaries, parents and affiliates to not, make any disparaging comment in any format, written, electronic or oral, to any client, customer, account, supplier, service provider, agency, employee or the media regarding Employee. Nothing in this paragraph 8 shall preclude truthful statements made pursuant to subpoena or as otherwise required by law.

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9. Covenant Not to Compete. Employee agrees that during the Term and (except as otherwise set forth herein) for a period of twenty-four (24) months thereafter (hereinafter, “the Non-Competition Period”), Employee shall not, directly or indirectly render services to, become affiliated with or employed by, own, or have a financial or other interest in (either as an individual, partner, joint venturer, owner, manager, stockholder, employee, partner, officer, director, independent contractor, or other such role) any business which is engaged in Investment Management Services (as defined in Paragraph 11) (except nothing herein shall prohibit Employee from owning less than 5% of the outstanding shares in a publicly traded corporation).

10. Non-Solicitation. Except in the performance of his duties hereunder on behalf of the Company, Employee agrees that during the Term and (except as otherwise set forth herein) for a period of twenty-four (24) months thereafter (hereinafter, “the Non-Solicitation Period”), Employee shall not, directly or indirectly:

(a) become employed by or affiliated with any Past Client, Present Client or Prospective Client of the Company or its affiliate (as the terms are defined in paragraph 11 or 32) in a role which provides Investment Management Services (as defined in paragraph 11);

(b) provide Investment Management Services to any person or entity that is a Past Client, Present Client or Prospective Client of the Company or its affiliates;

(c) solicit or induce any person or entity with the effect or for the purpose (which need not be the sole or primary effect or purpose) of: (i) causing any funds with respect to which the Company or its affiliates provides Investment Management Services to be withdrawn from such management, (ii) causing any Present Client or Prospective Client of the Company to refrain from engaging the Company or any of its affiliates to provide Investment Management Services for any funds or any additional funds, or (iii) causing any Present Client to terminate or diminish its relationship involving Investment Management Services with the Company or its affiliates;

(d) on behalf of Employee, or on behalf of a competitive Investment Management Services business, contact, solicit, canvas, provide services to, contract with, or accept Investment Management Services business from any entity or individual which (i) is a Past Client, Present Client or Prospective Client, or (ii) as of the date of such cessation of Employee’s employment, has received an outstanding proposal or offer from the Company, or its affiliates; or

(e) (i) induce, offer, assist, solicit, encourage or suggest, in any manner whatsoever, (1) that Employee or another business or enterprise offer employment to or enter into a business affiliation with any employee, agent or representative of the Company or its affiliates, or (2) that any employee, agent or representative of the Company or its affiliates terminate his or her employment or business affiliation with the Company or its affiliates; or (ii) hire, employ or contract with any employee, agent or representative of the Company or its affiliates.

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11. Definitions.

(a) “Investment Management Services” shall mean any services which involve (i) the management of an investment account or fund (or portions thereof or a group of investment accounts or funds), or (ii) the giving of advice with respect to the investment and/or reinvestment of assets or funds (or any group of assets or funds).

(b) “Past Client” shall mean at any particular time, any person or entity who at any point within two years prior to such time (i) had been a client of the Company or its affiliates receiving Investment Management Services, (ii) had been an advisee or investment advisory customer of, or recipient of Investment Management Services from, the Company or its affiliates or (iii) had been an intermediary with respect to Investment Management Services between the Company or its affiliates and any such person or entity but at such time is not an advisee or investment advisory customer or client of, or recipient of Investment Management Services from, the Company or its affiliates or an intermediary with respect to Investment Management Services between the Company or its affiliates and any such person or entity.

(c) “Present Client” shall mean, at any particular time, any person or entity which is at such time (i) a current client of the Company or its affiliates with respect to Investment Management Services, (ii) an advisee or investment advisory customer of, or recipient of Investment Management Services from, the Company or its affiliates or (ii) an intermediary with respect to Investment Management Services between the Company or its affiliates and any such person or entity.

(d) “Prospective Client” shall mean, at any particular time, any person or entity to whom the Company or its affiliates, through any of their officers, employees, agents or consultants (or persons acting in any similar capacity), has, within twelve (12) months prior to such time, offered (by means of a personal meeting, telephone call, letter, written proposal or otherwise) (i) to provide Investment Management Services, (ii) to serve as investment adviser or otherwise provide Investment Management Services including, without limitation, any intermediaries between the Company or its affiliates and any such person or entity, but who is not at such time an advisee or investment advisory customer of, or recipient of, Investment Management Services from the Company or its affiliates or an intermediary with respect to Investment Management Services between the Company or its affiliates and any such person or entity. The preceding sentence is meant to exclude blanket mailings and advertising, if any, through mass media in which the offer, if any, is available to the general public, such as magazines, newspapers or sponsorships of public events, in each case to the extent such efforts do not result in a request by the recipient for further information or a presentation.

12. Termination.

(a) Subject to Paragraphs 12(b) and 12(c) of this Agreement relating to the termination of Employee’s employment, and Paragraph 31 relating to an extension of this Agreement, the term of Employee’s employment under this Agreement (the “Term”) will be five years from the Closing.

(b) Notwithstanding Paragraph 12(a) of this Agreement, Employee’s employment by the Company and the Term will terminate immediately upon the death or disability of Employee. For purposes of this Agreement, Employee will be deemed to be disabled when Employee has become unable, by reason of physical or mental disability, to satisfactorily perform Employee’s essential job duties and there is no reasonable accommodation that can be provided to enable Employee to be a qualified individual with a disability under applicable law. Such matters will be determined by, or to the reasonable satisfaction of, the board of directors of the Company.

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(c) Notwithstanding Paragraph 12(a) of this Agreement, the Company may terminate Employee's employment and the Term at any time for Cause or without Cause, and Employee may terminate his employment and the Term at any time with or without Good Reason. “Cause” means (i) Employee has failed to perform his obligations under this Agreement or to observe and abide by the Policies and Procedures; (ii) Employee has refused to comply with reasonable, specific and lawful directions of Employee's supervisor or other superior; (iii) Employee has engaged in acts or omissions or other misconduct against the Company, including, without limitation, breaches of fiduciary duty, malfeasance, intentional wrongdoing or dishonest or fraudulent acts, that materially injure the Company's business, reputation or operations; (iv) Employee has been convicted of, or has entered a plea of nolo contendere to, any crime involving the theft or willful destruction of money or other property, any crime involving moral turpitude or fraud, or any crime constituting a felony; or (v) Employee has engaged in the use of alcohol or drugs on the job, or has engaged in excessive absenteeism from the performance of Employee's duties as the Company's employee, other than for reasons of illness; provided, however, that no termination for Cause will be made for the reasons set forth in clauses (i) and (ii) above, unless (A) the Company has given Employee thirty (30) days’ written notice of the reason or circumstances providing a basis for the termination, (B) Employee has had an opportunity during such period to cure the reason or circumstance (if it is capable of being cured), and (C) the reason or circumstance remains uncured after such period, and provided further, that if such reason or circumstance remains uncured after such period but Employee has diligently attempted to cure such reason or circumstance during such period and has provided reasonable evidence that such reason or circumstance will be cured within a reasonable period following the expiration of such period, Employee will be deemed to have cured such reason or circumstance for purposes of this Paragraph 12(c).

(d) If (i) the Company terminates Employee's employment with the Company for Cause or Employee’s employment terminates as a result of death or disability or (ii) Employee terminates Employee's employment with the Company without Good Reason, the Company will pay or provide to Employee:

(A) such salary as Employee has earned up to the date of Employee's termination (“Earned Salary”); and

(B) the other benefits and other amounts due Employee under Paragraph 3(a) of this Agreement or as otherwise required by applicable law, as Employee has earned up to the date of Employee's termination. Additionally, in the event that a payment has been awarded to Employee under the Incentive Bonus Plan, but prior to payment, Employee’s employment terminates as a result of death or disability, such payment shall nonetheless be made to Employee or his estate (as applicable). Employee shall not otherwise be entitled to any payments under the Incentive Bonus Plan in connection with any termination of his employment contemplated by this Paragraph 12(d).

(e) If, during the Term referred to in Paragraph 12(a), Employee terminates this Agreement for Good Reason, or the Company terminates Employee's employment with the Company without Cause, and Employee executes a written release of all claims against the Company with respect to Employee’s employment and this Agreement, in a form to be prepared by the Company, and

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Employee is not in violation of his obligations under this Agreement and/or the release agreement, then the Company will pay to Employee the amounts described below. “Good Reason” means that, without Employee’s written consent, one or more of the following events occurred after the date hereof: (i) the Company or Parent materially breaches this Agreement; or (ii) the Company assigns Employee duties that are not materially consistent with, and are materially adverse as compared to, the job duties described in the Key Employment Terms Schedule; provided, however, that no termination for Good Reason will be made for the reasons set forth above unless (A) Employee has given the Company and Parent thirty (30) days’ written notice of the reason or circumstances providing a basis for the termination, (B) the Company and/or Parent has had an opportunity during such period to cure the reason or circumstance (if it is capable of being cured), and (C) the reason or circumstance remains uncured after such period, and provided, further, that if such reason or circumstance remains uncured after such period but the Company and/or Parent has diligently attempted to cure such reason or circumstance during such period and has provided reasonable evidence that such reason or circumstance will be cured within a reasonable period following the expiration of such period, the Company and/or Parent will be deemed to have cured such reason or circumstance for purposes of this Paragraph 12(e).

Subject to the foregoing, if Employee’s employment is terminated without Cause, or if Employee quits for Good Reason during the Term, the Company shall pay to Employee:

(A) Employee’s Earned Salary; and

(B) an amount equal to Employee’s base salary as of the date of termination, on an ongoing basis, for an additional twelve (12) months following the date of termination; and

(C) an amount paid out of the Incentive Bonus Plan equal to (1) the Reference Bonus set forth on the Key Employment Terms Schedule if termination occurs before bonuses are determined under the Incentive Bonus Plan for the first plan year, or (2) if the date of termination is after such bonuses have been determined, an amount equal to the bonus earned by Employee under the Incentive Bonus Plan for the plan year immediately preceding the plan year during which such termination occurs; and

(D) such other benefits and other amounts due Employee under Paragraph 3(a) of this Agreement or as otherwise required by applicable law, as Employee has earned up to the date of Employee’s termination.

The base salary continuation described in (B) above shall be paid on the regular payroll dates during such period and the bonus amount described in (C) shall be paid in a single lump sum at the time such bonus would have been paid under the Incentive Bonus Plan if Employee’s employment had not terminated. For the avoidance of doubt, Employee shall not be entitled to any payments under the Incentive Bonus Plan in connection with any termination of his employment contemplated by this Paragraph 12(e) except as set forth in (C) above.

It is the intention of the parties that payments or benefits payable under this Agreement shall not be subject to the additional tax imposed pursuant to Section 409A of the Internal Revenue Code, and the provisions of this Agreement shall be construed and administered in accordance with such intent, including, where applicable, application of a six month delay in payment of any amounts

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determined to be deferred compensation applicable on termination of a specified employee under Section 409A. To the extent such potential payments or benefits could become subject to Internal Revenue Code Section 409A, the parties shall cooperate to amend this Agreement with the goal of giving Employee the economic benefits described herein in a manner that does not result in such tax being imposed. If the parties are unable to agree on a mutually acceptable amendment, the Company may, in such manner as it deems reasonably necessary, amend or modify this Agreement or delay the payment of any amounts hereunder to the minimum extent necessary to meet the requirements of Internal Revenue Code Section 409A while providing Employee with all benefits to which he is entitled under this Agreement.

13. Cooperation Regarding Litigation. During and after Employee’s employment, Employee shall cooperate fully with the Company in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company which relate to events or occurrences that transpired while Employee was employed by the Company. Employee’s full cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times. During and after Employee's employment, Employee also shall cooperate fully with the Company in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while Employee was employed by the Company. The Company will reimburse Employee for any reasonable out-of-pocket expenses (excluding attorneys’ fees unless otherwise agreed to by the Company and/or its insurance carrier if any).

14. The Company’s Documents and Other Information.

(a) Employee will not remove any records, documents or advertising, including client names and addresses or information from Employee’s work premises either in an original form or in duplicated or copied form, or transmit any facts contained in the records, except in the ordinary course of business for the Company.

(b) Upon the cessation of Employee’s employment with the Company or at any other time upon request of the Company, Employee shall deliver to the Company any and all property of the Company or its affiliates (including, but not limited to, keys and credit cards), documents (including, but not limited to, the Company information and documents stored on Employee’s computer, including any documents, files, reports or other information received or made by Employee in connection with Employee’s employment with the Company, regardless of whether or not such information is Company Confidential Information) and equipment (including, but not limited to, cell phones, PDAs and computer equipment).

15. Subsequent Affiliation or Employment and Enforcement.

(a) Advising the Company of New Affiliation or Employment. In the event of a cessation of Employee’s employment with the Company, and during the Non-Solicitation and Non-Competition Periods described above, Employee agrees to disclose to the Company the name and address of any new business affiliation or employer within thirty (30) days of Employee’s commencing such new relationship.

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(b) Employee's Ability to Earn Livelihood. Employee acknowledges that, in the event of a cessation of Employee's employment with the Company, for any reason and at any time, Employee will be able to earn a livelihood without violating the provisions of this Agreement. Employee's acknowledgment regarding Employee's ability to earn a livelihood without violating the provisions of this Agreement is a material condition of Employee's employment with the Company. Employee and the Company acknowledge that Employee's rights have been limited by this Agreement only to the extent reasonably necessary to protect the legitimate interests of the Company.

(c) Enforcement. Employee agrees that if Employee violates the covenants and agreements set forth above, the Company would suffer irreparable harm, and that such harm to the Company may be impossible to measure in monetary damages. Accordingly, in addition to any other remedies which the Company may have at law or in equity, the Company shall have the right to have all obligations, undertakings, agreements, covenants and other provisions of this Agreement specifically performed by Employee, and the Company shall have the right to obtain preliminary and permanent injunctive relief to secure specific performance, and to prevent a breach or contemplated breach of this Agreement, without the necessity of posting a bond. In the event the Company or Employee is required to enforce the terms of this Agreement through court proceedings, then the substantially prevailing party shall be entitled to reimbursement for reasonable legal fees, costs and expenses incident to such enforcement.

16. No Conflict. Employee represents and warrants to the Company that neither the execution nor delivery of this Agreement, nor the performance of Employee's obligations under this Agreement will conflict with, or result in a breach of, any term, condition, or provision of, or constitute a default under, any obligation, contract, agreement, covenant or instrument to which Employee is a party or under which Employee is bound, including, without limitation, the breach by Employee of a fiduciary duty to any former employers.

17. Harassment Policy. Employee acknowledges that Employee has been provided a copy of the Company's policy against discrimination and harassment in the workplace, which includes complaint reporting procedures. Employee will comply with this policy and will affirmatively support the Company's commitment to an equal opportunity work environment free from illegal harassment or discrimination. The Company will promptly provide Employee with all new or updated policies.

18. Waiver. Neither the failure nor delay of either party to exercise any right or remedy under this Agreement shall operate or be construed as a waiver of any such right or remedy or constitute an excuse for any subsequent breach of this Agreement.

19. Entire Agreement; Amendment. This Agreement and the Purchase Agreement represent the entire understanding and agreement between the parties with respect to the subject matter of this Agreement, and supersede all prior negotiations, agreements, discussions and proposals, both oral and written, between Employee and the Company with respect to the subject matter of this Agreement. For the avoidance of doubt, nothing in the preceding sentence shall limit or impair Employee’s obligation to comply with the Policies and Procedures. No default by any party under this Agreement shall automatically constitute a default under the Purchase Agreement, nor vice-versa. However, nothing herein shall limit or impair the obligations of Employee and the Company to comply with their respective obligations under the Purchase Agreement. This Agreement may not be amended or modified, and no waiver hereunder shall be valid or binding, unless set forth in writing, duly executed by the party against whom enforcement of the amendment, modification or waiver is sought.

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20. Potential Unenforceability of any Provision. If a final judicial determination is made that any provision of this Agreement is an unenforceable restriction against Employee, the provisions of this Agreement will be rendered void only to the extent that a judicial determination finds the provisions unenforceable, and the unenforceable provisions will automatically be reconstituted and become a part of this Agreement, effective as of the date of this Agreement, to the maximum extent in order to give effect to the parties' intent that is lawfully enforceable and to give effect to the parties' intent. A judicial determination that any provision of this Agreement is unenforceable will not render the entire Agreement unenforceable, but rather this Agreement will continue in full force and effect absent any unenforceable provision to the maximum extent permitted by law.

21. Headings. The headings contained in this Agreement are inserted for convenience of reference only, and shall not be deemed to be a part of this Agreement for any purposes, and shall not in any way define or affect the meaning, construction or scope of any of the provisions of this Agreement.

22. Governing Law. This Agreement shall be construed under and governed by the internal laws of the State of Missouri without regard to its conflict of laws provisions. The parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the state and federal courts of the State of Missouri in connection with any action arising out of or relating to this Agreement, and irrevocably and unconditionally waive the defense of an inconvenient forum. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT.

23. Notice. Any notice, request, demand, or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given (a) if personally delivered, upon receipt, (b) if sent via overnight delivery by a nationally recognized delivery service, upon the next business day, or (c) if sent by registered or certified mail, upon the sooner of the date on which receipt is acknowledged or the expiration of three days after deposit in United States post office facilities properly addressed with postage prepaid. All notices to a party shall be sent to the addresses set forth below or to such other address or person as such party may designate by notice to each other party hereunder:

If to the Company:

Scout Investment Advisors, Inc.
c/o UMB Financial Corporation
1010 Grand Blvd.
Kansas City, Missouri 64106
Attention: C. Warren Green

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with a mandatory copy to:
Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, Pennsylvania 19103
Attention: Michael P. O’Hare, Esq.
If to Employee:

with a mandatory copy to:
Vedder Price, P.C.
222 North LaSalle Street
Chicago, IL 60601
Attn: Renee M. Hardt

Any notice given hereunder may be given on behalf of any party by his counsel or other authorized representatives.

24. Assignment. This Agreement shall be binding and inure to the benefit of the parties hereto, and to the Company’s and Parent’s (a) successors or assigns, (b) entities with which the Company or Parent may merge or consolidate, (c) entities to which the Company or Parent may sell or transfer all or substantially all of its assets, (d) entities which by any corporate transaction or reorganization operate and control the Company’s or Parent’s business, or (e) to any other entities which operate as a successor to the Company or Parent by operation of law or otherwise. Since Employee's duties and covenants under this Agreement are personal, this Agreement shall not be assignable by Employee.

25. Indemnification and Insurance; Waiver of Certain Indemnification Rights.

(a) The Company shall afford Employee the protection of the Company’s D&O insurance policy and fiduciary liability insurance policy and indemnification rights under the Company’s and Parent’s articles of incorporation and by-laws, in each case to the same extent afforded to other officers and/or directors of the Company.

(b) Notwithstanding Paragraph 25(a) above, Employee agrees that, with respect to matters for which he is contractually liable to indemnify the Company pursuant to the Purchase Agreement, Employee hereby waives his right to seek indemnification, including but not limited to advancement of attorney fees, as an officer or director of the Company pursuant to the Company's or Parent’s Articles of Incorporation or Bylaws.

26. Survival of Obligations. All obligations of each of the Company, Parent and Employee that by their nature involve performance, in any particular, after the expiration or termination of the Term or this Agreement, or that cannot be ascertained to have been fully performed until after the expiration or termination of the Term or this Agreement, will survive the expiration or termination of the Term or this Agreement.

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27. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and constitute one and the same instrument. Faxed and/or electronic signatures are authorized.

28. Gender. Reference to any gender includes each other gender.

29. Acknowledgment. Employee acknowledges that he has carefully read and considered the provisions of this Agreement and has had an opportunity to consult with independent legal counsel of his choosing prior to executing this Agreement.

30. Guarantee of Parent. Parent guarantees the obligations of the Company to pay, provide or reimburse the Employee for all cash, benefits or other amounts to which the Company is obligated pursuant to the terms of this Agreement.

31. Extension.

(a) The Company shall have the option (the “Option”), in its sole discretion, which may be exercised upon written notice to Employee at least ninety (90) days prior to the fifth anniversary of the Closing, to extend the Term for a one year period through the sixth anniversary of the Closing (such one year period, the “Extension Term”). Except as provided in clause (i) below, the provisions of this Agreement shall continue to apply to Employee's employment with the Company during the Extension Term (if any).

(i) If Employee’s employment is terminated without Cause during the Extension Term, if Employee quits for Good Reason during the Extension Term, or if Employee remains employed as of the last day of the Extension Term, then the Non-Competition and Non-Solicitation Periods set forth in Sections 9 and 10 hereof shall end twelve (12) months after the date of Employee’s termination (as opposed to twenty-four (24) months). If Employee’s employment is terminated with Cause during the Extension Term, or if Employee quits without Good Reason during the Extension Term, then the Non-Competition and Non-Solicitation Periods set forth in Sections 9 and 10 hereof shall end on the seventh anniversary of the Closing (as opposed to twenty-four (24) months after the date of Employee’s termination).

(b) If Employee remains employed by the Company on the fifth anniversary of the Closing, but the Company declines to exercise the Option, then the Non-Competition and Non-Solicitation Periods set forth in Sections 9 and 10 hereof shall end twelve (12) months thereafter (as opposed to twenty-four (24) months).

(c) For the avoidance of doubt, the parties acknowledge and agree that nothing in this Agreement shall cause the terms of Schedule 5.4 of the Purchase Agreement to remain in effect following the fifth anniversary of the Closing. In addition, for the avoidance of doubt, the parties acknowledge and agree that Employee shall be entitled to receive an incentive bonus award under the Incentive Bonus Plan with respect to the Extension Term determined on the same basis as such bonus was previously determined, notwithstanding any provisions of the Incentive Bonus Plan relating to the termination of such plan after the fifth plan year.

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32. Definitions. The term “affiliate” as used in this Agreement shall have the same meaning as the term “Affiliate” set forth in the Purchase Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SCOUT INVESTMENT ADVISORS, INC.

By:
Name:
Title:

UMB FINANCIAL CORPORATION, solely
with respect to Paragraph 30

By:
Name:
Title:

[EMPLOYEE NAME]

Print Name:

Exhibit A to Employment Agreement

Key Employment Terms Schedule for [Insert Name]

Position:

Title. Your title(s) will be                                         .

Duties, Authority, Responsibility. [Describe duties, authority, etc.]. You may be assigned additional duties that are materially consistent with the preceding job duties.

Reporting Relationship. Reporting to [                    ].

Primary Office Location. [Brookfield, WI or Columbus, IN]

Compensation:

Base Salary. As of the Effective Date, annualized base salary of $            .

Reference Bonus. Your Reference Bonus amount is $            .

Exhibit B to Employment Agreement

Scout Investment Advisors, Inc.

(Reams) Incentive Bonus Plan

(See attached)

Exhibit C to Employment Agreement

Civic, Charitable or Corporate Boards

DOMAIN NAME TRANSFER AND ASSIGNMENT AGREEMENT

THIS AGREEMENT is dated as of             , 2010 (this “Agreement”), and is by and between Reams Asset Management Company, LLC (“Seller”), an Indiana limited liability company having an address of 227/231/235 Washington Street, Columbus, Indiana 47201, and Scout Investment Advisors, Inc. (“Purchaser”), a Missouri corporation having an address of 1010 Grand Blvd., Kansas City, Missouri 64106. Seller and Purchaser may be collectively referred to herein as the “Parties,” or individually as a “Party.”

WITNESSETH

WHEREAS, Purchaser, Seller and certain other parties have entered into an Asset Purchase Agreement (the “APA”) dated as of                     , 2010, whereby Purchaser agreed, subject to the terms thereof, to acquire substantially all of the assets of the business of Seller.

WHEREAS, Seller is the legal owner of the Internet domain names (the “Domain Names”) set forth on Schedule 1 attached hereto and incorporated herein by reference; and

WHEREAS, as contemplated by, and subject to the terms of, the APA, Purchaser wishes to purchase, and Seller wishes to sell to Purchaser, the Domain Names set forth on Schedule 1.

NOW, THEREFORE, in consideration of the mutual covenants and promises herein, along with other consideration, the receipt and sufficiency of which are hereby acknowledged to be adequate, the Parties hereto agree as follows:

1. Purchase and Assignment. Seller hereby transfers and assigns to Purchaser all right, title, and interest in and to the Domain Names. Notwithstanding anything herein to the contrary, the provisions of this Agreement shall be subject to the provisions of the APA, and, if and to the extent the provisions of this Agreement are inconsistent in any way with the provisions of the APA, the provisions of the APA shall be controlling.

2. Registration of Transfer. Contemporaneous to Seller’s execution of this Agreement, Seller shall simultaneously execute and notarize a Domain Name Transfer Application to be filed with Network Solutions, Inc., substantially in the form attached hereto as Exhibit A, or such other domain registration service company as may exist from time-to-time. Seller shall cooperate as reasonably requested by Purchaser to ensure that the Domain Names are validly transferred to Purchaser.

3. Transfer of Seller’s Interest; Assignment.

(a) Seller shall transfer, assign, and deliver to Purchaser all right, title, interest, and possession to the Domain Names, subject to the terms of the APA.

(b) Seller shall be responsible for ensuring that such transfer and assignments are completed in accordance with all applicable laws and regulations.

(c) The Parties shall cooperate with each other as reasonably requested to effectuate the purposes and provisions of this Agreement.

(d) This Agreement may be amended only by a writing signed by the Parties.

(e) This Agreement may be executed in one or more counterparts.

IN WITNESS WHEREOF, the Parties hereto have offered their hand and seal as of the date of this Agreement, through their duly authorized representatives.

TRANSFEROR:

REAMS ASSET MANAGEMENT COMPANY, LLC

By:
Name:
Title:

TRANSFEREE:

SCOUT INVESTMENT ADVISORS, INC.

By:
Name:
Title:

Schedule 1 – Assigned Domain Names and URLs

http://www.reamsasset.com

Exhibit A

Domain Name Transfer Application

See attached.

CONFIDENTIALITY AND NON-SOLICITATION AGREEMENT

THIS CONFIDENTIALITY AND NON-SOLICITATION AGREEMENT (“Agreement”) is entered into by and between Scout Investment Advisors, Inc. (the “Company”), and                      (hereinafter, “you” or “your”).

In consideration of (a) your employment with the Company; (b) the Company’s willingness to provide you with valuable opportunities, compensation and/or benefits; (c) the expense, time and effort involved in providing you with specialized and unique training; (d) the access the Company is providing you to certain trade secrets, and confidential and proprietary information related to the business of the Company; and (e) other consideration,

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

1.	Employment.

You desire to be employed by the Company and you acknowledge that such employment is conditioned upon your execution of this Agreement. Upon the terms and conditions set forth herein, the Company agrees to employ you in such capacity, with such duties and compensation as may be determined by the Company, and as amended from time to time. During the entire period that you are employed by the Company, you agree to devote your best efforts to advance the interests of the Company.

Your status is as an at-will employee, and the Company is not obligated by this Agreement or by separate arrangements to continue your employment for any particular time period or under any specific terms or conditions. You acknowledge and agree that although this Agreement is ancillary to your employment with the Company, the terms and conditions of your employment (except as it relates to the subject matter of this Agreement) are separate from and form no part of this Agreement. The termination of your employment, however, by either you or the Company, shall not terminate, modify or change your post-employment obligations under this Agreement.

You will conduct your duties and activities in accordance with the rules and regulations of any governmental or self-regulatory organization having authority over your duties and activities, and you shall not conduct or solicit transactions or receive funds with respect thereto until you are properly licensed and registered.

You represent and warrant to the Company that you have furnished the Company with copies of any and all agreements, documents or instruments, if any, to which you are a party or by which you are bound that may restrict you in the performance of your duties and activities for the Company. You agree not to divulge to the Company any information which would violate any such agreements, documents or instruments, nor to divulge to the Company any trade secrets, or confidential or proprietary information of your prior business affiliations or employers. You represent and warrant to the Company that the performance of your duties and activities for the Company will not breach the terms of any agreements, documents, or instruments to which you are a party or by which you are bound.

2.	Clients and Business of the Company.

(a) You agree that any and all presently existing investment advisory businesses of the Company and its affiliates, and all businesses developed by the Company and its affiliates (including by you or any other employee or agent of the Company or its affiliates), including, without limitation, all investment methodologies, all investment advisory contracts, fees and fee schedules, commissions, records, data, client lists, agreements, trade secrets, and any other incident of any business developed by the Company or its affiliates or handled or carried on by you for the Company or its affiliates, and all trade names, service marks and logos under which the Company or its affiliates do business, and any combinations or variations thereof and all related logos, are and shall be the exclusive property of the Company or such affiliate, as applicable, for its or their sole use. In addition, you acknowledge and agree that the investment performance of the accounts managed by the Company is attributable to the efforts of the team of professionals at the Company and not to the efforts of any single individual, and that therefore, the performance records of the accounts managed by the Company are and shall be the exclusive property of the Company and not of the team or of any single professional.

(b) You agree that all clients for whom you or others at the Company perform services while at the Company shall be considered clients of the Company, and shall not be considered clients of yours. All prospective clients with whom you have business dealings during your employment with the Company shall be considered prospective clients of the Company, and shall not be considered prospective clients of yours.

3.	Non-Disclosure of Confidential Information.

The Company, in the course of performing its business activities, (a) acquires and develops trade secrets and confidential and proprietary information which is not generally known in the industry, and (b) acquires trade secrets and confidential and proprietary information of or about the Company’s affiliates, customers, vendors, business partners, licensors, suppliers and other companies, persons or entities with which the Company maintains or has maintained a business relationship (hereinafter collectively, “the Company Business Relationships”).

You recognize that the knowledge and information acquired by you concerning the following information of the Company and of the Company Business Relationships: corporate information, including, but not limited to, business plans and methods, trade secrets, products, services, financial affairs, formulae, technology, know-how, contracts, pricing lists, costs, policies, sales methods, financial information, profits, expenses, operations, operating methods and procedures, blueprints, drawings, processes, statistics, suppliers, marketing data, strategic information, sales and plans for future developments, methods, reports, plans, strategies and efforts, customers, customer lists, customer requirements and information, prospective customers, customer files, proposals and communications with customers and prospective customers, fees, information regarding meeting attendees, employee lists and information, financial and other record systems, records, applications, computers, computer programs, system documentation, hardware, software and information contained therein, marketing and expansion plans, technologies, development, projects, forms and other trade secrets, inventions designs, know-how, any facts concerning the systems, methods, procedures or plans developed or used by the Company or the Company Business Relationships or other private, confidential or proprietary information of or about the Company or the Company Business Relationships which is not already available to the public (collectively, “Confidential Information”) are valuable, special and unique aspects of the business of the Company and the Company Business Relationships. You recognize that such Confidential Information would not be provided to you by the Company in the absence of this signed Agreement because of the risks that valuable Confidential Information might otherwise be divulged and thereby damage the Company’s competitive position in the marketplace, damage the Company’s relationship with the Company Business Relationships, or otherwise cause damage to the Company Business Relationships.

You agree that you will not, during or after your employment or other affiliation with the Company, (i) disclose, in whole or in part, any Confidential Information to any person, firm, corporation, association or other entity for any reason or purpose whatsoever unless authorized in writing to do so by the Company, or (ii) use any Confidential Information for your own purpose or for the benefit of any person, firm, corporation, association or other entity other than the Company, except in the proper performance of your duties as instructed by the Company. Upon the cessation of your employment with the Company, the restrictions set forth in this paragraph will not apply to Confidential Information which is then in the public domain (unless you are responsible, directly or indirectly, for such Confidential Information entering the public domain without the Company’s consent).

4.	Intellectual Property. All patents, trademarks, service marks, copyrights, trade secrets and other intellectual property rights (“Intellectual Property”) relating in any way to the business of the Company or its affiliates that you (either alone or in conjunction with others) conceived, made, obtained or developed during the term of your employment with the Company or conceive, make or obtain during the term of your employment (whether during or outside of working hours) with the Company (collectively, “the Company IP”), is the sole and exclusive property of the Company and shall be considered a “work made for hire.” The Company IP belongs to the Company whether or not patent, trademark, copyright and/or other intellectual property right applications are or can be filed thereon. Notwithstanding the foregoing, to the extent that the Company IP does not constitute a work made for hire under applicable law, you hereby assign and transfer to the Company all right, title and interest in and to the Company IP, including, without limitation, any and all copyright, trademark, service mark, patent or other intellectual property rights and goodwill inherent therein or related thereto.

You will make full and prompt disclosure to the Company of all Intellectual Property and Company IP, and at the Company’s request and expense (but without additional compensation to you), will at any time and from time to time during and after your employment with the Company execute and deliver to the Company such applications, assignments and other papers and take such other actions (including, but not limited to, testifying in any legal proceedings) as the Company, in its sole discretion, considers necessary to vest, perfect, defend or maintain the Company’s rights in and to the Company IP. You have attached to this Agreement a complete list of Intellectual Property, if any, conceived, made, obtained or developed by you (either alone or in conjunction with others) on or prior to the date hereof, and to the extent that such Intellectual Property does not also constitute the Company IP, such Intellectual Property is excluded from the undertakings in this Agreement.

If you are requested, pursuant to, or required by applicable law or regulation, or by legal process, to disclose any Confidential Information or Company Intellectual Property, you will use your best efforts to promptly notify the Company of this request and enable the Company or any subsidiary, parent or affiliate of the Company to seek an appropriate protective order at the Company's sole cost and expense. If a protective order or other protective remedy is not obtained, you may furnish only that portion of the Confidential Information or Company Intellectual Property that is legally required, in the opinion of your counsel, and will exercise your best efforts to obtain reliable assurances that confidential treatment will be accorded the Confidential Information or Company Intellectual Property; provided, however, that the Company shall bear the cost and expense of obtaining such confidential treatment.

5.	Non-Solicitation.

You agree that during the term of your employment relationship with the Company and for a period of twelve (12) months after the cessation of such employment (hereinafter, “the Non-Solicitation Period”), you shall not, directly or indirectly, except in the performance of your duties on behalf of the Company:

(a) become employed by or affiliated with any Past Client, Present Client or Prospective Client of the Company or its affiliate (as the terms are defined in paragraph 6 or 11) in a role which provides Investment Management Services (as defined in paragraph 6);

(b) provide Investment Management Services to any person or entity that is a Past Client, Present Client or Prospective Client of the Company or its affiliates;

(c) solicit or induce any person or entity with the effect or for the purpose (which need not be the sole or primary effect or purpose) of: (1) causing any funds with respect to which the Company or its affiliates provides Investment Management Services to be withdrawn from such management, (2) causing any Present Client or Prospective Client of the Company to refrain from engaging the Company or any of its affiliates to provide Investment Management Services for any funds or any additional funds, or (3) causing any Present Client to terminate or diminish its relationship involving Investment Management Services with the Company or its affiliates;

(d) on behalf of yourself, or on behalf of a competitive Investment Management Services business, contact, solicit, canvas, provide services to, contract with, or accept Investment Management Services business from any entity or individual which (i) is a Past Client, Present Client or Prospective Client, or (ii) as of the date of such cessation of your employment, has received an outstanding proposal or offer from the Company, or its affiliates; or

(e) (i) induce, offer, assist, solicit, encourage or suggest, in any manner whatsoever, (1) that you or another business or enterprise offer employment to or enter into a business affiliation with any employee, agent or representative of the Company or its affiliates, or (2) that any employee, agent or representative of the Company or its affiliates terminate his or her employment or business affiliation with the Company or its affiliates; or (ii) hire, employ or contract with any employee, agent or representative of the Company or its affiliates.

6.	Definitions.

(a) “Investment Management Services” shall mean any services which involve (i) the management of an investment account or fund (or portions thereof or a group of investment accounts or funds), or (ii) the giving of advice with respect to the investment and/or reinvestment of assets or funds (or any group of assets or funds).

(b) “Past Client” shall mean at any particular time, any person or entity who at any point within two years prior to such time (i) had been a client of the Company or its affiliates receiving Investment Management Services, (ii) had been an advisee or investment advisory customer of, or recipient of Investment Management Services from, the Company or its affiliates or (iii) had been an intermediary with respect to Investment Management Services between the Company or its affiliates and any such person or entity but at such time is not an advisee or investment advisory customer or client of, or recipient of Investment Management Services from, the Company or its affiliates or an intermediary with respect to Investment Management Services between the Company or its affiliates and any such person or entity.

(c) “Present Client” shall mean, at any particular time, any person or entity which is at such time (i) a current client of the Company or its affiliates with respect to Investment Management Services, (ii) an advisee or investment advisory customer of, or recipient of Investment Management Services from, the Company or its affiliates or (ii) an intermediary with respect to Investment Management Services between the Company or its affiliates and any such person or entity.

(d) “Prospective Client” shall mean, at any particular time, any person or entity to whom the Company or its affiliates, through any of their officers, employees, agents or consultants (or persons acting in any similar capacity), has, within twelve (12) months prior to such time, offered (by means of a personal meeting, telephone call, letter, written proposal or otherwise) (i) to provide Investment Management Services, (ii) to serve as investment adviser or otherwise provide Investment Management Services including, without limitation, any intermediaries between the Company or its affiliates and any such person or entity, but who is not at such time an advisee or investment advisory customer of, or recipient of, Investment Management Services from the Company or its affiliates or an intermediary with respect to Investment Management Services between the Company or its affiliates and any such person or entity.

The preceding sentence is meant to exclude blanket mailings and advertising, if any, through mass media in which the offer, if any, is available to the general public, such as magazines, newspapers or sponsorships of public events, in each case to the extent such efforts do not result in a request by the recipient for further information or a presentation.

7.	The Company’s Documents and Other Information.

(a) You will not remove any records, documents or advertising, including client names and addresses or information from your work premises either in an original form or in duplicated or copied form, or transmit any facts contained in the records, except in the ordinary course of business for the Company.

(b) Upon the cessation of your employment with the Company or at any other time upon request of the Company, you shall deliver to the Company any and all property of the Company or its affiliates (including, but not limited to, keys and credit cards), documents (including, but not limited to, the Company information and documents stored on your computer, including any documents, files, reports or other information received or made by you in connection with your employment with the Company, regardless of whether or not such information is Company Confidential Information) and equipment (including, but not limited to, cell phones, PDAs and computer equipment).

8.	Non-Disparagement.

So long as are you are an employee of the Company and thereafter (including after the termination of your employment), you will not make any disparaging comment in any format, whether written, electronic or oral, to any client, customer, account, supplier, service provider, agency, employee or the media regarding the Company (or any subsidiary, parent or affiliate of the Company) or otherwise relating to the business of the Company (or any subsidiary, parent or affiliate of the Company). Similarly, the Company will not, and will cause its subsidiaries, parents and affiliates to not, make any disparaging comment in any format, written, electronic or oral, to any client, customer, account, supplier, service provider, agency, employee or the media regarding you. Nothing in this paragraph 8 shall preclude truthful statements made pursuant to subpoena or as otherwise required by law.

9.	Subsequent Affiliation or Employment and Enforcement.

(a) Advising the Company of New Affiliation or Employment. In the event of a cessation of your employment with the Company, and during the Non-Solicitation Period described in paragraph 5 above, you agree to disclose to the Company the name and address of any new business affiliation or employer within thirty (30) days of your commencement of such new relationship.

(b) Your Ability to Earn Livelihood. You acknowledge that, in the event of a cessation of your employment with the Company, for any reason and at any time, you will be able to earn a livelihood without violating the provisions of paragraph 5 of this Agreement. Your acknowlegment regarding your ability to earn a livelihood without violating paragraph 5 of this Agreement is a material condition of your employment with the Company. You and the Company acknowledge that your rights have been limited by this Agreement only to the extent reasonably necessary to protect the legitimate interests of the Company.

(c) Construction and Severability. If any section, paragraph, term or provision of this Agreement, or the application thereof, is determined by a competent court or tribunal to be invalid or unenforceable, then the other parts of such section, paragraph, term or provision shall not be affected thereby and shall be given full force and effect without regard to the invalid or unenforceable portions, and the section, paragraph, term or provision of this Agreement will be deemed modified to the extent necessary to render it valid and enforceable.

(d) Enforcement. You agree that if you violate the covenants and agreements set forth above (including but not limited to paragraphs 3, 4, 5, 7 or 8), the Company would suffer irreparable harm, and that such harm to the Company may be impossible to measure in monetary damages. Accordingly, in addition to any other remedies which the Company may have at law or in equity, the Company shall have the right to have all obligations, undertakings, agreements, covenants and other provisions of this Agreement specifically performed by you, and the Company shall have the right to obtain preliminary and permanent injunctive relief to secure specific performance, and to prevent a breach or contemplated breach of this Agreement, without the necessity of posting a bond. In the event the Company or you are required to enforce the terms of this Agreement through court proceedings, then the substantially prevailing party shall be entitled to reimbursement for reasonable legal fees, costs and expenses incident to such enforcement.

10.

Litigation and Regulatory Cooperation. During and after your employment, you shall cooperate fully with the Company in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company which relate to events or occurrences that transpired while you were employed by the Company. Your full cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times. During and after your employment, you also shall cooperate fully with the Company in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while you were employed by the Company. The Company will reimburse you for any reasonable out-of-pocket expenses (excluding attorneys’ fees unless otherwise agreed to by the Company and/or its insurance carrier if any).

11.	Miscellaneous.

(a) Assignment. This Agreement shall be binding and inure to the benefit of the parties hereto, and to the Company’s (a) successors or assigns, (b) entities with which the Company may merge or consolidate, (c) entities to which the Company may sell or transfer all or substantially all of its assets, (d) entities which by any corporate transaction or reorganization operate and control the Company’s business, or (e) to any other entities which operate as a successor to the Company by operation of law or otherwise. Since your duties and covenants under this Agreement are personal, this Agreement shall not be assignable by you.

(b) Headings. The headings contained in this Agreement are inserted for convenience of reference only, and shall not be deemed to be a part of this Agreement for any purposes, and shall not in any way define or affect the meaning, construction or scope of any of the provisions of this Agreement.

(c) Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Missouri (without regard to its conflicts of laws principles).

(d) Entire Agreement. This Agreement represents the entire understanding and agreement between the parties with respect to the subject matter of this Agreement, and supersedes all prior negotiations, agreements, discussions and proposals, both oral and written, between you and the Company with respect to the subject matter of this Agreement. For the avoidance of doubt, nothing in the preceding sentence shall limit or impair Employee's obligation to comply with all lawful rules, orders, regulations, policies and practices, including, without limitation, all codes of ethics and codes of conduct and policies of UMB Financial Corporation, the Company, or any of their respective affiliates, as are applicable to you and similarly situated employees. This Agreement may not be amended or modified, and no waiver hereunder shall be valid or binding, unless set forth in writing, duly executed by the party against whom enforcement of the amendment, modification or waiver is sought.

(e) Waiver. Neither the failure nor delay of either party to exercise any right or remedy under this Agreement shall operate or be construed as a waiver of any such right or remedy or constitute an excuse for any subsequent breach of this Agreement.

(f) Acknowledgement. You acknowledge that you have carefully read and considered the provisions of this Agreement, have had an opportunity to consult with an independent legal counsel of your choosing, and accept this Agreement on the terms set forth herein.

(g) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and constitute one and the same instrument. Faxed and/or electronic signatures are authorized.

(h) Definitions. The word “Person” as used in this Agreement, means any individual, sole proprietorship, joint venture, partnership, corporation, limited liability company, association, cooperative, trust, estate, governmental body, administrative agency, regulatory authority, or other entity of any nature whatsoever. The word “affiliate” as used in this Agreement means: (a) any Person directly or indirectly controlling, controlled by or under common control with another Person; (b) a Person owning or controlling ten (10) percent or more of the outstanding voting securities of such other Person; (c) any officer, director, member, manager or partner of such Person; or (d) a Person who is an officer, director, member, manager or partner or holder of ten (10) percent or more of any of the voting interests of any Person described in clauses (a) through (c) of this sentence. For purposes of the foregoing definition, “control” (including “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

SCOUT INVESTMENT ADVISORS, INC.

By:
Name:

Dated:	Dated: , 2010